14008281

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Received SEC

SEP 15 2014

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Ben Franklin Financial, Inc.
(Exact Name of Registrant as Specified in Charter)

0001618798
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-198702
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington Heights, State of Illinois on September 12, 2014.

BEN FRANKLIN FINANCIAL, INC.

By: C. Steven Sjogren

C. Steven Sjogren
Chairman, President and Chief Executive Officer

EXHIBIT 99.3

Grant of Continuing Hardship Exemption

September 9, 2014

Applicant: Michael J. Brown

Company Name: Ben Franklin Financial, Inc.

Form Type: S-1

Period: To be filed around September 11, 2014

Subject document[s]: Exhibit 99.3 – Valuation Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on September 5, 2014 (Accession no. 0000943374-14-000530) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Heather Mackintosh
Chief, Office of Information Technology
Division of Corporation Finance

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Ben Franklin Financial, Inc.
Arlington Heights, Illinois

As Of:
August 15, 2014

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426 (614) 766-1459 FAX

September 5, 2014

Board of Directors
Ben Franklin Financial, Inc.
830 E. Kensington Road
Arlington Heights, Illinois 60004

To the Board:

We hereby submit an independent appraisal ("Appraisal") of the pro forma market value of the common stock to be issued by the new Ben Franklin Financial, Inc. (the "Corporation") in conjunction with the second stage stock conversion of Ben Franklin Financial, MHC (the "MHC") from the mutual to the stock form of ownership. The MHC currently owns 56.0 percent of the stock of Ben Franklin Financial, Inc. (the "Bancorp"), the mid-tier holding company of Ben Franklin Bank of Illinois (the "Bank"), which increases to 56.07 percent with the inclusion of the $51,531 in cash held by Ben Franklin Financial, MHC. The remaining 43.93 percent of the Corporation's common stock is owned by public shareholders. The exchange ratios established by the Corporation as applied to the value established herein are 0.3282 shares, 0.3862 shares, 0.4441 shares, and 0.5107 shares for each share of the Corporation's common stock at the minimum, midpoint, maximum and maximum, as adjusted, respectively, of the valuation range. This appraisal was prepared and provided to the Corporation in accordance with regulatory appraisal requirements.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A in the Appraisal, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C in the Appraisal.

Our appraisal is based on the assumption that the data provided to us by the Bancorp and the Bank and the material provided by the independent auditors, Crowe Horwath LLP, Oak Brook, Illinois, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of the Bancorp and the Bank, with the law firm of Luse Gorman Pomerenk & Schick, PC, Washington, D.C., the Bank's conversion counsel, and with Sterne, Agee & Leach, Inc., the Bank's investment banking firm. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent Business Plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Bank's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of August 15, 2014, the pro forma market value or appraised value of the Corporation was $7,550,000 at the midpoint, with a public offering of $4,233,285 or 423,329 shares at $10 per share, representing 56.07 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $6,417,500 to a maximum of $8,682,500, with a maximum, as adjusted, of $9,984,875, representing public offering ranges of $3,598,292 at the minimum to a maximum of $4,868,278, with a maximum, as adjusted, of $5,598,519, representing 359,829 shares, 486,828 shares and 559,852 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of the Corporation as of August 15, 2014, is $7,550,000, at the midpoint with a midpoint public offering of $4,233,285.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Ben Franklin Financial, Inc.

Arlington Heights, Illinois

As Of:

August 15, 2014

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS **PAGE**

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of the new Ben Franklin Financial, Inc. (the "Corporation"), a Maryland corporation, in connection with the conversion of Ben Franklin Financial, MHC from the mutual to the stock form of organization. The shares of common stock to be issued represent the majority interest in the original Ben Franklin Financial, Inc., which was formed in October 2006, as a mid-tier holding company, owned by Ben Franklin Financial, MHC. Ben Franklin Bank ("Ben Franklin Bank" or the "Bank") is a subsidiary of Ben Franklin Financial, Inc. Under the Plan of Conversion, Ben Franklin Financial, MHC will cease to exist, with Ben Franklin Bank becoming a wholly owned subsidiary of the Corporation. The existing shares of stock in Ben Franklin Financial, Inc. will be exchanged for new shares of stock in the Corporation based on their current appraised value as determined in this Report.

The Application is being filed with the Office of the Comptroller of the Currency ("OCC"), the Board of Governors of the Federal Reserve System ("FRB") and the Securities and Exchange Commission ("SEC"). In accordance with the conversion, there will be an issuance of 56.0 percent of the Corporation's stock, representing the ownership of Ben Franklin Financial, MHC, in the Corporation, along with the balance of cash held by Ben Franklin Financial, MHC of $51,531, resulting in a cumulative 56.07 percent public offering based on the midpoint valuation. Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Luse Gorman Pomerenk & Schick, PC, Washington, D.C.

This conversion appraisal was prepared based on the guidelines used by the OCC entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OCC application requirements and the Revised Guidelines for Appraisal Reports and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended December 31, 2009 through 2013, and unaudited financials for the six months ended June 30, 2013 and 2014, and discussed them with Ben Franklin Bank's management and with Ben Franklin Bank's independent auditors, Crowe Horwath LLP, Oak Brook, Illinois. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited Ben Franklin Bank's market area of Arlington Heights and Rolling Meadows, Illinois. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Illinois and the United States. We have also examined the competitive market within which Ben Franklin Bank operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular. We have examined the performance of selected publicly traded thrift institutions and compared the performance of Ben Franklin Bank to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the second stage stock offering will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF BEN FRANKLIN BANK

GENERAL

Ben Franklin Bank of Illinois ("Ben Franklin Bank") was organized in 1893 as a state-chartered building and loan association. The Bank converted to a federal savings and loan association in 1934 and later converted to a federal savings bank. In October 2006, the Bank formed its mutual holding company, Ben Franklin Financial, MHC, and its mid-tier holding company, Ben Franklin Financial, Inc., becoming the subsidiary of the Corporation and completing a minority stock offering. The Bancorp plans to complete a stock offering equal to all the shares owned by Ben Franklin Financial, MHC and resulting in its elimination.

Ben Franklin Bank conducts its business from its main office and one branch, with its main office located in Arlington Heights, Illinois, and it branch located in Rolling Meadows, Illinois. The Bank's primary retail market area is focused on Arlington Heights and Rolling Meadows, while the Bank's lending market extends into the surrounding Cook and Lake Counties. Both offices are located in Cook County.

Ben Franklin Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Bank Insurance Fund ("BIF"). The Bank is also subject to certain reserve requirements of the FRB. Ben Franklin Bank is a member of the Federal Home Loan Bank (the "FHLB") of Chicago and is regulated by the OCC. As of June 30, 2014, Ben Franklin Bank had assets of $92,095,000, deposits of $81,9774,000 and equity of $9,100,000.

Ben Franklin Bank operates under a Consent Order ("Order") with the OCC, which was entered into on December 19, 2012. Such Order requires the Bank to take specific actions to correct certain weaknesses.

Ben Franklin Bank has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a

General (cont.)

community-oriented institution. Ben Franklin Bank has been involved in the origination of one- to four-family mortgage loans, which represented 81.1 percent of its loan originations during the fiscal year ended December 31, 2013. One- to four-family mortgage loan originations represented 100.0 percent of loan originations during the six months ended June 30, 2014. At June 30, 2014, 49.0 percent of the Bank's gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a smaller 39.7 percent at December 31, 2012 with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, construction and land loans, commercial business loans, consumer and automobile loans, and home equity loans. Consumer loans include loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $25.2 million, or 27.4 percent of its assets, excluding FHLB stock which totaled $921,000 or 1.0 percent of assets at June 30, 2014. The Bank had $847,000 of its investments in mortgage-backed and related securities representing 0.9 percent of assets. Deposits, principal payments, and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold in the second stage stock offering will be $4.2 million or 423,329 shares at $10 per share based on the midpoint of the appraised value of $7.55 million and representing 56.07 percent of the total appraised value. The net conversion proceeds will be $3.1 million, reflecting conversion expenses of approximately $1,109,500. The actual cash proceeds to the Bank of $1.6 million will represent 50.0 percent of the net conversion proceeds. The ESOP will represent 7.00 percent of the public shares sold or 29,633 shares at $10 per share, representing $296,330. The Bank's net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the

General (cont.)

ESOP, to purchase short-and intermediate-term government or federal agency securities or to invest in short-term deposits.

The Bank has experienced a moderate deposit decrease over the past four fiscal years with deposits decreasing 16.8 percent from December 31, 2009, to December 31, 2013, or an average of 4.2 percent per year. From December 31, 2013, to June 30, 2014, deposits then decreased by 4.39 percent or 8.79 percent on an annualized basis, compared to a decrease of 4.1 percent in fiscal 2013.

The Bank has focused on improving its asset quality position, on monitoring its net interest margin and earnings and on maintaining a reasonable equity to assets ratio during the past four years. Equity to assets decreased from 11.55 percent of assets at December 31, 2009, to 9.98 percent at December 31, 2013, due to the Bank's negative earnings, impacted by higher provision for loan losses and then decreased slightly to 9.88 percent at June 30, 2014.

The primary lending strategy of Ben Franklin Bank has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family mortgage loans, the origination of commercial real estate loans, multi-family loans, and home equity loans with less emphasis on the origination of land and construction loans, automobile loans, commercial business loans and other consumer loans.

The Bank's share of one- to four-family mortgage loans has increased moderately from 39.7 percent of gross loans at December 31, 2012, to 49.0 percent as of June 30, 2014. Multi-family loans increased from 16.0 percent of loans to 16.3 percent from December 31, 2012, to June 30, 2014, and commercial real estate loans decreased from 16.3 percent at December 31, 2012, to 14.8 percent at June 30, 2014. All types of real estate loans, excluding home equity loans, as a group increased modestly from 72.9 percent of gross loans at December 31, 2012, to 80.6 percent at June 30, 2014. The increase in real estate loans was offset by the Bank's decrease in commercial, consumer and other loans and home equity loans. The Bank's share of home

General (cont.)

equity loans witnessed a decrease in their share of loans from 16.5 percent at December 31, 2012, to 14.8 percent at June 30, 2014, and the Bank's share of commercial business loans decreased from 6.7 percent to 1.7 percent, during the same time period.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Bank's higher level of nonperforming assets. At December 31, 2012, Ben Franklin Bank had $2,095,000 in its loan loss allowance or 2.51 percent of gross loans, and 205.0 percent of nonperforming loans with the loan loss allowance decreasing to $1,294,000 and representing a lower 1.98 percent of gross loans and a lower 92.9 percent of nonperforming loans at June 30, 2014.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a continued emphasis on strengthening noninterest income and controlling noninterest expenses. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and continue to decrease real estate owned expenses and total noninterest expenses.

PERFORMANCE OVERVIEW

The financial position of Ben Franklin Bank at fiscal year end December 31, 2009, through December 31, 2013, and at June 30, 2014, is shown in Exhibits 1 and 2, and the earnings performance of Ben Franklin Bank for the twelve months ended June 30, 2014, and for the fiscal years 2009 through 2013, is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at December 31, 2011 through 2013, and at June 30, 2014. Ben Franklin Bank has focused on reducing its loan portfolio and deposits, increasing its cash and investment securities, and decreasing its asset base from 2009 through 2013. The most recent trend for the Bank from December 31, 2013, through June 30, 2014, was a modest decrease in assets, an increase in investments, a modest decrease in loans and a modest decrease in deposits.

With regard to the Bank's historical financial condition, Ben Franklin Bank has experienced a moderate decrease in assets from December 31, 2009, through December 31, 2013, with a lesser decrease in deposits and a moderate decrease in the dollar level of equity over the past four years.

The Bank witnessed a decrease in assets of $23.3 million or 19.5 percent for the period of December 31, 2009, to December 31, 2013, representing an average annual decrease of 4.9 percent. For the six months ended June 30, 2014, assets decreased $4.3 million or 4.4 percent, or 8.8 percent, annualized. Over the past four fiscal periods, the Bank experienced its largest dollar decrease in assets of $10.1 million in fiscal year 2011, due primarily to a $10.1 million decrease in loans, with a similar $9.8 million decrease in deposits. The Bank had no increases in assets from 2009 to 2013. During the Bank's most recent fiscal year of 2013, assets decreased $4.4 million or 4.2 percent.

Ben Franklin Bank's net loan portfolio, which includes mortgage loans and nonmortgage loans, decreased from $104.6 million at December 31, 2009, to $70.6 million at December 31, 2013, and represented a total decrease of $34.0 million, or 32.5 percent. The average annual decrease during that period was 8.1 percent. For the six months ended June 30, 2014, net loans decreased $6.5 million or 9.2 percent to $64.0 million.

Performance Overview (cont.)

Ben Franklin Bank has obtained funds through deposits, with no FHLB advances at June 30, 2014. The Bank has not had FHLB advances since 2009. The Bank's competitive rates for deposits in its local market in conjunction with its focus on service have been the sources for competing for retail deposits. Deposits decreased $17.4 million or 16.8 percent from fiscal 2009 to 2013, representing an average annual rate of decrease of 4.2 percent, decreasing to $85.7 million at December 31, 2013. For the six months ended June 30, 2014, deposits decreased by $3.8 million or 4.4 percent. The Bank's largest fiscal year deposit decrease was in 2011, when deposits decreased $9.8 million or a moderate 9.6 percent.

The Bank witnessed a decrease in its dollar equity level from 2009 to 2013, with decreases occurring each year. Equity also decreased in the six months ended June 30, 2014. At December 31, 2009, the Bank had equity of $13.8 million, representing an 11.55 percent equity to assets ratio and decreased to $9.6 million at December 31, 2013, representing a lower 9.98 percent equity to assets ratio. At June 30, 2014, equity was a lesser $9.1 million and a slightly lower 9.88 percent of assets.

The overall decrease in the equity to assets ratio from December 31, 2009, to December 31, 2013, was the result of the Bank's negative earnings in 2009, 2010, 2012 and 2013. The dollar level of equity decreased 30.5 percent from December 31, 2009, to December 31, 2013, representing an average annual decrease of 7.6 percent, and then decreased 5.4 percent from December 31, 2013, through June 30, 2014.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Ben Franklin Bank. This table provides key income and expense figures in dollars for the fiscal years of 2009 through 2013, and for the six months ended June 30, 2013 and 2014.

Ben Franklin Bank witnessed a moderate decrease in its dollar level of interest income from fiscal 2011 to fiscal 2013. Interest income was $4.8 million in 2011 and a lower $3.9 million in 2013. Interest income then decreased modestly in the six months ended June 30, 2014, to $1.7 million or $3.4 million, annualized, compared to $3.9 million in 2013.

The Bank's interest expense also experienced a decrease from fiscal year 2011 to 2013. Interest expense decreased from $954,000 in 2011 to $559,000 in 2013, representing a decrease of $395,000 or 41.4 percent. Interest income decreased a larger $902,000. Such decrease in interest income from 2011 through 2013, notwithstanding the smaller decrease in interest expense, resulted in a dollar decrease in annual net interest income and a modest decrease in net interest margin. Interest expense then decreased in the six months ended June 30, 2014, to $231,000 or $462,000, annualized, compared to $559,000 in interest expense in fiscal 2013.

The Bank has made provisions for loan losses in each of the past five fiscal years of 2009 through 2013 but made no provisions in the six months ended June 30, 2014. The amounts of those provisions were determined in recognition of the Bank's balance of loans, level of nonperforming assets, charge-offs and level of repossessed assets. The loan loss provisions were $1,309,000 in 2009, $1,397,000 in 2010, $815,000 in 2011, $903,000 in 2012 and $565,000 in 2013, with no provisions in the six months ended June 30, 2014. The impact of these loan loss provisions has been to provide Ben Franklin Bank with a general valuation allowance of $1,294,000 at June 30, 2014, or 1.98 percent of gross loans and 92.9 percent of nonperforming loans.

Income and Expense (cont.)

Total other income or noninterest income indicated an increase from 2011 to 2013. Noninterest income was $87,000 or 0.08 percent of assets in 2011 and a higher $204,000 in fiscal year 2013 or 0.21 percent of assets, including $75,000 in gains on the sale of real estate owned. In the six months ended June 30, 2014, noninterest income was $75,000, representing 0.08 percent of assets on an annualized basis. Noninterest income consists primarily of service charges, gains on the sale of real estate owned, and other income.

The Bank's general and administrative expenses or noninterest expenses decreased from $3,815,000 for the fiscal year of 2009 to $3,757,000 for the fiscal year ended December 31, 2013, representing an average annual decrease of 0.8 percent and then increased to $4,882,000 for the six months ended June 30, 2014, on an annualized basis, representing an increase of 29.9 percent. On a percent of average assets basis, operating expenses increased from 3.48 percent of average assets for the fiscal year ended December 31, 2011, to 3.80 percent for the fiscal year ended December 31, 2013, and then increased to 4.32 percent for the six months ended June 30, 2014, annualized.

The net earnings position of Ben Franklin Bank has indicated noticeable volatility from 2011 through 2013 and in the six months ended June 30, 2014. The annual net income figures for the fiscal years of 2011, 2012 and 2013 were $(703,000), $(2,120,000) and $(827,000), respectively, representing returns on average assets of (0.64) percent, (2.07) percent and (0.84) percent for fiscal years 2011, 2012 and 2013, respectively. For the six months ended June 30, 2014, earnings were $(523,000), representing a return on average assets of (0.55) percent or (1.10) percent annualized.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the twelve months ended June 30, 2014. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There were no income or expense adjustments, resulting in core income being equal to net income.

Income and Expense (cont.)

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets changed from (0.64) percent in 2011 to (2.07) percent in fiscal year 2012, and then changed to (0.84) percent in 2013, with the overall lower earnings from 2011 to 2013 due to the Bank's higher provision for loan losses. The Bank's return on assets was (1.10) percent, annualized, in the six months ended June 30, 2014.

The Bank's net interest rate spread increased from 3.60 percent in 2011 to 3.77 percent in 2012, then decreased to 3.41 percent in 2013 and then decreased to 3.10 percent for the six months ended June 30, 2014. The Bank's net interest margin indicated a similar trend, increasing from 3.70 percent in 2011 to 3.86 percent in 2012, then decreased to 3.49 percent in 2013 and then decreased to 3.16 percent for the six months ended June 30, 2014. Ben Franklin Bank's net interest rate spread decreased 21 basis points from 2011 to 2013, and then decreased 31 basis points in the six months ended June 30, 2014. The Bank's net interest margin followed a similar trend, decreasing 21 basis points from 2011 to 2013 and then decreasing 33 basis point for the six months ended June 30, 2014.

The Bank's negative return on average equity increased from 2011 to 2013. The negative return on average equity increased from (5.32) percent in 2011, to (7.87) percent in 2013, and then increased to (10.94) percent for the six months ended June 30, 2014.

Ben Franklin Bank's ratio of interest-earning assets to interest-bearing liabilities increased slightly from 111.01 percent at December 31, 2011, to 111.57 percent at December 31, 2012, and then increased to 112.07 percent at December 31, 2013, and then increased to 112.48 percent at June 30, 2014. The Bank's slight increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's larger decrease in its interest-bearing liabilities.

The Bank's ratio of noninterest expenses to average assets increased from 3.48 percent in fiscal year 2011 to 3.95 percent in fiscal year 2012, decreased to 3.80 percent in fiscal year

Income and Expense (cont.)

2013 and then increased to 4.32 percent, based on the six months ended June 30, 2014, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 59.4 percent for all thrifts and 83.0 percent for thrifts with assets of less than $100.0 million to $1.0 billion, with the lower the ratio indicating higher efficiency. The Bank has been characterized with a moderately lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 94.52 percent in 2011 to 103.32 percent in 2012, then increased to 108.84 percent in 2013 and then increased to 134.21 percent in the six months ended June 30, 2014, due to a rise in noninterest expenses.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total assets is a key indicator of asset quality. Ben Franklin Bank witnessed an increase in its nonperforming loans ratio from 2011 to 2013, which then decreased in the six months ended June 30, 2014, and the ratio is currently higher than the industry norm. Nonperforming loans, by definition, consist of loans delinquent 90 days or more, troubled debt restructurings that have not been performing for at least three months, and nonaccruing loans. Ben Franklin Bank's nonperforming loans consisted of nonaccrual loans and troubled debt restructurings that have not been performing, with no loans 90 days or more past due. The ratio of nonperforming loans to total loans was 2.13 percent at June 30, 2014, decreasing from 3.21 percent at December 31, 2013, and similar to its 2.08 percent at December 31, 2011.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and also to nonperforming assets. The Bank's allowance for loan losses was 1.33 percent of loans at December 31, 2011, and increased to 1.81 percent at December 31, 2013, then increased further to 1.98 percent of loans at June 30, 2014. As a percentage of nonperforming loans, Ben Franklin Bank's allowance for loan losses to nonperforming loans was 64.09 percent at December 31, 2011, and a lower 56.41 percent at December 31, 2013, and increased to 92.89 percent at June 30, 2014.

Income and Expense (cont.)

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2013 and for the six months ended June 30, 2014. For the year ended December 31, 2013, net interest income decreased $423,000, due to a decrease in interest income of $567,000, reduced by a $144,000 decrease in interest expense. The decrease in interest income was due to a decrease due to rate of $117,000, accented by a decrease due to volume of $450,000. The decrease in interest expense was due to a $108,000 decrease due to rate, accented by a $36,000 decrease, due to volume.

For the six months ended June 30, 2014, net interest income decreased $308,000, due to a decrease in interest income of $370,000, reduced by a $62,000 decrease in interest expense. The decrease in interest income was due to a decrease due to volume of $240,000, accented by a decrease due to rate of $130,000. The decrease in interest expense was due to a $36,000 decrease due to rate, accented by a $26,000 decrease due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2012 and 2013, and for the six months ended June 30, 2013 and 2014, and at June 30, 2014, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Ben Franklin Bank's weighted average yield on its loan portfolio decreased 17 basis points from fiscal year 2012 to 2013, from 5.24 percent to 5.07 percent and then decreased 22 basis points to 4.85 percent for the six months ended June 30, 2014. The Bank's weighted average yield on its loan portfolio then decreased 7 basis point to 4.78 percent at June 30, 2014. The yield on investment securities decreased 24 basis points from 1.89 percent in 2012 to 1.65 percent in fiscal year 2013, and then decreased 10 basis points to 1.55 percent for the six months ended June 30, 2014. The yield on other interest-earning assets, which includes Federal Home Loan Bank stock, increased 7 basis points from fiscal year 2012 to 2013, from 0.09 percent to 0.16 percent, and then remained at 0.16 percent for the six months ended June 30, 2014. The combined weighted average yield on all interest-earning assets decreased 50 basis points to 4.07 percent from fiscal year 2012 to 2013 and then decreased 40 basis points to 3.67 percent for the six months ended June 30, 2014, and then decreased 8 basis point to 3.59 percent at June 30, 2014.

Ben Franklin Bank's weighted average cost of interest-bearing liabilities decreased 15 basis points to 0.66 percent from fiscal year 2012 to 2013, which was less than the Bank's 50 basis point decrease in yield, resulting in a decrease in the Bank's net interest rate spread of 35 basis points from 3.76 percent to 3.41 percent from 2012 to 2013. Then the Bank's interest rate spread decreased 31 basis points to 3.10 percent for the six months ended June 30, 2014, and decreased 6 basis points to 3.04 percent at June 30, 2014. The Bank's net interest margin decreased from 3.85 percent in fiscal year 2012 to 3.49 percent in fiscal year 2013, representing a decrease of 36 basis points, and then decreased 34 basis points to 3.15 percent for the six months ended June 30, 2014.

Yields and Costs (cont.)

The Bank's ratio of average interest-earning assets to interest-bearing liabilities increased from 111.57 percent for the year ended December 31, 2011, to 112.48 percent for the six months ended June 30, 2014, and to 113.00 percent at June 30, 2014.

INTEREST RATE SENSITIVITY

Ben Franklin Bank has monitored its interest rate sensitivity position and focused on maintaining a reasonable level of interest rate risk exposure by maintaining a moderate share of adjustable-rate residential mortgage loans and adjustable-rate home equity loans, to offset its moderate share of fixed-rate residential mortgage loans. Ben Franklin Bank recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and economic value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in economic value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Ben Franklin Bank has responded to the interest rate sensitivity issue by increasing its share of adjustable-rate home equity loans and reducing its fixed-rate one- to four-family loans, multi-family loans and commercial real estate loans.

The Bank's key measure of its interest rate risk is through the use of its economic value of equity ("EVE") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The EVE for the Bank is calculated on a quarterly basis by an outside firm, showing the Bank's EVE to asset ratio, the dollar change in EVE, and the change in the EVE ratio for the Bank under rising and falling interest rates. Such changes in EVE ratio under changing rates are reflective of the Bank's interest rate risk exposure. The Bank also measures its interest rate risk through the use of the change in its net interest income under rising and falling interest rates.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate

Interest Rate Sensitivity (cont.)

sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Bank's EVE levels and ratios as of June 30, 2014, based on the most recent calculations and reflects the changes in the Bank's EVE levels under rising and declining interest rates.

The Bank's change in its EVE level at June 30, 2014, based on a rise in interest rates of 100 basis points was a 3.00 percent increase, representing a dollar increase in equity value of $381,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's EVE level was estimated to decrease (7.0) percent or $(888,000) at June 30, 2014. The Bank's exposure increases to a 6.00 percent increase under a 200 basis point rise in rates, representing a dollar increase in equity of $687,000. The Bank's exposure is not measurable based on a 200 basis point decrease in interest rates, due to the currently low level of interest rates.

The Bank's post shock EVE ratio based on a 200 basis point rise in interest rates is 14.77 percent and indicates a 131 basis point increase from its 13.46 percent based on no change in interest rates.

The Bank is aware of its interest rate risk exposure under rapidly rising rates and falling rates. Due to Ben Franklin Bank's recognition of the need to control its interest rates exposure, the Bank has recognized the importance of maintaining its share of adjustable-rate mortgage loans. The Bank plans to increase its lending activity in the future. The Bank will also continue to focus on strengthening its EVE ratio, recognizing the planned second stage stock offering will strengthen the Bank's EVE ratio, based on any change in interest rates.

LENDING ACTIVITIES

Ben Franklin Bank has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, multi-family loans, land loans, home equity loans, commercial business loans, automobile loans and other consumer loans. Exhibit 12 provides a summary of Ben Franklin Bank's loan portfolio by loan type at December 31, 2012 and 2013, and at June 30, 2014.

The primary loan type for Ben Franklin Bank has been residential loans secured by one- to four-family dwellings, representing a moderate 49.0 percent of the Bank's gross loans as of June 30, 2014. This share of loans has seen a moderate increase from 39.7 percent at December 31, 2012. The second largest real estate loan type as of June 30 2014, was multi-family loans, which comprised a moderate 16.3 percent of gross loans, compared to 16.0 percent as of December 31, 2012, and represented the fourth largest real estate loan category in 2012. The third largest real estate loan category at June 30, 2014, was multi-family loans, which represented 14.8 percent of loans compared to a larger 16.3 percent at December 31, 2012. The fourth largest real estate loan category at June 30, 2014, was home equity loans, which represented 14.8 percent of loans compared to a larger 16.5 percent at December 31, 2012, and represented the second largest real estate loan category in 2012. These four real estate loan categories represented a strong 94.9 percent of gross loans at June 30, 2014, compared to a smaller 88.5 percent of gross loans at December 31, 2012. Land loans totaled $326,000, representing 0.50 percent of loans at June 30, 2014, and a similar $381,000 representing 0.46 percent of loans at December 31, 2012.

Commercial business loans represent a modest size loan category for Ben Franklin Bank. Commercial business loans totaled $1.1 million and represented 1.7 percent of gross loans at June 30, 2014, compared to a larger $5.6 million or 6.7 percent of gross loans at December 31, 2012.

Lending Activities (cont.)

The combined automobile and consumer loan category was the final loan category at June 30, 2014, and represented a modest 2.9 percent of gross loans compared to 3.9 percent at December 31, 2012. Automobile and consumer loans were the fifth largest overall loan type at June 30, 2014, and were the sixth largest loan category at December 31, 2012. The Bank's consumer loans include savings account loans, and secured and unsecured personal loans. The overall mix of loans has witnessed moderate changes from December 31, 2012, to June 30, 2014, with the Bank having increased its shares of one- to four-family loans and multi-family loans to offset its moderate decreases in multi-family loans and commercial real estate loans.

The emphasis of Ben Franklin Bank's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Cook and Lake Counties. At June 30, 2014, 49.0 percent of Ben Franklin Bank's gross loans consisted of loans secured by one- to four-family residential properties.

The Bank offers several types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of three years, five years and seven years. The interest rates on ARMs are generally indexed to the average yield on one-year U.S. Treasury securities. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period, and 5.0 percent to 6.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury securities. The Bank retains all ARMs which it originates. The majority of ARMs have terms of up to 30 years, the maximum term offered, with some having terms of 15 and 20 years.

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

Lending Activities (cont.)

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with Ben Franklin Bank's fixed-rate mortgage loans having terms of 15 years, 20 years and 30 years. These loans are retained by Ben Franklin Bank. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank's adjustable-rate and fixed-rate mortgage loans normally conform to FHLMC underwriting standards.

The Bank also offers bi-weekly fixed-rate mortgage loans which requires 26 payments per year or the equivalent of 13 monthly payments. Such loan product results in a more rapid amortization of the loan and is a unique loan product in the Bank's market area.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Ben Franklin Bank, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio for fixed-rate loans and adjustable-rate loans. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

Ben Franklin Bank has also been an originator of fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $9.7 million in commercial real estate and $10.6 million in multi-family loans at June 30, 2014, or a combined 31.1 percent of gross loans, compared to a larger $13.6 million and $13.3 million respectively or 32.3 percent of gross loans at December 31, 2012.

The major portion of commercial real estate are secured by warehouses, small retail establishments, office buildings and other owner-occupied properties used for business. Multi-family loans are secured by apartment buildings in the Bank's local market. Multi-family and commercial real estate loans have terms of five years with a balloon payment and an amortization period of 25 years. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank is an originator of commercial business loans, which totaled $1.1 million at June 30, 2014, and represented 1.7 percent of gross loans. Commercial business loans include secured and unsecured loans to professionals, small businesses and sole proprietorships. Commercial business loans have terms of five years or less and a loan-to-value ratio of the collateral of up to 70 percent.

The Bank also originates home equity loans. The Bank had $9.6 million or 14.8 percent of gross loans in home equity loans at June 30, 2014. Home equity loans normally have a term of seven years with an adjustable interest rate for the term of the loan and a loan-to-value ratio of no more than 80.0 percent, including the first mortgage loan. The Bank's home equity lines of credit provide for interest only payments during the term of the loan with the principal amount due at the end of the loan term.

Ben Franklin Bank is also an originator of automobile loans and consumer loans, with these loans totaling only $1.9 million at June 30, 2014, and representing 2.9 percent of gross loans. Consumer loans primarily include share loans and secured and unsecured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Ben Franklin Bank's fixed- and adjustable-rate loans, indicating a majority of fixed-rate loans. At December 31, 2013, 36.2 percent of the Bank's loans due after December 31, 2014, were adjustable-rate and 63.8 percent were fixed-rate. At December 31, 2013, the Bank had a moderate 17.2 percent of its loans due on or before December 31, 2014, or in one year or less,

Lending Activities (cont.)

with 53.3 percent due by December 31, 2018, or in one to five years. The Bank had an additional 6.5 percent of its loans with a maturity of more than 15 years.

As indicated in Exhibit 14, Ben Franklin Bank experienced a modest decrease in its total loan originations from fiscal year 2012 to 2013, which further decreased based on the six months ended June 30, 2014, annualized. Total loan originations in fiscal year 2012 were $8.6 million compared to a smaller $7.0 million in fiscal year 2013, reflective of a lower level of multi-family loans originated, decreasing from $1.3 million to $256,000. The decrease in multi-family loan originations from 2012 to 2013 of $1.0 million represented 62.5 percent of the $1.6 million aggregate decrease in total loan originations from 2012 to 2013, with one- to four-family loans increasing $685,000. Construction loans decreased $930,000, and commercial real estate loans decreased $324,000 from 2012 to 2013.

In the six months ended June 30, 2014, total loan originations were $3.56 million, indicating a decrease of $538,000 from the $4.1 million in loan originations in the six months ended June 30, 2013. One- to four-family loan originations indicated a rise in originations of $362,000 in the six months ended June 30, 2014, compared to the six months ended June 30, 2013, and commercial real estate loans decreased $900,000 during this period.

Loan purchases decreased $4.5 million from 2012 to 2013, based on total purchases of $5.1 million in 2012 and a lesser $628,000 in 2013. The Bank's largest category of loan purchases in 2012 was automobile loans, which totaled $3.1 million, followed by commercial business loans at $1.2 million and then one- to four-family loans at $835,000. Loan purchases in 2013 included $532,000 in automobile loans and $96,000 in commercial business loans. In the six months ended June 30, 2014, loan purchases totaled only $63,000 and consisted of consumer loans.

Overall, loan originations and purchases fell short of principal payments, charge-offs, transfers to real estate owned, loan repayments and other deductions in 2012 and 2013 and in the six months ended June 30, 2013, and June 30, 2014. In fiscal 2012, loan originations and purchases fell short of reductions by $2.9 million and fell short of reductions by $10.9 million in 2013, then fell short of reductions by $6.4 million in the six months ended June 30, 2013, and fell short of reductions by $6.5 million in the six months ended June 30, 2014.

NONPERFORMING ASSETS

Ben Franklin Bank understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets over the past few years and have been forced to recognize significant losses, setting aside major valuation allowances and being subject to much higher provision for loan losses.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including commercial real estate loans, multi-family loans and nonowner-occupied one- to four-family loans. Ben Franklin Bank has been faced with a modestly higher level of nonperforming assets in 2013, with nonperforming assets decreasing modestly at June 30, 2014. The Bank has also been faced with a consistently higher share of nonperforming assets and accruing troubled debt restructurings.

Exhibit 15 provides a summary of Ben Franklin Bank's delinquent loans at December 31, 2012 and 2013, and at June 30, 2014, indicating an overall modest increase in delinquent loans from December 31, 2012, to June 30, 2014. The Bank had $111,000 in loans delinquent 30 to 89 days at June 30, 2014. Loans delinquent 90 days or more totaled $1,393,000 at June 30, 2014, with these two categories representing 2.31 percent of gross loans with most of them one- to four-family real estate loans and multi-family loans. At December 31, 2012, delinquent loans of 30 to 89 days totaled $343,000 or 0.42 percent of gross loans and loans delinquent 90 days or more totaled $1,021,000 or 1.23 percent of gross loans for a combined total of $1,364,000 and a 1.65 percent share of gross loans, compared to a higher $1,507,000 and a higher 2.31 percent of gross loans at June 30, 2014.

It is a normal procedure for Ben Franklin Bank to contact a borrower when the borrower fails to make a loan payment. When a loan is delinquent 15 days, the Bank sends a late notice to the borrower, followed by a phone call after 20 days delinquency and then another late notice after 30 days delinquency. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends an additional notice during the period of 30 to 60 days delinquent. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 90 days and no workout agreement has been reached.

Exhibit 16 provides a summary of Ben Franklin Bank's nonperforming assets at December 31, 2012 and 2013, and at June 30, 2013 and 2014. Nonperforming assets, by definition, include loans 90 days or more past due, nonaccruing loans, troubled debt restructurings that have not performed, and repossessed assets. The Bank carried a higher level of nonperforming assets at December 31, 2013, relative to December 31, 2012 and June 30, 2014. Ben Franklin Bank's level of nonperforming assets was $2,673,000 at December 31, 2012, and a higher $3,396,000 at December 31, 2013, which represented 2.65 percent of assets in 2012 and 3.52 percent in 2013. The Bank's nonperforming assets included $805,000 in nonaccrual loans, no loans 90 days or more past due, $216,000 in nonaccruing troubled debt restructurings, and real estate owned for a total of $2,673,000 in 2012, with $1,088,000 in real estate owned, no loans 90 days or more past due, $1,305,000 in nonaccruing troubled debt restructurings, and $1,003,000 in nonaccrual loans at December 31, 2013, for a total of $3,396,000. At June 30, 2014, nonperforming assets were a moderately lower $2,358,000 or 2.56 percent of assets and included no loans 90 days or more past due, $516,000 in nonaccrual loans, $877,000 in nonaccruing troubled debt restructurings, and $965,000 in real estate owned.

Ben Franklin Bank's levels of nonperforming assets were higher than its levels of classified assets at December 31, 2013, and at June 30, 2014. The Bank's ratios of classified

Nonperforming Assets (cont.)

assets to assets, excluding special mention assets, were 6.47 percent of assets at December 31, 2012, 2.40 percent at December 31, 2013, and 1.63 percent at June 30, 2014 (reference Exhibit 17). The Bank's classified assets consisted of $1,504,000 in substandard assets, no assets classified as doubtful or loss at June 30, 2014. The Bank had no assets classified as loss or doubtful at December 31, 2012, and $6,519,000 classified as substandard.

Exhibit 18 shows Ben Franklin Bank's allowance for loan losses at December 31, 2012 and 2013, and at June 30, 2013 and 2014, indicating the activity and the resultant balances. Ben Franklin Bank has witnessed a moderate decrease in its balance of allowance for loan losses from $2,095,000 at December 31, 2012, to $1,294,000 at June 30, 2014, in response to its decrease in loans and recent decrease in nonperforming loans. The Bank had provisions for loan losses of $1,903,000 in fiscal 2012, $565,000 in 2013 and zero in the six months ended June 30, 2013, and zero in the six months ended June 30, 2014.

The Bank had total charge-offs of $996,000 in 2012 and $1,379,000 in 2013 with total recoveries of $51,000 in 2012, and $21,000 in 2013. The Bank had charge-offs in the six months ended June 30, 2014, of $209,000 and recoveries of $201,000. The Bank's ratio of allowance for loan losses to gross loans was 2.51 percent at December 31, 2012, and a lower 1.98 percent at June 30, 2014, due to higher charge-offs in 2013. Allowance for loan losses to nonperforming loans was 205.19 percent at December 31, 2012, and a smaller 92.89 percent at June 30, 2014.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, and mortgage-backed securities. Exhibit 19 provides a summary of Ben Franklin Bank's investment portfolio at December 31, 2012 and 2013, and at June 30, 2014, excluding FHLB stock. The exhibit also includes the Bank's mortgage-backed securities at December 31, 2012 and 2013, and at June 30, 2014. Investment securities totaled $4.8 million at June 30, 2014, based on fair value, compared to $3.2 million at December 31, 2012. The Bank had $2.0 million in U.S. government and federal agency securities at December 31, 2012, and a larger $4.0 million at June 30, 2014, both of which are included in total investments.

The primary component of investment securities at June 30, 2014, was U.S. government and federal agency securities, representing 82.4 percent of total investments, excluding FHLB stock, compared to a smaller 62.5 percent at December 31, 2012. The Bank also had cash and interest-bearing deposits totaling $20.4 million at June 30, 2014, and a smaller $10.8 million at December 31, 2012. The Bank had $921,000 in FHLB stock at June 30, 2014. The weighted average yield on investment securities was 1.55 percent for the six months ended June 30, 2014, with a lower 0.16 percent yield on other interest-earning assets for the six months ended June 30, 2014.

DEPOSIT ACTIVITIES

The mix of deposits by amount at December 31, 2012 and 2013, and at June 30, 2014, is provided in Exhibit 20. There has been a modest change in total deposits and in the deposit mix during this period. Total deposits have decreased from $89.4 million at December 31, 2012, to $82.0 million at June 30, 2014, representing a decrease of $7.4 million or 8.3 percent. Certificates of deposit have decreased from $53.0 million at December 31, 2012, to $45.2 million at June 30, 2014, representing a decrease of $7.8 million or 14.7 percent, while interest and noninterest checking accounts, savings accounts, and MMDA accounts have increased $343,000 from $36.4 million at December 31, 2012, to $36.8 million at June 30, 2014 or 0.9 percent.

Exhibit 21 provides a breakdown of certificates of deposits of $100,000 or more by rate and maturity as of June 30, 2014. A moderate 23.4 percent of these certificates of deposit mature in six months or less. The next category of these certificates based on maturity was certificates maturing in one year, which represented 12.6 percent of certificates. The largest category of these certificates based on maturity was certificates with a maturity of over one year, totaling $8.7 million, representing 64.0 percent of certificates of deposit of $100,000 or more.

BORROWINGS

Ben Franklin Bank has not made use of FHLB advances in any of the years ended December 31, 2011, 2012 and 2013, or in the six months ended June 30, 2013 and 2014. The Bank had total FHLB advances of $2.0 million at December 31, 2009, and has not had year end balances since then.

SUBSIDIARIES

Ben Franklin Bank had no subsidiaries at June 30, 2014.

OFFICE PROPERTIES

Ben Franklin Bank had two offices at June 30, 2014, with its home office located in Arlington Heights and a branch in Rolling Meadows (reference Exhibit 22). Ben Franklin Bank leases both offices. At June 30, 2014, the Bank's total investment in fixed assets, based on depreciated cost, was $602,000 or 0.65 percent of assets.

MANAGEMENT

The chairman and chief executive officer of Ben Franklin Bank is C. Steven Sjogren (reference Exhibit 23). Mr. Sjogren served as chairman, president and chief executive officer of the Bank from 2002 to 2013. At the end of 2013, Mr. Sjogren became chairman and chief executive officer of the Bank. Mr. Sjogren is also a director of the Bank, a position he has held since 2001. Mr. Sjogren has extensive banking experience, serving as president and chief executive officer of Home Banc, Rockford, Illinois, from 1981 to 1998 and regional president of First Star Bank until 2000. Mr. Steven D. Olson has been the senior vice president of Ben

Franklin Bank since 2012 and was named president of Ben Franklin Bank effective January 23, 2014. Previously, he was president and chief executive officer of Community First Bank, located in Chicago, Illinois, from 2004 to 2011 and prior to that he was executive vice president at Uptown National Bank of Chicago, also located in Chicago, Illinois. Mr. Olson is also a director of Ben Franklin Bank. Mr. Glen A. Miller has been the vice president and chief financial officer of Ben Franklin Bank since 2001. At the end of 2013, Mr. Miller was named senior vice president and chief financial officer. Previously Mr. Miller was the assistant vice president, financial reporting and analysis with Liberty Federal Bank, located in Hinsdale, Illinois from 1997 to 2001. Mr. Robin L. Jenkins is the senior vice president and chief lending officer of Ben Franklin Bank, positions he has held since 2006. Prior to joining Ben Franklin Bank, Mr. Jenkins was vice president of mortgage banking for Norstates Bank. Ms. Bernadine V. Dziedzic is currently the compliance officer and corporate secretary for Ben Franklin Bank. Ms. Dziedzic has been with Ben Franklin Bank since 1998. Ms. Dziedzic is also a director of the Bank. Ms. Angie Plesiotis is the chief operations officer and vice president of Ben Franklin Bank, positions she has held since 2000. Previously Ms. Plesiotis was assistant vice president and branch manager at St. Paul Federal Bank.

II. DESCRIPTION OF PRIMARY MARKET AREA

Ben Franklin Bank's market area is focused on northern Cook County, Illinois, and the Bank's lending market extends into southern Lake County in Illinois.

Exhibit 24 shows the trends in population, households and income for the market area, Cook and Lake Counties, Illinois and the United States. The population trends indicate increases in Lake County, Illinois and the United States for the period from 2000 to 2010, with a decrease in the market area and Cook County in the same time period. Lake County's population increased by 9.2 percent and the market area and Cook County decreased in population by 2.0 percent and 3.4 percent, respectively. Population in Illinois and the United States increased at rates of 3.3 percent and 9.7 percent, respectively. Illinois and the United States are projected to increase in population at rates of 1.7 percent and 6.2 percent, respectively, through 2019. The market area, Cook County and Lake County indicated projected increases in population of 2.1 percent, 2.2 percent and 1.5 percent, respectively, through 2019.

More important is the trend in households. Cook County experienced a 0.4 percent decrease in households from 2000 through 2010, compared to increases of 0.8 percent in households in the market area, 11.8 percent increase in households in Lake County and increases in households of 5.3 percent in Illinois and 10.7 percent in the United States. All areas are projected to increase in households from 2010 through 2019, with the market area projected to increase in households by 3.2 percent, Cook County by 3.2 percent, Lake County by 2.6 percent, Illinois by 2.4 percent and the United States by 6.6 percent, respectively.

The market area had a per capita income level of $24,177 in 2000. Cook County had a 2000 per capita income level of $23,227, lower than Lake County at $32,102, but higher than Illinois at $23,104 and the United States at $22,162. Per capita income increased from 2000 to 2010. The market area's per capita level increased to $28,976. Cook County's per capita income level increased to $27,839, Lake County's per capita income increased to $37,394, Illinois' increased to $28,424 and the United States' increased to $26,059.

Description of Primary Market Area (cont.)

In 2000, the median household income level in the market area was $48,174. Cook County was $45,922, lower than Lake County's level at $66,973 and Illinois at $46,590 but higher than median household income in the United States, which had a median household income level of $41,994. Median household income increased from 2000 to 2010 by 12.5 percent, 12.1 percent, 11.0 percent, 18.1 percent and 19.2 percent to $54,187, $51,466, $74,334, $55,010 and $50,046 in the market area, Cook County, Lake County, Illinois and the United States, respectively. These five areas are also projected to show increases in their median household income levels from 2010 through 2019. The market area is projected to experience an increase in its median household income level by 20.2 percent to $65,115, while Cook County is projected to experience a median household income increase of 18.6 percent to $61,064, while Lake County, Illinois and the United States are projected to increase by 27.9 percent, 16.2 percent and 19.1 percent, respectively, to $95,105, $63,920 and $59,599 median household income levels, respectively, from 2010 to 2019.

Exhibit 25 provides a summary of key housing data for the retail market area counties, Illinois and the United States. In 2000, the market area had a rate of owner-occupancy of 60.0 percent, Cook County had a rate of owner-occupancy of 57.9 percent, lower than Lake County, Illinois and the United States at 77.8 percent, 67.3 percent and 66.2 percent, respectively. As a result, Cook County supported a higher rate of renter-occupied housing of 42.1 percent, compared to 40.0 percent in the market area, 22.2 percent in Lake County, 32.7 percent in Illinois and 33.8 percent in the United States. In 2010, owner-occupied housing increased slightly in all the areas except Lake County and the United States to 60.4 percent, 58.2 percent and 67.5 percent in the market area, Cook county and Illinois, respectively, with Lake County and the United States decreasing in owner-occupied housing to 76.6 percent and 65.4 percent, respectively. Conversely, the renter-occupied rates decreased slightly in all but Lake County and the United States to levels of 39.6 percent, 41.8 percent, and 32.5 percent in the market area, Cook County and Illinois, respectively, with Lake County and the United States increasing in renter-occupied housing to 23.4 percent and 34.6 percent, respectively, in 2010.

Description of Primary Market Area (cont.)

The market area's 2000 median housing value was $162,034, higher than Cook County's median housing value of $157,700, Illinois' median housing value of $130,800 and the United States' median housing value of $119,600, but lower than Lake County's $198,200. The 2000 median rent in the market area was $658, Cook County's was $648, which was lower than Lake County's $742 median rent, with Illinois' median rent at $605 and the United States' median rent at $602. In 2010, median housing values had increased in the market area counties, Illinois and the United States. The market area had a 2010 median housing value of $254,580, higher than Lake County at $256,900, Illinois at $198,500 and the United States at $186,200, with Cook County's $256,900 now having the highest level of median housing value. The 2010 median rent levels were $941, $932, $1,004, $860 and $871 in the market area, Cook and Lake Counties, Illinois and the United States, respectively.

In 2000, the major source of employment for Cook County by industry group, based on share of employment, was the services industry at 47.8 percent. The services industry was also responsible for the majority of employment in the market area, Lake County, Illinois and the United States with 47.3 percent of jobs in the market area, 41.9 percent of jobs in Lake County, 45.5 percent of jobs in Illinois and 46.7 percent in the United States (reference Exhibit 28). The manufacturing industry was the second major employer in the market area, Cook County, Lake County and in Illinois at 14.7 percent, 14.1 percent, 19.7 percent and 16.0 percent, respectively, with the wholesale/retail industry the second largest employer in the United States at 15.3 percent of employment. The wholesale/retail trade group was the third major overall employer in market area, Cook County, Lake County and Illinois at 14.1 percent, 13.9 percent, 16.5 percent and 14.8 percent, respectively. The manufacturing group was the third major employer in the United States with 14.1 percent of employment. The agriculture/mining group, construction group, transportation/utilities, information and finance/insurance/real estate group combined to provide 23.9 percent of employment in the market area, 24.2 percent of employment in Cook County, 21.9 percent of employment in Lake County, 23.7 percent of employment in Illinois and 23.9 percent in the United States.

Description of Primary Market Area (cont.)

In 2010, the services industry, wholesale/retail trade industry and manufacturing industry provided the first, second and third highest levels of employment, respectively, for the market area, Cook County and Illinois, but in Lake County and the United States, the services industry, manufacturing industries and wholesale/retail trade industry provided the first, second and third highest levels of employment. The services industry accounted for 54.5 percent, 55.1 percent, 49.5 percent, 51.7 percent and 51.2 percent in the market area, Cook County, Lake County, Illinois and the United States, respectively. The wholesale/retail trade industry provided for 13.1 percent, 12.8 percent, 15.6 percent, 14.2 percent and 14.8 percent in the market area, Cook and Lake Counties, Illinois and the United States, respectively. The manufacturing group provided 11.2 percent, 10.5 percent, 16.2 percent, 12.7 percent and 15.0 percent of employment in the market area, Cook and Lake Counties, Illinois and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Employees	Product/Service
Arlington Park	4,500	Entertainment (horse racing)
Northwest Community Hospital	4,000	Medical
Northrop Grumman Corp.	2,100	Airplane Mfg., Technology
Level 3 Communications	2,000	Telecommunications
Township High School District 214	2,700	Education
Paddock Publications	1,703	Newspaper Publishing
Capital One	625	Financial
Lutheran Home	598	Assisted Living
Alexian Brothers Health System	500	Medical
Village of Arlington Heights	463	Government
Kroeschell	450	Engineering/HVAC
Houghton Mifflin Harcourt	350	Publishing
Komatsu	325	Equipment Mfg.

The unemployment rate is another key economic indicator. Exhibit 27 shows the unemployment rates in Cook County, Lake County, Illinois and the United States in 2010 through July of 2014. Cook County and Lake County have been characterized by slightly higher unemployment rates, more similar to Illinois than the United States. In 2010, Cook County had an unemployment rate of 10.8 percent, compared to unemployment rates of 10.6 percent in Lake County, 10.5 percent in Illinois and 9.6 percent in the United States. In 2011, Cook County's rate of unemployment decreased to 10.3 percent and Lake County's rate decreased to 9.4 percent. Illinois' unemployment rate decreased to 9.7 percent, and the United States' decreased to 8.9 percent. In 2012, Cook County's rate of unemployment decreased to 9.3 percent compared to a decrease to 8.8 percent in Lake County and decreases to 8.9 percent in Illinois and 8.1 percent in the United States. In 2013, Cook County and Illinois had increases in unemployment rates to 9.6 percent and 9.2 percent, respectively, and the unemployment rates in Lake County and the United States decreased to 8.7 percent and 7.4 percent, respectively. Through July of 2014, the unemployment rates in all areas decreased: to 7.2 percent in Cook County, to 6.7 percent in Lake County, to 7.0 percent in Illinois and to 6.5 percent in the United States.

Exhibit 28 provides deposit data for banks and thrifts in Cook and Lake Counties. Ben Franklin Bank's deposit base was only in Cook County and was approximately $89.2 million or a minimal share of the 5.0 billion total thrift deposits and a minimal share of the total deposits, which were approximately $248.5 billion as of June 30, 2013. It is evident from the size of the thrift deposits and bank deposits that the market area has a very strong deposit base, with Ben Franklin Bank having a minimal level of market penetration for both thrift deposits and total deposits.

Exhibit 29 provides interest rate data for each quarter for the years 2009 through 2013 and for the six months ended June 30, 2014. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2009, 2010 and 2011, a slightly rising trend in 2012, and stable in 2013, with the Thirty-Year Treasury rate rising moderately in 2013 and then decreasing in the first half of 2014.

SUMMARY

In summary, population decreased by a minimal 2.0 percent in the market area but increased by 9.2 percent in Lake County from 2000 to 2010, and the number of households decreased minimally in the market area but increased by 11.8 percent in Lake County. The 2010 median household income in Lake County was higher than Cook County's and state and national levels. Also, Cook and Lake Counties' unemployment rates have generally been higher than national rates, more similar to those of Illinois. According to the 2010 Census, median housing values were $254,580, $256,900, $237,400, $198,500, and $186,200 for the market area, Cook County, Lake County, Illinois and the United States, respectively.

The Corporation holds deposits of approximately 1.8 percent of all thrift deposits in the two-county market area as of June 30, 2013, representing a minimal share of the large deposit base of $248.5 billion.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the "comparable group." This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Midwest region and in Illinois.

Exhibits 30 and 31 present Share Data and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 173 publicly traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 30 and 31 also subclassify all thrifts by region, including the 53 publicly traded Midwest thrifts ("Midwest thrifts") and the 14 publicly traded thrifts in Illinois ("Illinois thrifts"), and by trading exchange. Exhibit 30 presents prices, pricing ratios and price trends for all publicly traded FDIC-insured thrifts.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of the Corporation as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of the Corporation's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition as a target at August 15, 2014, due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
LSB Financial Corp.	Indiana
Fed First Financial Corp.	Pennsylvania

There are no pending merger/acquisition transactions involving thrift institutions that were potential comparable group candidates in the Corporation's city, county or market area as indicated in Exhibit 33.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain

Mutual Holding Companies (cont.)

varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 34 publicly traded mutual holding companies as well between those 34 entities and the larger universe of conventional, publicly traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 34 presents pricing ratios and Exhibit 35 presents key financial data and ratios for the 34 publicly traded, FDIC-insured mutual holding companies in the United States.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 173 publicly traded, FDIC-insured savings institutions, excluding the 34 mutual holding companies, 8 are traded on the New York Stock Exchange, none are traded on the American Stock Exchange, 100 are traded on NASDAQ. There were an additional 26 are traded over the counter and 39 institutions listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to March 31, 2014, in order to insure at least four consecutive quarters of reported data as a publicly traded institution. The resulting parameter is a required IPO date prior to March 31, 2013.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to the Corporation, including the Southwest, Southeast and West regions.

The geographic location parameter consists of the Midwest, North Central and Northeast for a total of fifteen states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range,

Asset Size (cont.)

compared to the Corporation, with assets of approximately $92 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 36 and 37 show the 43 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 36. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets
3. One- to four-family loans to assets
4. Total net loans to assets

Introduction (cont.)

5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from the Corporation with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from the Corporation. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to asset, excluding mortgage-backed securities, was 26.4 percent at June 30, 2014, and reflects the Corporation's share of cash and investments higher than the national and regional averages of 14.3 percent and 16.4 percent, respectively. The Bank's investments have consisted primarily of U.S. government-sponsored entity securities. For its three most recent fiscal years ended December 31, 2013, the Corporation's average ratio of cash and investments to assets was a lower 16.9 percent, ranging from a high of 22.7 percent in 2013 to a low of 14.0 percent in 2011. It should be noted that, for the purposes of comparable group selection, the Corporation's $921,000 balance of Federal Home Loan Bank stock at June 30, 2014, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is has been defined as 35.0 percent or less of assets, with a midpoint of 17.5 percent.

Mortgage-Backed Securities to Assets

At June 30, 2014, the Corporation's ratio of mortgage-backed securities to assets was a minimal 0.9 percent, much lower than the national average of 10.5 percent and the regional average of 9.1 percent for publicly traded thrifts. The Bank's three most recent fiscal year average is a similar 1.2 percent, still lower than industry averages, with a generally decreasing trend.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 35.0 percent or less of assets and a midpoint of 17.5 percent.

One- to Four-Family Loans to Assets

The Corporation's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, excluding construction loans and including home equity loans, represented 45.3 percent of the Corporation's assets at June 30, 2014, which is lower than its ratios of 45.5 percent at December 31, 2013, and 46.6 percent at December 31, 2012. The parameter for this characteristic is 50.0 percent of assets or less in one- to four-family loans with a midpoint of 25.0 percent.

Total Net Loans to Assets

At June 30, 2014, the Corporation had a 69.5 percent ratio of total net loans to assets and a slightly higher three fiscal year average of 77.8 percent, both being higher than the national average of 68.5 percent and the regional average of 66.4 percent for publicly traded thrifts. The

Total Net Loans to Assets (cont.)

Corporation's ratio of total net loans to assets changed from 79.5 percent of total assets in fiscal year 2011 to 80.8 percent in 2012, and then to 73.2 percent in fiscal year 2013.

The parameter for the selection of the comparable group is from 40.0 percent to 90.0 percent with a midpoint of 65.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to the Corporation.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, the Corporation's shares of mortgage-backed securities to assets and total net loans to assets were 0.9 percent and 69.5 percent, respectively, for a combined share of 70.5 percent. Recognizing the industry and regional ratios of 79.0 percent and 75.5 percent, respectively, the parameter range for the comparable group in this category is 60.0 percent to 90.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

The Corporation had no borrowed funds at June 30, 2014, which is below the current industry average of 10.6 percent. The Corporation also had no borrowed funds at December 31, 2011, 2012 and 2013.

The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds has decreased in recent years, due to much lower rates paid on deposits. Additionally,

Borrowed Funds to Assets (cont.)

many thrifts are not aggressively seeking deposits, since quality lending opportunities have diminished in the current economic environment.

The parameter range of borrowed funds to assets is 20.0 percent or less with a midpoint of 10.0 percent.

Equity to Assets

The Corporation's equity to assets ratio was 9.9 percent at June 30, 2014, 10.0 percent at December 31, 2013, 10.4 percent at December 31, 2012, and 11.8 percent at December 31, 2011, averaging 10.7 percent for the three fiscal years ended December 31, 2013. The Bank's retained earnings decreased in each of the past four fiscal years and decreased at June 30, 2014, for a total 34.2 percent decrease from December 31, 2009, to June 30, 2014. After conversion, based on the midpoint value of $7.6 million and a public offering of $4.2 million, with 50.0 percent of the net proceeds of the public offering going to the Bank, its equity is projected to increase within the range of 11 percent to 12 percent of assets, with the Corporation within the range of 12 percent to 13.5 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 20.0 percent with a midpoint ratio of 13.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 37 presents five parameters identified as key indicators of the Corporation's earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2014. The primary performance indicator is the Corporation's core return on average assets (ROAA). The second performance indicator is the Corporation's core return on average equity (ROAE). To measure the Corporation's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Corporation is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Corporation's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the twelve months ended June 30, 2014, the Corporation's core ROAA was (1.34) percent based on core earnings after taxes of $(1,286,000), as detailed in Item I of this report. The Corporation's ROAAs in its most recent three fiscal years of 2011 to 2013, were (0.64) percent, (2.07) percent, and (0.84) percent, respectively, with a three fiscal year average ROAA of (1.18) percent.

Considering the historical and current earnings performance of the Corporation, the range for the ROAA parameter based on core income has been defined as 0.75 percent or less with a midpoint of 0.38 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Corporation's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The Corporation's core ROAE for the twelve months ended June 30, 2014, was (13.20) percent based on core income. In its most recent three fiscal years, the Corporation's average ROAE was (10.33) percent, from a low of (18.12) percent in 2012 to a high of (5.32) percent in 2011.

The parameter range for ROAE for the comparable group, based on core income, is 7.0 percent or less with a midpoint of 3.5 percent.

Net Interest Margin

The Corporation had a net interest margin of 3.22 percent for the twelve months ended June 30, 2014, representing net interest income as a percentage of average interest-earning assets. The Corporation's net interest margin levels in its three fiscal years of 2011 through 2013 were 3.70 percent, 3.86 percent and 3.49 percent, respectively, averaging 3.68 percent.

The parameter range for the selection of the comparable group is from a low of 2.00 percent to a high of 4.00 percent with a midpoint of 3.00 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2014, the Corporation had a 4.07 percent ratio of operating expense to average assets. In its three most recent fiscal years of 2011 to 2013, the Corporation's expense ratio averaged 3.74 percent, from a low of 3.48 percent in fiscal year 2011 to a high of 3.95 percent in fiscal year 2012.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 4.50 percent with a midpoint of 3.25 percent.

Noninterest Income to Assets

Compared to publicly traded thrifts, the Corporation has experienced a lower than average level of noninterest income as a source of additional income. The Corporation's ratio of noninterest income to average assets was 0.17 percent for the twelve months ended June 30, 2014. For its most recent three fiscal years ended December 31, 2011, through 2013, the Corporation's ratio of noninterest income to average assets was 0.08 percent, 0.09 percent and 0.21 percent, respectively, for an average of 0.13 percent.

The range for this parameter for the selection of the comparable group is 1.20 percent of average assets or less, with a midpoint of 0.60 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 37. The purpose of these parameters is to insure

Introduction (cont.)

that any thrift institution in the comparable group has an asset quality position similar to that of the Corporation. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

The Corporation's ratio of nonperforming assets to assets was 2.56 percent at June 30, 2014, which was higher than the national average of 1.31 percent for publicly traded thrifts and the average of 1.49 percent for Midwest thrifts. The Corporation's ratio of nonperforming assets to total assets averaged 3.38 for its most recent three fiscal years ended December 31, 2013, from a high of 3.96 percent in fiscal year 2011 to a low of 2.65 percent in fiscal year 2012.

The comparable group parameter for nonperforming assets is 6.00 percent or less of total assets, with a midpoint of 3.00 percent.

Repossessed Assets to Assets

The Corporation had repossessed assets of $965,000 at June 30, 2014, representing a ratio to total assets of 1.05 percent, following ratios of repossessed assets to total assets of 1.13 percent and 1.64 percent at December 31, 2013, and December 31, 2012, respectively. National and regional averages were 0.52 percent and 0.43 percent, respectively, for publicly traded thrift institutions.

The range for the repossessed assets to total assets parameter is 1.50 percent of assets or less with a midpoint of 0.75 percent.

Loans Loss Reserves to Assets

The Corporation had an allowance for loan losses of $1,294,000, representing a loan loss allowance to total assets ratio of 1.41 percent at June 30, 2014, which was higher than its 1.35 percent ratio at December 31, 2013, and its 1.13 percent ratio at December 31, 2012.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.50 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $219.8 million to $701.8 million with an average asset size of $480.5 million and have an average of 9.0 offices per institution. Three of the comparable group institutions are in Illinois and three in Indiana, two in Michigan, and one each in Ohio and Wisconsin, and all ten are traded on NASDAQ.

The comparable group institutions as a unit have a ratio of equity to assets of 9.9 percent, which is 2.2 percent lower than all publicly traded thrift institutions in the United States; and for the most recent four quarters indicated a core return on average assets of 0.53 percent, lower than all publicly traded thrifts at 0.71 percent and higher than the publicly traded Illinois thrifts at 0.44 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of the Corporation to all publicly traded thrifts, to publicly traded thrifts in the Midwest region and to Illinois thrifts, as well as to the ten institutions constituting the Corporation's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 41 through 46.

As presented in Exhibits 41 and 42, at June 30, 2014, the Corporation's total equity of 9.88 percent of assets was lower than the comparable group at 13.10 percent, all thrifts at 12.68 percent, Midwest thrifts at 12.06 percent and Illinois thrifts at 11.49 percent. The Corporation had a 69.54 percent share of net loans in its asset mix, higher than the comparable group at 63.17 percent, all thrifts at 68.52 percent, Midwest thrifts at 66.35 percent and Illinois thrifts at 62.85 percent. The Corporation's higher share of net loans and 26.41 percent share of cash and investments, higher than industry averages, resulted in its lower 0.92 percent share of mortgage-backed securities. The comparable group had a lower 13.41 percent share of cash and investments and a higher 13.48 percent share of mortgage-backed securities. All thrifts had 10.49 percent of assets in mortgage-backed securities and 14.25 percent in cash and investments. The Corporation's 89.01 percent share of deposits was higher than the comparable group, all thrifts, Midwest thrifts and Illinois thrifts, reflecting the Corporation's absence of borrowed funds. As ratios to assets, the comparable group had 76.66 percent of deposits and 9.28 percent of borrowed funds. All thrifts averaged a 76.33 percent share of deposits and 10.60 percent of borrowed funds, while Midwest thrifts had a 78.05 percent share of deposits and a 8.64 percent share of borrowed funds. Illinois thrifts averaged a 80.68 percent share of deposits and a 6.50 percent share of borrowed funds. The Corporation had no goodwill and intangible assets, compared to 0.78 percent for the comparable group, 0.53 percent for all thrifts, 0.37 percent for Midwest thrifts and 0.25 percent for Illinois thrifts.

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for the Corporation in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

Analysis of Financial Performance (cont.)

As shown in Exhibit 47, for the twelve months ended June 30, 2014, the Corporation had a yield on average interest-earning assets lower than the comparable group and all thrifts and higher than Midwest thrifts and Illinois thrifts. The Corporation's yield on interest-earning assets was 3.75 percent compared to the comparable group at 3.99 percent, all thrifts at 3.92 percent, Midwest thrifts at 3.64 percent and Illinois thrifts at 3.71 percent.

The Corporation's cost of funds for the twelve months ended June 30, 2014, was lower than the comparable group, all thrifts, Midwest thrifts and Illinois thrifts. The Corporation had an average cost of interest-bearing liabilities of 0.59 percent compared to 0.82 percent for the comparable group, 1.14 percent for all thrifts, 0.84 percent for Midwest thrifts and 0.60 percent for Illinois thrifts. The Corporation's lower yield on interest-earning assets and lower interest cost resulted in a net interest spread of 3.16 percent, which was similar to the comparable group at 3.17 percent and higher than all thrifts at 2.78 percent, Midwest thrifts at 2.80 percent and Illinois thrifts at 3.11 percent. The Corporation generated a net interest margin of 3.22 percent for the twelve months ended June 30, 2014, based on its ratio of net interest income to average interest-earning assets, which was lower than the comparable group ratio of 3.33 percent. All thrifts averaged a lower 2.92 percent net interest margin for the trailing four quarters, as did Midwest thrifts at 2.93 percent; and Illinois thrifts averaged 3.21 percent.

The Corporation's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Corporation had $565,000 in provision for loan losses during the twelve months ended June 30, 2014, representing 0.59 percent of average assets. The average provision for loan losses for the comparable group was 0.12 percent, with all thrifts at 0.10 percent, Midwest thrifts at 0.18 percent and Illinois thrifts at 0.08 percent.

The Corporation's total noninterest income was $166,000 or 0.17 percent of average assets for the twelve months ended June 30, 2014. Such a ratio of noninterest income to average assets was lower than the comparable group at 0.60 percent, and lower than all thrifts at 1.04 percent, Midwest thrifts at 1.02 percent and Illinois thrifts at 0.83 percent. For the twelve months ended June 30, 2014, the Corporation's operating expense ratio was 4.07 percent of average assets, higher than the comparable group at 2.93 percent, all thrifts at 3.30 percent, Midwest thrifts at 3.19 percent, and higher than Illinois thrifts at 3.05 percent.

The overall impact of the Corporation's income and expense ratios is reflected in its net income and return on assets. For the twelve months ended June 30, 2014, the Corporation had a net ROAA of (1.34) percent and an identical core ROAA. For its most recent four quarters, the comparable group had a higher net ROAA of 0.56 percent and a core ROAA of 0.55 percent. All publicly traded thrifts averaged a higher net ROAA of 0.73 percent and 0.71 percent core ROAA, with Midwest thrifts a 0.81 percent net ROAA and a 0.80 percent core ROAA. The twelve month net ROAA for the 14 Illinois thrifts was 0.45 percent, with a core ROAA of 0.44 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Ben Franklin Bank with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to provisions for loan losses, the balance of current and historical nonperforming assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses to assets. The earnings performance analysis was based on the Bank's respective net and core earnings for the twelve months ended June 30, 2014, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has experienced decreases in its assets, loans and deposits, in each of the past three fiscal years and has focused on reducing its real estate owned, maintaining a competitive net interest margin, monitoring and controlling its balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining

Earnings Performance (cont.)

adequate allowances for loan losses to reduce the impact of any charge-offs. Historically, the Bank has closely monitored its yields and costs, resulting in a net interest margin, which has been generally higher than industry averages due to its higher share of loans, and its 3.22 percent net interest margin for the twelve months ended June 30, 2014, was higher than the industry average of 2.92 percent but lower than the comparable group average of 3.33 percent. During its past three fiscal years, Ben Franklin Bank's ratio of interest expense to interest-bearing liabilities has decreased modestly from 1.03 percent in fiscal year 2011 to 0.66 percent in fiscal year 2013, which was below the industry average. The Bank's ratio of 0.59 percent for the twelve months ended June 30, 2014, was lower than the average of 0.82 percent for the comparable group and lower than the average of 1.14 percent for all thrifts. Following the second stage offering, the Bank will strive to reduce its operating expenses, maintain its net interest margin, maintain its noninterest income, increase its net income, increase its multi-family, commercial real estate and commercial business loans, increase its return on assets, continue to reduce its balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Bank has experienced a decrease in loan origination and purchase activity in both mortgage and nonmortgage loans in fiscal years 2013 and in the six months ended June 30, 2014, relative to the six months ended June 30, 2013. Total loan originations and purchases in fiscal year 2013 were below originations for fiscal year 2012, and net loan change in 2012 was a decrease of $2.9 million compared to a larger decrease of $10.9 million in 2013, due primarily to lower loan originations and lower loan purchases. Gross loan originations were moderately lower in fiscal year 2013 compared to 2012, related to lower construction, multi-family and commercial real estate loan originations and lower loan purchases. Originations totaled $7.0 million in 2013, compared to $8.6 million in 2012, with an additional $628,000 in loan purchases in 2013, compared to $5.1 million in 2012. For the six months ended June 30, 2014, the Bank's loan originations and purchases were $3.6 million or $7.2 million, annualized, similar to its fiscal year 2013 and its annualized combined loan repayments, loan credits, real estate owned transfers and other items were higher than in fiscal year 2013, resulting in a net loan

Earnings Performance (cont.)

decrease of $13.0 million, annualized, compared to a decrease of $10.9 million in fiscal year 2013. Ben Franklin Bank's volume of loan originations was $8.6 million in fiscal year 2012, and $7.0 million in fiscal year 2013, plus $628,000 in loan purchases in 2013 and $5.1 million in 2012. During the six months ended June 30, 2014, loan originations were $3.5 million or $7.0 million, annualized, with loan purchases totaling $63,000 during the period or $126,000, annualized. In all periods, the predominant component of the Bank's loan originations was one- to four-family residential mortgage loans.

From December 31, 2012, to June 30, 2014, all categories of loans had decreases in their balances. One- to four-family loans indicated a dollar decrease of $1.2 million or 3.6 percent, decreasing from $33.2 million to $32.0 million. Multi-family and commercial real estate loans decreased by $6.6 million or 24.6 percent from December 31, 2012, to June 30, 2014. Other key changes were home equity loans, which decreased $4.2 million or 30.0 percent, and commercial business loans, which decreased $4.5 million or 80.0 percent. Overall, the Bank's lending activities resulted in a total loan decrease of $18.1 million or 21.7 percent and a net loan decrease of $17.4 million or 21.3percent from December 31, 2012, to June 30, 2014. Loan change of a $6.5 million decrease or 9.1 percent during the six months ended June 30, 2014, represents an annualized increase of $13.0 million or 18.2 percent.

For the six months ended June 30, 2014, mortgage loans represented 100.0 percent of loan originations. In comparison, during fiscal year 2013, mortgage loans represented 99.0 percent of total loan originations.

The impact of Ben Franklin Bank's primary lending efforts has been to generate a yield on average interest-earning assets of 3.75 percent for the twelve months ended June 30, 2014, compared to a higher 3.99 percent for the comparable group, 3.92 percent for all thrifts and 3.64 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 3.67 percent for the twelve months ended June 30, 2014, lower than the comparable group at 3.82

percent, all thrifts at 3.89 percent and Midwest thrifts at 3.79 percent, reflecting the Bank's larger share of cash and investments.

Ben Franklin Bank's 0.59 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2014, was lower than the comparable group at 0.82 percent, all thrifts at 1.14 percent, Midwest thrifts at 0.84 percent and Illinois thrifts at 0.60 percent. The Bank's resulting net interest spread of 3.16 percent for the twelve months ended June 30, 2014, was similar to the comparable group at 3.17 percent and higher than all thrifts at 2.78 percent, Midwest thrifts at 2.80 percent and Illinois thrifts at 3.11 percent. The Bank's net interest margin of 3.22 percent, based on average interest-earning assets for the twelve months ended June 30, 2014, was lower than the comparable group at 3.33 percent and higher than all thrifts at 2.92 percent and Midwest thrifts at 2.93 percent and similar to Illinois thrifts at 3.21 percent.

The Bank's ratio of noninterest income to average assets was 0.17 percent for the twelve months ended June 30, 2014, which was moderately lower than the comparable group at 0.60 percent, lower than all thrifts at 1.04 percent and Midwest thrifts at 1.02 percent.

The Bank's operating expenses were higher than the comparable group, all thrifts and Midwest thrifts. For the twelve months ended June 30, 2014, Ben Franklin Bank had an operating expenses to assets ratio of 4.07 percent compared to 2.93 percent for the comparable group, 3.30 percent for all thrifts and 3.19 percent for Midwest thrifts. Ben Franklin Bank had a higher 122.6 percent efficiency ratio for the twelve months ended June 30, 2014, compared to the comparable group with an efficiency ratio of 76.0 percent. The efficiency ratio for all publicly traded thrifts was 69.8 percent for the twelve months ended June 30, 2014.

For the twelve months ended June 30, 2014, Ben Franklin Bank generated a lower ratio of noninterest income, a higher ratio of noninterest expenses and lower net interest margin relative to its comparable group. The Bank had a 0.59 percent provision for loan losses during the twelve months ended June 30, 2014, compared to the comparable group at 0.12 percent of

Earnings Performance (cont.)

assets, all thrifts at 0.10 percent and Midwest thrifts at 0.18 percent. The Bank's allowance for loan losses to total loans of 1.98 percent was higher than the comparable group and also higher than all thrifts. The Bank's 54.9 percent ratio of reserves to nonperforming assets was lower than the comparable group at 116.3 percent and lower than all thrifts at 162.9 percent.

As a result of its negative operations, the Bank's net and core income for the twelve months ended June 30, 2014, were lower than the comparable group. Based on net earnings, the Bank had a return on average assets of (1.34) percent for the twelve months ended June 30, 2014, and a return on average assets of (0.84) percent and (2.07) percent in fiscal years 2013 and 2012, respectively. For their most recent four quarters, the comparable group had a moderately higher net ROAA of 0.56 percent and a higher core ROAA of 0.55 percent, while all thrifts indicated a higher net ROAA and higher core ROAA of 0.73 percent and 0.71 percent, respectively. Midwest thrifts indicated a net ROAA of 0.81 percent and a core ROAA of 0.80 percent.

Following its second stage conversion, Ben Franklin Bank's earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses and its asset quality and its future reduced needs for provisions for loan losses. Earnings will continue to reflect losses in the near term.

In recognition of the foregoing earnings related factors, considering Ben Franklin Bank's historical and current performance measures, as well as Business Plan projections, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

Ben Franklin Bank's primary market are for retail deposits and loans consists of Cook and Lake Counties, Illinois. As discussed in Section Ii, from 2010 to 2010, population decreased by a minimal 2.0 percent in the market area but increased by 9.2 percent in Lake County from 2000 to 2010, and the number of households decreased minimally in the market area but increased by 11.8 percent in Lake County. The 2010 median household income in Lake County was higher than Cook County's and state and national levels. Also, Cook and Lake Counties' unemployment rates have generally been higher than national rates, more similar to those of Illinois. According to the 2010 Census, median housing values were $254,580, $256,900, $237,400, $198,500, and $186,200 for the market area, Cook County, Lake County, Illinois and the United States, respectively.

The Corporation holds deposits of approximately 1.8 percent of all thrift deposits in the two-county market area as of June 30, 2013, representing a minimal share of the large deposit base of $248.5 billion.

In recognition of the foregoing factors, including deposit potential in a modestly growing deposit base, we believe that a modest upward adjustment is warranted for the Bank's market area.

FINANCIAL CONDITION

The financial condition of Ben Franklin Bank is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 40, 41 and 42. The Bank's ratio of total equity to total assets was 9.88 percent at June 30, 2014, which was moderately lower than the comparable group at 13.10 percent, all thrifts at 12.68 percent and Midwest thrifts at 12.06 percent. Based on the second stage offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to 12.45 percent and the Bank's pro forma equity to assets ratio will increase to 11.00 percent.

Financial Condition (cont.)

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. Ben Franklin Bank had a modestly higher 69.5 percent ratio of net loans to total assets at June 30, 2014, compared to the comparable group at 63.2 percent. All thrifts indicated a lower 68.5 percent, as did Midwest thrifts at 66.4 percent. The Bank's 26.4 percent share of cash and investments was higher than the comparable group at 13.4 percent, while all thrifts were at 14.3 percent and Midwest thrifts were at 16.4 percent. Ben Franklin Bank's 0.9 percent ratio of mortgage-backed securities to total assets was significantly lower than the comparable group at 13.5 percent and considerably lower than all thrifts at 10.5 percent and Midwest thrifts at 9.1 percent.

The Bank's 89.0 percent ratio of deposits to total assets was moderately higher than the comparable group at 76.7 percent, higher than all thrifts at 76.3 percent and higher than Midwest thrifts at 78.1 percent. Ben Franklin Bank's higher ratio of deposits was due to its absence of borrowed funds and lower share of equity of 9.9 percent, compared to the comparable group at 13.1 percent of equity to total assets, with all thrifts at 12.7 percent and Midwest thrifts at 12.1 percent. Ben Franklin Bank had no borrowed funds at June 30, 2014, lower than the comparable group at 9.3 percent, and lower than all thrifts at 10.6 percent and Midwest thrifts at 8.6 percent. In fiscal year 2013, total deposits decreased by $3.7 million or 4.1 percent, due to conservative pricing of certificates of deposit. During fiscal year 2012, Ben Franklin Bank's deposits decreased by $3.2 million or 3.5 percent from $92.6 million to $89.4 million.

Ben Franklin Bank had no goodwill or intangible assets and had a higher share of repossessed real estate at June 30, 2014. The Bank had repossessed real estate of $965,000 or 1.05 percent of assets at June 30, 2014. This compares to ratios of 0.78 percent for goodwill and intangible assets and 0.33 percent for real estate owned, for the comparable group. All thrifts had a goodwill and intangible assets ratio of 0.53 percent and a real estate owned ratio of 0.52 percent.

Financial Condition (cont.)

The financial condition of Ben Franklin Bank is impacted by its historically higher than average balance of nonperforming assets of $2.4 million or 2.56 percent of total assets at June 30, 2014, compared to a lower 1.97 percent for the comparable group, 1.31 percent for all thrifts, 1.49 percent for Midwest thrifts and 1.84 percent for Illinois thrifts. The Bank's ratio of nonperforming assets to total assets was 2.65 percent at December 31, 2012, and 3.52 percent at December 31, 2013.

At June 30, 2014, Ben Franklin Bank had $1,294,000 of allowances for loan losses, which represented 1.41 percent of assets and 1.98 percent of total loans. The comparable group indicated lower allowances , relative to assets and loans, equal to 1.01 percent of assets and 1.55 percent of total loans, while all thrifts had allowances relative to assets and loans that averaged a lower 0.90 percent of assets and a lower 1.36 percent of total loans. Also of major importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Ben Franklin Bank's $1,294,000 of allowances for loan losses, represented a lower 54.9 percent of nonperforming assets at June 30, 2014, compared to the comparable group's 116.3 percent, with all thrifts at a higher 162.9 percent, Midwest thrifts at a higher 112.9 percent and Illinois thrifts at a higher 113.3 percent. Ben Franklin Bank's ratio of net charge-offs to average total loans was 1.81 percent for the twelve months ended June 30, 2014, compared to a lower 0.17 percent for the comparable group, 0.25 percent for all thrifts and 0.30 percent for Midwest thrifts.

Ben Franklin Bank has a modest level of interest rate risk. The change in the Bank's EVE at June 30, 2014, reflecting the most current information available, based on a rise in interest rates of 100 basis points was a 3.0 percent increase, representing a dollar increase in equity value of $381,000. The Bank's exposure increases to a 6.0 percent increase in its EVE under a 200 basis point rise in rates, representing a dollar increase in equity of $687,000. The Bank's post shock EVE ratio at June 30, 2014, assuming a 200 basis point rise in interest rates was 14.77 percent and indicated a 131 basis point increase from its 13.46 percent based on no change in interest rates.

Financial Condition (cont.)

Compared to the comparable group, with particular attention to the Bank's asset quality position, equity level, asset and liability mix and interest rate risk, we believe that, a minimal downward adjustment is warranted for Ben Franklin Bank's current financial condition, due to the Bank's currently lower asset quality position and lower equity ratios.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent two fiscal years and the six months ended June 30, 2014, Ben Franklin Bank has been characterized by decreases in assets, loans and deposits relative to its comparable group. The Bank's average annual asset change from December 31, 2011, to December 31, 2013, was a decrease of 4.5 percent. This shrinkage rate compares to a positive 2.8 percent for the comparable group, a higher 5.0 percent for all thrifts, and a higher 3.2 percent for Midwest thrifts. The Bank's shrinkage in assets is reflective primarily of its shrinkage in loans during that two-year period of an average 7.9 percent and an average increase in cash and investments of 19.7 percent. Ben Franklin Bank's loan portfolio indicates an average annual decrease of 7.9 percent from December 31, 2011, to December 31, 2013, compared to average shrinkage rates of 1.5 percent for the comparable group, 1.3 percent for all thrifts and 1.8 percent for Midwest thrifts. Such declining trends continued in the six months ended June 30, 2014.

Ben Franklin Bank's deposits indicate an average annual decrease of 3.7 percent from 2011 to 2013. Annual deposit change was 3.4 percent increase in 2012 and negative 4.1 percent in 2013, compared to average growth rates of 1.6 percent for the comparable group, 1.7 percent for all thrifts and 1.5 percent for Midwest thrifts. During the six months ended June 30, 2014, the Bank's total deposits decreased $3.8 million or 4.4 percent. It should be further noted that certificates of deposit, a primary component of deposits, decreased by $12.3 million or 21.4 percent from December 31, 2011, to June 30, 2014. The Bank had no borrowed funds at June 30, 2014, compared to the comparable group at 9.3 percent and also had no borrowed funds at December 31, 2012 and 2013.

Asset, Loan and Deposit Growth (cont.)

In spite of its deposit shrinkage historically, considering the demographics, competition and deposit base trends in its market area, the Bank's ability to increase its asset, loan and deposit bases in the future is primarily dependent on its being able to increase its market share by competitively pricing its loan and savings products, maintaining a high quality of service to its customers and strengthening its loan origination activity. Ben Franklin Bank's primary market area experienced decreases in population and households in Cook County but increases in population and households in Lake County between 2000 and 2010. The Bank's primary market area also indicates 2010 per capita income slightly above Illinois' and also higher than that of the United States, and median household income level in Cook County was below the state level but above the national level, while the Lake County 2010 median household income level was much higher than both Illinois' and the United States' levels. In 2010, median housing values in Cook and Lake Counties were higher than those of Illinois and the United States, as were median rents.

Notwithstanding the proceeds of the planned second stage offering, the Bank's primary focus of its operations in Cook and Lake Counties should not limit the Bank's potential for modest growth in assets, loans and deposits. The total deposit base in Cook County grew by 5.31 percent from June 30, 2012, to June 30, 2013, and decreased by 1.90 percent in Lake County; and during that period, the number of financial institution offices decreased by five offices in Cook County and decreased by two offices in Lake County. From June 30, 2012, to June 30, 2013, Ben Franklin Bank's deposit market share in Cook County remained a only minimal amount (0.04 percent).

Based on the foregoing factors, we have concluded that a slight downward adjustment to the Corporation's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation paid no dividends in 2012 and 2013 and must obtain regulatory approval to pay dividends in the future. The payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. All ten institutions in the comparable group paid cash dividends during the most recent twelve months for an average dividend yield of 2.27 percent and an average payout ratio of 49.33 percent. During that twelve month period, the average dividend yield was 1.12 percent and the average payout ratio was 14.20 for the 13 Illinois thrifts; and the average dividend was 1.68 percent and the average payout ratio was 29.97 percent for all thrifts.

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments, recognizing that the Corporation has supported a slightly higher dividend yield.

SUBSCRIPTION INTEREST

In 2014, investors' interest in new issues has improved but is still not strong. Such interest is possibly related to the improved performance of financial institutions overall, which could be challenged in the future due to the low interest rate environment and the compression of net interest margin. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, housing market conditions, general market conditions for financial institution stocks and stocks overall, aftermarket price trends and the expectation of continued stronger merger/acquisition activity in the thrift industry.

Ben Franklin Bank will direct its offering initially to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $265,000 or 6.3 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank

Subscription Interest (cont.)

will form an ESOP, which plans to purchase 7.0 percent of the total shares sold in the second stage offering.

The Bank has secured the services of Sterne, Agee & Leach, Inc., to assist in the marketing and sale of the conversion stock, including a possible syndicated offering.

Based on the smaller size of the offering, recent banking conditions, current market conditions, historical local market interest, the terms of the offering and recent subscription levels for second stage offerings, we believe that an upward adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription and community offering and, if required, a subsequent syndicated offering with the assistance of Sterne, Agee & Leach, Inc. The stock of the Corporation will be traded on the OTC Pink Sheets.

The Bank's total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $50.9 million for the stock outstanding compared to a midpoint public offering of $4.2 million for the Corporation, less the ESOP and the estimated 26,500 shares to be purchased by officers and directors. Of the ten institutions in the comparable group, all trade on Nasdaq with those ten institutions indicating an average daily trading volume of over 3,800 shares during the last four quarters.

The comparable group has an average of 3,475,358 shares outstanding compared to 755,000 shares outstanding for the Corporation.

Liquidity of the Stock (cont.)

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, we have concluded that a downward adjustment to the Corporation's pro forma market value is warranted relative to the liquidity of its stock.

MANAGEMENT

The chairman and chief executive officer of Ben Franklin Bank is C. Steven Sjogren (reference Exhibit 23). Mr. Sjogren served as chairman, president and chief executive officer of the Bank from 2002 to 2013. At the end of 2013, Mr. Sjogren became chairman and chief executive officer of the Bank. Mr. Sjogren is also a director of the Bank, a position he has held since 2001. Mr. Sjogren has extensive banking experience, serving as president and chief executive officer of Home Banc, Rockford, Illinois, from 1981 to 1998 and regional president of First Star Bank until 2000. Mr. Steven D. Olson has been the senior vice president of Ben Franklin Bank since 2012 and was named president of Ben Franklin Bank effective January 23, 2014. Previously, he was president and chief executive officer of Community First Bank, located in Chicago, Illinois, from 2004 to 2011 and prior to that he was executive vice president at Uptown National Bank of Chicago, also located in Chicago, Illinois. Mr. Olson is also a director of Ben Franklin Bank. Mr. Glen A. Miller has been the vice president and chief financial officer of Ben Franklin Bank since 2001. At the end of 2013, Mr. Miller was named senior vice president and chief financial officer. Previously Mr. Miller was the assistant vice president, financial reporting and analysis with Liberty Federal Bank, located in Hinsdale, Illinois from 1997 to 2001. Mr. Robin L. Jenkins is the senior vice president and chief lending officer of Ben Franklin Bank, positions he has held since 2006. Prior to joining Ben Franklin Bank, Mr. Jenkins was vice president of mortgage banking for Norstates Bank. Ms. Bernadine V. Dziedzic is currently the compliance officer and corporate secretary for Ben Franklin Bank. Ms. Dziedzic has been with Ben Franklin Bank since 1998. Ms. Dziedzic is also a director of the Bank. Ms. Angie Plesiotis is the chief operations officer and vice president of Ben Franklin

Management (cont.)

Bank, positions she has held since 2000. Previously Ms. Plesiotis was assistant vice president and branch manager at St. Paul Federal Bank.

During its five most recent fiscal years, Ben Franklin Bank has been able to maintain a competitive net interest margin, reduce its nonperforming assets and real estate owned. The Bank experienced decreases in loans, deposits and assets, and indicated losses in each year, resulting in a decrease in its equity level and ratio. Ben Franklin Bank's interest rate risk is modest, primarily as a result of its higher share of cash and investments. The Bank's earnings and return on assets improved in 2013, but then decreased in the first half of 2014, while its net interest margin has been above industry averages, and management is confident that the Bank is now positioned for modest loan growth and future earnings following its second stage offering.

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a second stage offering continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's problems with delinquent loans, dependence on interest rate trends, volatility in the stock market and recent legislation related to the regulation of financial institutions and their ability to generate selected income.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in this offering. In our opinion, the volatility in recent market trends cause us to conclude that a modest new issue discount is warranted in the case of this second stage offering. Consequently, at this time we have made a small downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry decreased from 2008 to 2011, more emphasis was placed on the price to book method, particularly considering decreases in stock prices during those years. During the past two years, however, as provision for loan losses decreased significantly resulting in renewed earnings in the industry, the price to earnings method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. The price to earnings method was not used in this valuation due to the Corporation's negative core earnings and negative actual earnings in the twelve months ended June 30, 2014. In determining the pro forma market value of this Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to assets method.

In recognition of the volatility and variance in earnings, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a second valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value and the super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value."

Introduction (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's financial condition, earnings, liquidity of the stock, marketing of the issue, and asset, loan and deposit growth. No adjustments were made for the Bank's dividend payments and management. Modest upward adjustments were made for market area and subscription interest.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

Exhibit 48 shows the average and median price to book value ratios for the comparable group which were 81.91 percent and 82.47 percent, respectively. The full comparable group indicated a moderate pricing range, from a low of 62.76 percent (First Savings Financial Group, Inc.) to a high of 93.11 percent (Jacksonville Bancorp, Inc.). The comparable group had higher average and median price to tangible book value ratios of 89.30 percent and 89.73 percent, respectively, with a range of 71.77 percent to 102.56 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed to a low of 69.48

percent and a high of 92.51 percent, and the comparable group's price to tangible book value range also narrowed moderately from a low of 80.34 percent to a higher of 100.84 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 63.98 percent and a price to tangible book value ratio of 63.98 percent at the midpoint. The price to book value ratio increases from 57.15 percent at the minimum to 76.63 percent at the super maximum, while the price to tangible book value ratio increases from 57.15 percent at the minimum to 76.63 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 63.98 percent and 63.98 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 47, are influenced by the Bank's capitalization, asset quality position, earnings performance, local market and public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. The Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 12.45 percent compared to 13.10 percent for the comparable group. Based on the price to book value ratio and the Bank's total equity of $9,100,000 at June 30, 2014, the indicated pro forma market value of the Corporation using this approach is $7,550,000 at the midpoint (reference Exhibit 47).

PRICE TO EARNINGS METHOD

The basis of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, Ben Franklin Bank's after tax net earnings for the twelve months ended June 30,

Price to Earnings Method (cont.)

2014, were a loss of $1,286,000, and the Bank's after tax core earnings were identical, as indicated in Exhibit 7. Due to negative core earnings, the price to core earnings method was not meaningful.

Even though the price to core earnings method is not meaningful, we will briefly review the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly traded thrifts. The average price to core earnings multiple for the comparable group was 25.18, while the median was 22.22. The average price to net earnings multiple was a lower 25.04 and the median multiple was 22.51. The comparable group's price to core earnings multiple was higher than the 18.16 average multiple for all publicly traded thrifts and higher than their median of 17.31. The range in the price to core earnings multiple for the comparable group was from a low of 10.83 (First Savings Financial Group) to a high of 58.20 (First Federal of Northern Michigan). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 15.31 to a high of 36.69 times earnings for eight of the ten institutions in the group, indicating a moderate narrowing of the range.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 47 indicates that the average price to assets ratio for the comparable group was 10.77 percent and the median was 10.61 percent. The range in the price to assets ratios for the

Price to Assets Method (cont.)

comparable group varied from a low of 7.64 percent (First Federal of Northern Michigan) to a high of 15.11 percent (Wolverine Bancorp). The range narrows slightly with the elimination of the two extremes in the group to a low of 7.66 percent and a high of 13.77 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 7.96 percent at the midpoint, which ranges from a low of 6.81 percent at the minimum to 10.40 percent at the super maximum. Based on the Bank's June 30, 2014, asset base of $92,094,000, the indicated pro forma market value of the Corporation using the price to assets method is $7,550,000 at the midpoint (reference Exhibit 47).

VALUATION CONCLUSION

Exhibit 52 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the price to book value ratio of 63.98 percent for the Corporation represents a discount of 22.06 percent relative to the comparable group and decreases to a discount of 6.64 percent at the super maximum. The price to assets ratio of 7.96 percent at the midpoint represents a discount of 26.24 percent, decreasing to a discount of 3.70 percent at the super maximum.

It is our opinion that as of August 15, 2014, the pro forma market value of the Corporation is $7,550,000 at the midpoint, representing 755,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $6,417,500 or 641,750 shares at $10.00 per share to a maximum of $8,682,500 or 868,250 shares at $10.00 per share, and then to a super maximum of $9,984,875 or 998,488 shares at $10.00 a share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value and then 15 percent above the maximum.

Valuation Conclusion (cont.)

Our valuation assumptions, process and conclusions recognize that minority public shareholders collectively own 43.93 percent of the Bank's outstanding shares, and that the current offering contemplates the sale of the 56.07 percent of the outstanding shares currently owned by Ben Franklin Financial, MHC, combined with the $51,531 in cash held by Ben Franklin Financial, MHC. At the conclusion of the stock offering, the Corporation will own all the common stock of Ben Franklin Bank in conjunction with the completion of the second stage offering. As indicated in Exhibit 48, in the second stage conversion, each minority share will be exchanged for 0.3862 shares of the Corporation at the midpoint of the offering range, with that exchange ratio being 0.3282 shares, .4441 shares and 0.5107 shares at the minimum, maximum, and super maximum of the offering range, respectively.

The appraised value of Ben Franklin Financial as of August 15, 2014, is $7,550,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

BEN FRANKLIN FINANCIAL, INC.
ARLINGTON HEIGHTS, ILLINOIS

Consolidated Balance Sheets
At December 31, 2013 and June 30, 2014
($000)

	June 30, 2014 (Unaudited)	December 31, 2013
ASSETS		
Cash and due from banks	$ 937	$ 1,019
Interest-earning deposit accounts and federal funds sold	19,483	18,941
Cash and cash equivalents	20,420	19,960
Securities available-for-sale at fair value	4,821	2,904
Loans receivable, net of allowance for loan losses of $1,294 and $1,302 at June 30, 2014 and December 31, 2013	64,044	70,560
Federal Home Loan Bank stock	921	921
Premises and equipment, net	602	636
Repossessed assets	965	1,088
Accrued interest receivable	196	230
Other assets	125	62
Total assets	$ 92,094	$ 96,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Demand deposits - noninterest-bearing	$ 2,558	$ 2,749
Demand deposits - interest	9,252	9,465
Savings deposits	10,108	9,534
Money market deposits	14,839	15,989
Certificates of deposit	45,219	48,007
Total deposits	81,976	85,744
Advances from borrowers for taxes and insurance	598	579
Other liabilities	333	342
Common stock in ESOP subject to contingent purchase obligation	87	79
Total liabilities	82,994	86,744
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01 per share; authorized 20,000,000 shares; issued and outstanding, net of treasury shares, at June 30, 2014 and December 31, 2013--1,949,956 shares	20	20
Additional paid-in capital	8,250	8,269
Treasury stock, at cost (68,270 shares at June 30, 2014 and December 31, 2013)	(462)	(462)
Retained earnings	1,748	2,271
Unearned Employee Stock Ownership Plan (ESOP) shares	(380)	(406)
Accumulated other comprehensive income	11	4
Reclassification of ESOP shares	(87)	(79)
Total stockholders' equity	9,100	9,617
Total liabilities and stockholders' equity	$ 92,094	$ 96,361

Source: Ben Franklin Financial, Inc.'s audited and unaudited financial statements

EXHIBIT 2

BEN FRANKLIN FINANCIAL, INC.
ARLINGTON HEIGHTS, ILLINOIS

Consolidated Statements of Financial Condition
At December 31, 2009, 2010, 2011 and 2012
($000)

	December 31,			
	2012	2011	2010	2009
ASSETS				
Cash and due from banks	$ 1,161	$ 1,833	$ 3,519	$ 1,016
Interest-earning deposit accounts and federal funds sold	11,075	8,938	10,500	6,780
Cash and cash equivalents	12,236	10,771	14,019	7,796
Securities available-for-sale at fair value	3,232	5,621	3,972	2,463
Loans receivable, net of allowance for loan losses of $2,095, $1,137, $1,376 and $940 at December 31, 2012, 2011, 2010 and 2009, respectively	81,429	84,289	94,119	104,594
Federal Home Loan Bank stock	921	1,337	1,337	1,337
Premises and equipment, net	721	806	917	963
Repossessed assets	1,652	2,422	796	991
Accrued interest receivable	302	318	362	457
Other assets	289	441	549	1,081
Total assets	$ 100,782	$ 106,005	$ 116,071	$ 119,682
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Demand deposits - noninterest-bearing	$ 2,871	$ 2,364	$ 2,467	$ 1,835
Demand deposits - interest-bearing	8,717	8,394	7,873	7,332
Savings deposits	8,302	8,116	7,529	7,278
Money market deposits	16,524	16,125	16,397	11,002
Certificates of deposit	52,993	57,562	68,097	75,666
Total deposits	89,407	92,561	102,363	103,113
Advances from Federal Home Loan Bank	--	--	--	2,000
Advances from borrowers for taxes and insurance	488	572	308	433
Other liabilities	355	310	263	264
Common stock in ESOP subject to contingent purchase obligation	50	26	41	43
Total liabilities	90,300	93,469	102,975	105,853
STOCKHOLDERS' EQUITY				
Common stock, par value $0.01 per share; authorized 20,000,000 shares; issued and outstanding, net of treasury shares, at December 31, 2012, 2011 and 2010-1,949,956 shares; at December 31, 2009-1,950,383 shares	20	20	20	20
Additional paid-in capital	8,278	8,217	8,156	8,088
Treasury stock, at cost (68,270 shares at December 31, 2012, 2011 and 2010, and 67,843 shares at December 31, 2009	(462)	(462)	(462)	(461)
Retained earnings	3,098	5,218	5,921	6,776
Unearned Employee Stock Ownership Plan (ESOP) shares	(456)	(507)	(559)	(609)
Accumulated other comprehensive income	54	76	61	58
Reclassification of ESOP shares	(50)	(26)	(41)	(43)
Total stockholders' equity	10,482	12,536	13,096	13,829
Total liabilities and stockholders' equity	$ 100,782	$ 106,005	$ 116,071	$ 119,682

Source: Ben Franklin Financial, Inc's audited financial statements

EXHIBIT 3

BEN FRANKLIN FINANCIAL, INC.
ARLINGTON HEIGHTS, ILLINOIS

Consolidated Statements of Income
For the Year Ended December 31, 2013 and the
Twelve Months Ended June 30, 2014

	Twelve Months Ended June 30, 2014 (Unaudited)	Year Ended December 31, 2013
Interest income:		
Loans	$ 3,420	$ 3,796
Securities	61	60
Federal funds sold and interest-earning deposit accounts	31	26
Total interest income	3,512	3,882
Interest expense:		
Deposits:		
Demand - interest-bearing	7	9
Savings	14	14
Money marke	31	44
Certificates of deposit	445	492
Total interest expense	497	559
Net interest income	3,015	3,323
Provision for loan losses	565	565
Net interest income after provision for loan losses	2,450	2,758
Noninterest income:		
Service fees	107	107
Gain (loss) on sale of repossessed assets, net	4	75
Other	53	22
Total noninterest income	164	204
Noninterest expense:		
Compensation and employee benefits	1,731	1,716
Occupancy and equipment	595	590
Data processing	335	313
Professional fees	324	384
FDIC insurance premiums	206	219
Repossessed assets expense, net	274	160
Other	434	375
Total noninterest expense	3,899	3,757
Loss before income taxes	(1,285)	(795)
Income tax provision	2	32
Net loss	$ (1,287)	$ (827)

Source: Ben Franklin Financial, Inc.'s audited and unaudited financial statements

EXHIBIT 4

BEN FRANKLIN FINANCIAL, INC.
ARLINGTON HEIGHTS, ILLINOIS

Consolidated Statements of Operations
Years Ended December 31, 2009, 2010, 2011 and 2012
($000)

	December 31,			
	2012	2011	2010	2009
Interest income:				
Loans	$ 4,343	$ 4,649	$ 5,259	$ 5,714
Securities	97	127	94	126
Federal funds sold and interest-earning deposit accounts	9	8	7	10
Total interest income	4,449	4,784	5,360	5,850
Interest expense:				
Deposits	703	954	1,539	2,602
Borrowings	--	--	39	280
Total interest expense	703	0	1,578	2,882
Net interest income	3,746	4,784	3,782	2,968
Provision for loan losses	1,903	815	1,397	1,309
Net interest income after provision for loan losses	1,843	3,969	2,385	1,659
Noninterest income:				
Service fees	152	171	165	146
Gain (loss) on sale of repossessed assets, net	(74)	(119)	(1)	(10)
Other	12	35	10	14
Total noninterest income	90	87	174	150
Noninterest expense:				
Compensation and employee benefits	1,580	1,610	1,521	1,690
Occupancy and equipment	585	653	597	552
Data processing	285	264	255	234
Professional fees	365	409	382	308
FDIC insurance premiums	138	127	174	217
Repossessed assets expense, net	755	480	205	198
Other	332	272	282	301
Total noninterest expense	4,040	3,815	3,416	3,500
Loss before income taxes	(2,107)	241	(857)	(1,691)
Income tax provision	13	(10)	2	70
Net loss	$ (2,120)	$ 251	$ (855)	$ (1,621)

Source: Ben Franklin Financial, Inc.'s audited financial statements

EXHIBIT 5

Selected Financial Information
At June 30, 2014 and for the Years Ended December 31, 2011, 2012 and 2013

	June 30, 2014	At December 31, 2013	2012	2011
		(In thousands)		
Selected Financial Condition Data:				
Total assets	$ 92,094	$ 96,361	$ 100,782	$ 106,005
Cash and cash equivalents	20,420	19,960	12,236	10,771
Loans receivable, net	64,044	70,560	81,429	84,289
Securities available-for-sale at fair value	4,821	2,904	3,232	5,621
Federal Home Loan Bank stock	921	921	921	1,337
Total deposits	81,976	85,744	89,407	92,561
Total stockholders' equity	9,100	9,617	10,482	12,536

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 6

Income and Expense Trends
For the Six Months Ended June 30, 2013 and 2014, and
For the Years Ended December 31, 2011 through 2013

	For the Six Months Ended June 30,		For the Years Ended December 31,		
	2014	2013	2013	2012	2011
	(In thousands)				
Selected Operating Data:					
Interest income	$ 1,672	$ 2,042	$ 3,882	$ 4,449	$ 4,784
Interest expense	231	293	559	703	954
Net interest income	1,441	1,749	3,323	3,746	3,830
Provision for loan losses	0	0	565	1,903	815
Net interest income after provision for loan losses	1,441	1,749	2,758	1,843	3,015
Noninterest income	75	115	204	90	87
Noninterest expense	2,044	1,902	3,757	4,040	3,815
Loss before income taxes	(528)	(38)	(795)	(2,107)	(713)
Income tax provision (benefit)	(5)	25	32	13	10
Net loss	$ (523)	$ (63)	$ (827)	$ (2,120)	$ (703)

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended June 30, 2014

	Twelve Months Ended June 30, 2014 (In thousands)
Net income before taxes	$ (1,285)
Adjustments:	
Income	--
Expense	--
Taxes	2
Normalized earnings before taxes	(1,287)

[1] Based on current tax rate of 0.16%.

Source: Ben Franklin Financial, Inc.'s audited and unaudited financial statements

EXHIBIT 8

Performance Indicators
At or for the Six Months Ended June 30, 2013 and 2014, and At or for the Years Ended December 31, 2011 through 2013

	At or For The Six Months Ended June 30,		Years Ended December 31,		
	2014	2013	2013	2012	2011
Performance Ratios: [1]					
Return on assets (ratio of net income (loss) to average total assets)	(1.10)%	(0.13)%	(0.84)%	(2.07)%	(0.64)%
Return on equity (ratio of net income (loss) to average equity)	(10.94)%	(1.20)%	(7.87)%	(18.12)%	(5.32)%
Interest rate spread [2]	3.10%	3.58%	3.41%	3.77%	3.60%
Net interest margin [3]	3.16%	3.65%	3.49%	3.86%	3.70%
Efficiency ratio [4]	134.21%	105.67%	108.84%	103.32%	94.52%
Noninterest expense to average total assets	4.32%	3.80%	3.80%	3.95%	3.48%
Average interest-earning assets to average interest-bearing liabilities	112.48%	111.84%	112.07%	111.57%	111.01%
Loans to deposits	79.70%	87.44%	83.81%	93.42%	92.29%
Average equity to average total assets	10.10%	11.58%	10.62%	11.43%	12.04%
Asset Quality Ratios:					
Nonperforming loans to gross loans	2.13%	2.01%	3.21%	1.22%	2.08%
Nonperforming assets to total assets	2.56%	2.43%	3.52%	2.65%	3.96%
Allowance for loan losses to nonperforming loans	92.89%	130.61%	56.41%	205.19%	64.09%
Allowance for loan losses to total loans	1.98%	2.62%	1.81%	2.51%	1.33%
Net charge-offs to average outstanding loans	0.02%	0.19%	1.77%	1.12%	1.17%
Capital Ratios:					
Equity to total assets at end of period	9.90%	10.50%	10.00%	10.00%	11.80%
Total capital (to risk-weighted assets) [5]	15.60%	14.60%	14.80%	12.00%	12.20%
Tier 1 capital (to risk-weighted assets) [5]	14.40%	13.30%	13.60%	10.70%	10.90%
Tier 1 capital (to total adjusted assets) [5]	9.10%	9.30%	9.20%	8.20%	8.20%

(1) All ratios are expressed as percentages. Performance ratios for the six months ended June 30, 2014 and 2013 are annualized.
(2) The interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(5) Capital ratios are for Ben Franklin Bank only.

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Six Months Ended June 30, 2014 and 2013, and
For the Years Ended December 31, 2013 and December 31, 2012

	For the Six Months Ended June 30, 2014 vs. 2013			Yeas Ended December 31, 2013 vs. 2012		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest-earning assets:						
Loans receivable	$ (254)	$ (122)	$ (376)	$ (433)	$ (114)	$ (547)
Investment securities	10	(9)	1	(26)	(11)	(37)
Other interest-earning assets	4	1	5	9	8	17
Total interest-earning assets	$ (240)	$ (130)	$ (370)	$ (450)	$ (117)	$ (567)
Interest-bearing liabilities:						
Demand deposit accounts	$ 1	$ (3)	$ (2)	$ 1	$ (3)	$ (2)
Money market accounts	(2)	(11)	(13)	2	(34)	(32)
Savings accounts	--	--	--	2	--	2
Certificates of deposit	(25)	(22)	(47)	(41)	(71)	(112)
Total interest-bearing liabilities	(26)	(36)	(62)	(36)	(108)	(144)
Change in net interest income	$ (214)	$ (94)	$ (308)	$ (414)	$ (9)	$ (423)

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
At June 30, 2014
For the Six Months Ended June 30, 2013 and 2014, and
For the Years Ended December 31, 2012 and 2013

	At June 30, 2014	Six Months Ended June 30,		Years Ended December 31,	
		2014	2013	2013	2012
	Yield/ Rate	Yield/ Rate[1]	Yield/ Rate[1]	Yield/ Rate	Yield/ Rate
Interest-earning assets:					
Loans	4.78%	4.85%	5.20%	5.07%	5.24%
Investment securities	1.55%	1.55%	1.75%	1.65%	1.89%
Other interest-earning assets [2]	0.16%	0.16%	0.15%	0.16%	0.09%
Total assets	3.59%	3.67%	4.27%	4.07%	4.57%
Interest-bearing liabilities:					
Demand deposit accounts	0.06%	0.06%	0.16%	0.10%	0.13%
Money market accounts	0.15%	0.15%	0.37%	0.27%	0.47%
Savings accounts	0.15%	0.15%	0.15%	0.15%	0.15%
Certificates of deposit	0.88%	0.91%	1.00%	0.97%	1.11%
Total deposits	0.55%	0.57%	0.69%	0.66%	0.81%
Net interest rate spread [3]	3.04%	3.10%	3.58%	3.41%	3.76%
Net interest margin [4]	3.10%	3.15%	3.64%	3.49%	3.85%
Average interest-earning assets to average interest-bearing liabilities	113.00%	112.48%	111.84%	112.07%	111.57%

[1] Yield and rates for the six months ended June 30, 2014 and 2013 are annualized.
[2] Consists of stock in the FHLB of Chicago and cash and cash equivalents.
[3] Net interest spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
[4] Net interest margin represents net interest income divided by average total interest-earning assets.

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 11

Net Portfolio Value
At June 30, 2014

Change in Interest Rates (Basis Points)	Economic Value of Equity			EVE as % of Assets	
	$ Amount	$ Change	% Change	EVE Ratio	Change[1]
	(Dollars in thousands)				
300	$ 13,107	$ 753	6.0%	15.18%	1.72%
200	13,041	687	6.0%	14.77%	1.31%
100	12,735	381	3.0%	14.13%	0.67%
--	12,354	--	--	15.62%	--
100	11,466	(888)	(7.0)%	12.25%	(1.21)%

[1] Expressed as percent.

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 12

Loan Portfolio Composition
at June 30, 2014, and
At December 31, 2012 and 2013

	At June 30, 2014		At December 31,			
			2013		2012	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real estate loans:						
One-to four-family residential	$ 32,036	49.01%	$ 32,301	44.94%	$ 33,181	39.73%
Multi-family	10,637	16.27%	12,567	17.48%	13,356	16.00%
Commercial	9,701	14.84%	10,929	15.21%	13,604	16.29%
Construction	--	--	--	--	319	0.38%
Land	326	0.50%	335	0.47%	381	0.46%
Home equity lines of credit	9,643	14.75%	11,506	16.01%	13,800	16.53%
Commercial business loans	1,104	1.69%	1,755	2.44%	5,575	6.68%
Automobile loans	1,892	2.89%	2,481	3.45%	3,205	3.84%
Other consumer loans	30	0.05%	3	0.00%	79	0.09%
Total loans	$ 65,369	100.00%	$ 71,877	100.00%	$ 83,500	100.00%
Other items:						
Net deferred loan fees	(31)		(15)	--	24	--
Allowance for loan losses	(1,294)		(1,302)		(2,095)	
Total loans receivable, net	$ 64,044		$ 70,560	--	$ 81,429	--

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 13

Loan Maturity Schedule
At December 31, 2013

(Dollars in thousands)

Due During the Years Ending December 31,	One- to Four-Family Real Estate		Multi-family Real Estate		Commercial Real Estate		Construction		Land	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2014	$ 3,442	5.39%	$ 3,221	5.31%	$ 1,987	5.97%	$ --	--%	$ 9	6.41%
2015	2,365	5.10%	1,895	6.25%	1,906	5.82%	--	--	140	6.49%
2016	3,103	5.26%	2,447	4.66%	2,840	5.65%	--	--	7	6.37%
2017 to 2018	4,748	4.92%	3,796	5.42%	2,734	5.78%	--	--	77	6.50%
2019 to 2023	7,746	4.60%	115	5.88%	704	4.70%	--	--	--	--
2014 to 2028	6,069	4.36%	154	5.88%	53	3.00%	--	--	--	--
2029 and beyong	4,314	3.74%	3	5.88%	218	3.00%	--	--	--	--
Total	$ 31,787	4.67%	$ 11,631	5.38%	$ 10,442	5.64%	$ 0	0.00%	$ 233	6.49%

(Dollars in thousands)

Due During the Years Ending December 31,	Home Equity Lines of Credit		Commercial Business		Automobile		Other Consumer		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2014	$ 2,383	3.12%	$ 215	6.27%	$ 720	5.79%	$ 2	4.35%	$ 11,979	4.51%
2015	4,527	3.47%	423	5.58%	549	5.57%	1	4.35%	11,806	4.57%
2016	822	5.00%	575	6.97%	521	5.51%	--	--	10,315	5.03%
2017 to 2018	2,760	5.00%	242	5.41%	619	5.07%	--	--	14,976	5.03%
2019 to 2023	1,014	5.00%	31	6.00%	72	4.23%	--	--	9,682	4.64%
2014 to 2028	--	--	--	--	--	--	--	--	6,276	4.39%
2029 and beyong	--	--	--	--	--	--	--	--	4,535	3.71%
Total	$ 11,506	3.80%	$ 1,486	5.84%	$ 2,481	5.46%	$ 3	4.35%	$ 69,569	4.66%

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 13 (continued)

Loan Maturity Schedule
At December 31, 2013

Fixed and Adjustable-Rate Loan Schedule

	At December 31, 2013 and Due After December 31, 2014		
	Fixed	Adjustable	Total
		(In thousands)	
Real estate loans:			
One- to four-family residential	$ 16,873	$ 11,472	$ 28,345
Multi-family	8,410	--	8,410
Commercial	8,455	--	8,455
Construction	--	--	--
Land	224	--	224
Home equity lines of credit	--	9,123	9,123
Commercial business loans	998	273	1,271
Automobile loans	1,761	--	1,761
Other consumer loans	1	--	1
Total loans	$ 36,722	$ 20,868	$ 57,590

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 14

Loan Originations, Purchases and Repayments
For the Six Months Ended June 30, 2013 ad 2014, and
For the Years Ended December 31, 2012 and 2013

	For the Six Months Ended June 30,		Years Ended December 31,	
	2014	2013	2013	2012
	(In thousands)			
Total loans, including loans held-for-sale, at beginning of period	$ 70,560	$ 81,429	$ 81,429	$ 84,289
Loans originated:				
Real estate loans:				
One- to four-family residential	$ 3,542	$ 3,180	$ 5,700	$ 5,015
Multi-family	--	--	256	1,283
Commercial	--	900	1,000	1,324
Construction	--	--	--	930
Commercial business loans	--	--	--	20
Other consumer loans	--	--	69	8
Total loans originated	3,542	4,080	7,025	8,580
Loans purchased:				
Real estate loans:				
One- to four-family residential	$ --	$ --	$ --	$ 835
Commercial business loans	--	--	96	1,150
Automobile loans	--	--	532	3,105
Other consumer loans	63	--	--	--
Total loans purchased	63	--	628	5,090
Add (Deduct):				
Principal repayments	$(8,127)	$(6,936)	$(12,366)	$(15,000)
Commercial lines od credit, net	126	(2,172)	(2,712)	2,765
Home equity lines of credit, net	(1,861)	(1,354)	(2,294)	(1,661)
Provision for loan losses	--	--	(565)	(1,903)
Transfer from loan to repossessed assets	(67)	--	(552)	(639)
Net other	(192)	(15)	(33)	(92)
Net loan activity	(6,516)	(6,397)	(10,869)	(2,860)
Total loans receivable, net, including loans held-for-sale, at end of period.	$ 64,044	$ 75,032	$ 70,560	$ 81,429

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 15

Loan Delinquencies
At June 30, 2014 and at December 31, 2012 and 2013

	30-59 Days		60-89 Days		90 Days and Over		Total	
	Number	Principal Balance	Number	Principal Balance	Number	Principal Balance	Number	Amount
				(Dollars in thousands)				
At June 30, 2014								
Real estate loans:								
One- to four-family residential	1	$111	1	$3	3	$514	5	$628
Multi-family	--	--	--	--	2	601	2	601
Commercial	--	--	--	--	--	--	--	--
Construction	--	--	--	--	--	--	--	--
Land	--	--	--	--	1	102	1	102
Home equity lines of credit	--	--	--	--	--	--	--	--
Commercial business loans	--	--	--	--	1	176	1	176
Automobile loans	--	--	--	--	--	--	--	--
Other consumer loans	--	--	--	--	--	--	--	--
Total loans	1	$111	1	$3	7	$1,393	9	$1,507
At December 31, 2013								
Real estate loans:								
One- to four-family residential	3	$315	--	$ --	3	$514	6	$829
Multi-family	--	--	--	--	3	936	3	936
Commercial	--	--	--	--	2	487	2	487
Construction	--	--	--	--	--	--	--	--
Land	--	--	--	--	1	102	1	102
Home equity lines of credit	--	--	--	--	--	--	--	--
Commercial business loans	--	--	--	--	2	269	2	269
Automobile loans	1	28	--	--	--	--	1	28
Other consumer loans	--	--	--	--	--	--	--	--
Total loans	4	$343	--	$ --	11	$2,308	15	$2,651
At December 31, 2012								
Real estate loans:								
One- to four-family residential	2	$25	--	$ --	4	$781	6	$806
Multi-family	--	--	--	--	--	--	--	--
Commercial	2	318	--	--	--	--	2	318
Construction	--	--	--	--	--	--	--	--
Land	--	--	--	--	1	131	1	131
Home equity lines of credit	--	--	--	--	--	--	--	--
Commercial business loans	--	--	--	--	1	109	1	109
Automobile loans	--	--	--	--	--	--	--	--
Other consumer loans	--	--	--	--	--	--	--	--
Total loans	4	$343	--	$ --	6	$1,021	10	$1,364

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At June 30, 2013 and 2014, and at December 31, 2012 and 2013

	At June 30,		At December 31,	
	2014	2013	2013	2012
	(Dollars in thousands)			
Nonaccrual loans:				
Real estate loans:				
One- to four-family residential	$ 414	$ 415	$ 414	$ 674
Multi-family	--	--	--	--
Commercial	--	853	487	--
Construction	--	--		--
Land	102	102	102	131
Home equity lines of credit	--	--	--	--
Commercial business loans	--	--	--	--
Automobile loans	--	--	--	--
Other consumer loans	--	--	--	--
Total nonaccrual loans	516	1,370	1,003	805
Loans greater than 90 days past due and still accruing:				
Real estate loans:				
One- to four-family residential	--	--	--	--
Multi-family	--	--	--	--
Commercial	--	--	--	--
Construction	--	--	--	--
Land	--	--	--	--
Home equity lines of credit	--	--	--	--
Commercial business loans	--	--	--	--
Automobile loans	--	--	--	--
Other consumer loans	--	--	--	--
Total loans 90 days or more past due and still accruing	--	--	--	--
Nonaccruing troubled debt restructurings:				
Real estate loans:				
One- to four-family residential	$ 100	$ 107	$ 100	$ 107
Multi-family	601	--	936	--
Commercial	--	--	--	--
Construction	--	--	--	--
Land	--	--	--	--
Home equity lines of credit	--	--	--	--
Commercial business loans	176	68	269	109
Automobile loans	--	--	--	--
Other consumer loans	--	--	--	--
Total nonaccruing troubled debt restructured loans	877	175	1,305	216
Total nonperforming loans	1,393	1,545	2,308	1,021
Repossessed Assets:				
Real estate loans:				
One- to four-family residential	$ 32	$ 191	$ 56	$ 310
Multi-family	--	--	--	--
Commercial	496	102	542	745
Construction	--	--	--	--
Land	437	579	489	580
Home equity lines of credit	--	--	--	--
Commercial business loans	--	--	--	--
Automobile loans	--	--	1	17
Other consumer loans	--	--	--	--
Total foreclosed assets	965	872	1,088	1,652
Total nonperforming assets	$ 2,358	$ 2,417	$ 3,396	$ 2,673
Total accruing troubled debt restructured loans	$ 3,218	$ 4,361	$ 2,963	$ 4,439
Ratios:				
Nonperforming loans and nonperforming troubled debt restructurings to gross loans	2.13%	2.01%	3.21%	1.22%
Nonperforming assets to total assets	2.56%	2.43%	3.52%	2.65%
Nonperforming assets and accruing troubled debt debt restructurings to total assets	6.05%	6.83%	6.60%	7.06%

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 17

Classified Assets

At June 30, 2014, and at December 31, 2012 and 2013

	At June 30, 2014	At December 31, 2013	At December 31, 2012
		(In thousands)	
Classification of assets:			
Substandard	$ 1,504	$ 2,024	$ 6,519
Doubtful	--	284	--
Loss	--	--	--
Total classified assets	$ 1,504	$ 2,308	$ 6,519
Special Mention	$ --	$ --	$ --

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
At or for the Six Months Ended June 30, 2013 and 2014, and
For the Years Ended December 31, 2012 and 2013

	Six Months Ended June 30,		Years Ended December 31,	
	2014	2013	2013	2012
	(Dollars in thousands)			
Allowance at beginning of period	$ 1,302	$ 2,095	$ 2,095	$ 1,137
Charge-offs:				
Real estate loans:				
One- to four-family residential	3	49	211	699
Multi-family	--	--	351	--
Commercial	--	--	578	47
Construction	--	--	--	--
Land	6	30	30	108
Home equity lines of credit	18	--	--	125
Commercial business loans	166	--	203	--
Automobile loans	16	--	6	17
Other consumer loans	--	--	--	--
Total charge-offs	209	79	1,379	996
Recoveries:				
Real estate loans:				
One- to four-family residential	--	--	17	50
Multi-family	--	--	--	--
Commercial	186	--	--	--
Construction	1	--	2	--
Land	--	--	--	--
Home equity lines of credit	--	--	--	--
Commercial business loans	10	--	--	--
Automobile loans	4	2	2	--
Other consumer loans	--	--	--	1
Total recoveries	201	2	21	51
Net charge-offs (recoveries)	8	77	1,358	945
Provision for loan losses	--	--	565	1,903
Allowance at end of period	$ 1,294	$ 2,018	$ 1,302	$ 2,095
Ratios:				
Net charge-offs to average loans outstanding during the period (annualized)	0.02%	0.19%	1.77%	1.12%
Allowance for loan losses to nonperforming loans at end of period	92.89%	130.61%	56.41%	204.99%
Allowance for loan losses to total loans at end of period	1.98%	2.62%	1.81%	2.51%

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At June 30, 2014, and
At December 31, 2012 and 2013

	At June 30, 2014		At December 31,			
			2013		2012	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
U.S. government-sponsored entity obligations	$ 4,000	$ 3,974	$ 2,000	$ 1,957	$ 2,000	$ 2,019
U.S. government-sponsored entity mortgage-backed securities	803	847	897	947	1,143	1,213
Total	$ 4,803	$ 4,821	$ 2,897	$ 2,904	$ 3,143	$ 3,232

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 20

Mix of Deposits
At June 30, 2014, and at December 31, 2012 and 2013

	At June 30, 2014		At December 31, 2013		At December 31, 2012	
			(Dollars in thousands)			
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Deposit type:						
Demand deposit account:						
Interest-bearing	$ 9,252	11.29%	$ 9,465	11.04%	$ 8,717	9.75%
Noninterest bearing	2,558	3.12%	2,749	3.21%	2,871	3.21%
Money market accounts	14,839	18.10%	15,989	18.65%	16,524	18.48%
Savings accounts	10,108	12.33%	9,534	11.12%	8,302	9.29%
Certificates of deposit	45,219	55.16%	48,007	55.99%	52,993	59.27%
Total	$ 81,976	100.0%	$ 85,744	100.0%	$ 89,407	100.0%

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 21

Certificates of Deposit By Maturity
At June 30, 2014

	At June 30, 2014 (In thousands)
Maturity Period:	
Three months or less	$ 2,298
Over three months through six months	869
Over six months through one year	1,706
Over one year	8,668
Total	$ 13,541

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 22

OFFICES OF BEN FRANKLIN BANK
ARLINGTON HEIGHTS, ILLINOIS
As of June 30, 2014

Location	Owned or Leased	Year Acquired or Leased	Net Book Value as of June 30, 2014 ($000)
Main Office 830 East Kensington Roade Arlington Heights, Illinois 60004	Leased	2007	$ 496
Branch Office 3148 Kirchoff Road Rolling Meadows, Illinois 60008	Leased	1991	$ --

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 23

DIRECTORS AND MANAGEMENT OF THE BANK
At June 30, 2014

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
C. Steven Sjogren	President, Chief Executive Officer and Chairman of the Board of New Ben Franklin; Chief Executive Officer and Chairman of the Board of Ben Franklin Bank	68	2001	2015
Steven D. Olson	Senior Vice President of New Ben Franklin; Director and President of Ben Franklin Bank	57	2014	2015
Robert E. DeCelles	Director	81	1996	2017
Bernadine V. Dziedzic	Director and Corporate Secretary	74	1998	2016
Nicholas J. Raino	Director	81	2001	2016
James M. Reninger	Director	68	2001	2015
David R. Stafseth	Director	63	2014	2015
Executive Officers Who Are Not Directors:				
Glen A. Miller	Senior Vice President and Chief Financial Officer	56	--	--
Robin L. Jenkins	Senior Vice President and Chief Lending Officer	59	--	--
Angie Plesiotis	Vice President and Chief Operations Officer	49	--	--

Source: Ben Franklin Financial, Inc.'s Prospectus

EXHIBIT 24

Key Demographic Data and Trends
Market Area, Cook County, Lake County,
Illinois and the United States
2000, 2010 and 2019

	2000	2010	% Change	2019	% Change
Population					
Market Area	6,021,086	5,898,137	(2.0)%	6,024,499	2.1%
Cook County	5,376,741	5,194,675	(3.4)%	5,310,529	2.2%
Lake County	644,345	703,462	9.2%	713,970	1.5%
Illinois	12,419,293	12,830,632	3.3%	13,050,332	1.7%
United States	281,421,906	308,745,538	9.7%	327,981,317	6.2%
Households					
Market Area	2,190,478	2,208,068	0.8%	2,277,655	3.2%
Cook County	1,974,181	1,966,356	(0.4)%	2,029,685	3.2%
Lake County	216,297	241,712	11.8%	247,970	2.6%
Illinois	4,591,779	4,836,972	5.3%	4,953,881	2.4%
United States	105,480,101	116,716,292	10.7%	124,446,535	6.6%
Per Capita Income					
Market Area	$ 24,177	$ 28,976	19.9%	--	--
Cook County	23,227	27,839	19.9%	--	--
Lake County	32,102	37,394	16.5%	--	--
Illinois	23,104	28,424	23.0%	--	--
United States	22,162	26,059	17.6%	--	--
Median Household Income					
Market Area	$ 48,174	$ 54,187	12.5%	$ 65,115	20.2%
Cook County	45,922	51,466	12.1%	61,064	18.6%
Lake County	66,973	74,334	11.0%	95,105	27.9%
Illinois	46,590	55,010	18.1%	63,920	16.2%
United States	41,994	50,046	19.2%	59,599	19.1%

Source: U.S. Census and ESRI

EXHIBIT 25

Key Housing Data
Market Area, Cook and Will Counties, Illinois and the United States
2000 & 2010

Occupied Housing Units		2000	2010
Market Area		2,190,478	2,208,068
Cook County		1,974,181	1,966,356
Lake County		216,297	241,712
Illinois		4,591,779	4,836,972
United States		105,480,101	116,716,292
Occupancy Rate			
Market Area			
	Owner-Occupied	60.0%	60.4%
	Renter-Occupied	40.0%	39.6%
Cook County			
	Owner-Occupied	57.9%	58.2%
	Renter-Occupied	42.1%	41.8%
Lake County			
	Owner-Occupied	77.8%	76.6%
	Renter-Occupied	22.2%	23.4%
Illinois			
	Owner-Occupied	67.3%	67.5%
	Renter-Occupied	32.7%	32.5%
United States			
	Owner-Occupied	66.2%	65.4%
	Renter-Occupied	33.8%	34.6%
Median Housing Values			
Market Area		$ 162,034	$ 254,580
Cook County		157,700	256,900
Lake County		198,200	237,400
Illinois		130,800	198,500
United States		119,600	186,200
Median Rent			
Market Area		$ 658	$ 941
Cook County		648	932
Lake County		742	1,004
Illinois		605	860
United States		602	871

Source: U.S. Census Bureau

EXHIBIT 26

Major Sources of Employment by Industry Group
Market Area, Cook and Lake Counties, Illinois and the United States
2000 and 2010

	2000				
Industry Group	Market Area	Cook County	Lake County	Illinois	United States
Agriculture/Mining	0.1%	0.1%	0.3%	1.1%	1.9%
Construction	5.0%	4.9%	6.1%	5.7%	6.8%
Manufacturing	14.7%	14.1%	19.7%	16.0%	14.1%
Wholesale/Retail	14.1%	13.9%	16.5%	14.8%	15.3%
Transportation/Utilities	6.4%	6.7%	3.6%	6.0%	5.2%
Information	3.3%	3.4%	2.7%	3.0%	3.1%
Finance, Insurance & Real Estate	9.1%	9.1%	9.2%	7.9%	6.9%
Services	47.3%	47.8%	41.9%	45.5%	46.7%

	2010				
	Market Area	Cook County	Lake County	Illinois	United States
Agriculture/Mining	0.2%	0.2%	0.3%	1.1%	0.9%
Construction	4.6%	4.6%	4.2%	5.1%	5.1%
Manufacturing	11.2%	10.5%	16.2%	12.7%	15.0%
Wholesale/Retail	13.1%	12.8%	15.6%	14.2%	14.8%
Transportation/Utilities	6.0%	6.2%	4.3%	5.8%	4.8%
Information	2.3%	2.3%	2.3%	2.0%	1.8%
Finance, Insurance & Real Estate	8.1%	8.2%	7.6%	7.4%	6.4%
Services	54.5%	55.1%	49.5%	51.7%	51.2%

Source: Bureau of the Census

EXHIBIT 27

Unemployment Rates
Cook and Lake Counties, Illinois and the United States
For the Years 2010 through 2013 and through July 2014

Location	2010	2011	2012	2013	July 2014
Cook County	10.8%	10.3%	9.3%	9.6%	7.2%
Lake County	10.6%	9.4%	8.8%	8.7%	6.7%
Illinois	10.5%	9.7%	8.9%	9.2%	7.0%
United States	9.6%	8.9%	8.1%	7.4%	6.5%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 28

Market Share of Deposits
Cook and Lake Counties
June 30, 2013

	Cook County Deposits ($000)	Ben Franklin's Deposits ($000)	Ben Franklin's Share (%)
Banks	$ 226,434,067	---	---
Thrifts	4,563,840	$ 89,219	2.0%
Total	$ 230,997,907	$ 89,219	0.0%

	Lake County Deposits ($000)	Ben Franklin's Deposits ($000)	Ben Franklin's Share (%)
Banks	$ 17,026,777	---	---
Thrifts	435,079	$ 0	0.0%
Total	$ 17,461,856	$ 0	0.0%

	Total Deposits ($000)	Ben Franklin's Deposits ($000)	Ben Franklin's Share (%)
Banks	$ 243,460,844	---	---
Thrifts	4,998,919	$ 89,219	1.8%
Total	$ 248,459,763	$ 89,219	0.0%

Source: FDIC

EXHIBIT 29

National Interest Rates by Quarter
2010 - 2nd Quarter of 2014

	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.15%	0.12%	0.12%	0.11%
1-Year Treasury Bills	0.40%	0.34%	0.30%	0.27%
30-Year Treasury Notes	4.54%	4.46%	4.40%	4.33%

	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.09%	0.02%
1-Year Treasury Bills	0.22%	0.20%	0.10%	0.12%
30-Year Treasury Notes	3.90%	3.72%	2.90%	2.89%

	1st Qtr. 2012	2nd Qtr. 2012	3rd Qtr. 2012	4th Qtr. 2012
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.10%	0.11%
1-Year Treasury Bills	0.19%	0.19%	0.17%	0.15%
30-Year Treasury Notes	3.35%	2.76%	2.82%	2.95%

	1st Qtr. 2013	2nd Qtr. 2013	3rd Qtr. 2013	4th Qtr. 2013
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.06%	0.04%	0.04%	0.05%
1-Year Treasury Bills	0.11%	0.11%	0.09%	0.10%
30-Year Treasury Notes	3.14%	3.70%	3.69%	3.96%

	1st Qtr. 2014	2nd Qtr. 2014
Prime Rate	3.25%	3.25%
90-Day Treasury Bills	0.05%	0.04%
1-Year Treasury Bills	0.13%	0.11%
30-Year Treasury Notes	3.56%	3.34%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	7.15	-0.75	0.60	116.25	0.06	11.87	NA	57.12	57.12	6.15
SZBI	SouthFirst Bancshares, Inc	AL	Pink Sheet	3.50	1.40	0.96	138.19	0.00	3.66	NA	36.38	36.42	2.53
BOFI	Bofl Holding, Inc.	CA	NASDAQ	78.81	27.65	3.87	304.67	0.00	20.36	19.85	311.43	311.91	25.87
BYFC	Broadway Financial Corporation	CA	NASDAQ	1.67	0.69	0.07	16.53	0.00	23.10	20.88	126.42	126.80	10.10
MLGF	Malaga Financial Corp	CA	Pink Sheet	20.15	2.85	1.90	156.20	0.60	10.59	10.61	97.96	97.96	12.90
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	14.76	-1.34	0.68	114.38	0.31	21.60	21.71	97.81	98.01	12.90
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	16.23	2.95	0.71	117.68	0.34	22.82	22.86	88.58	91.75	13.79
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	15.31	2.13	0.38	141.09	0.42	40.29	42.53	106.40	107.88	10.85
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	8.10	0.98	-0.63	73.13	0.00	(12.86)	(17.23)	96.71	98.30	11.08
PBCT	People's United Financial, Inc.	CT	NASDAQ	14.63	0.27	0.81	110.24	0.66	18.06	18.06	97.11	178.60	13.27
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.05	0.46	0.05	105.76	0.12	NM	85.00	90.96	99.23	10.45
WSFS	WSFS Financial Corporation	DE	NASDAQ	72.60	21.28	6.26	516.91	0.48	11.60	12.20	150.00	164.59	14.05
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	4.16	-0.83	-0.48	45.79	0.00	(8.74)	(8.67)	91.69	92.03	9.09
BFCF	BFC Financial Corporation	FL	Pink Sheet	4.01	1.32	0.58	17.87	0.00	6.96	6.91	71.23	84.15	22.44
EVER	Everbank Financial Corp	FL	NYSE	18.54	3.60	0.88	160.71	0.10	21.07	21.07	149.00	219.08	11.54
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	18.40	5.40	0.01	129.73	0.00	NM	NM	90.78	91.60	14.18
CHFN	Charter Financial Corporation	GA	NASDAQ	11.07	1.02	0.29	52.12	0.20	37.89	39.54	90.77	92.61	21.24
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	20.13	5.08	1.06	189.45	0.21	18.99	18.81	120.04	122.53	10.63
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	20.34	-1.73	1.56	166.78	0.68	13.04	14.74	93.64	93.88	12.20
AJSB	AJS Bancorp, Inc.	IL	OTC BB	12.95	1.85	0.89	93.73	0.15	14.58	15.60	86.66	86.67	13.82
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.11	-0.26	-1.00	233.94	0.00	(0.11)	NA	0.90	0.90	0.05
BFIN	BankFinancial Corporation	IL	NASDAQ	10.25	2.66	0.25	68.35	0.05	41.00	41.00	121.30	122.89	15.00
FIRT	First BancTrust Corporation	IL	Pink Sheet	14.40	0.80	1.40	197.49	0.50	10.31	10.29	71.95	73.61	7.29
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	9.20	1.87	0.40	91.25	0.24	23.18	23.00	85.51	102.56	10.08
GTPS	Great American Bancorp, Inc.	IL	OTC BB	28.00	-8.50	1.27	364.95	0.70	21.97	22.05	79.35	81.72	7.67
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	16.70	3.50	0.90	203.38	0.20	18.50	NA	72.88	75.28	8.21
IROQ	IF Bancorp, Inc.	IL	NASDAQ	17.15	1.21	0.79	124.52	0.10	21.84	21.44	92.51	93.08	13.77
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	22.50	2.08	1.61	169.25	0.32	13.98	15.31	93.11	100.84	13.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	14.00	2.31	-0.28	334.03	0.16	(50.65)	NA	46.58	46.58	4.19
PFED	Park Bancorp, Inc.	IL	Pink Sheet	0.58	-1.68	-1.04	141.92	0.00	(0.56)	NA	10.39	10.39	0.41
RYFL	Royal Financial, Inc.	IL	OTC BB	7.85	3.00	3.21	50.31	0.00	2.44	NA	83.19	83.19	15.60
SUGR	Sugar Creek Financial Corp	IL	OTC BB	9.21	3.60	0.46	103.19	0.00	20.22	NA	73.68	73.68	8.93
AMFC	AMB Financial Corp.	IN	OTC BB	8.65	1.05	0.79	187.09	0.00	10.98	10.95	64.94	66.24	4.62
DSFN	DSA Financial Corp	IN	OTC BB	11.65	-0.25	0.60	75.91	0.44	19.46	NA	109.66	111.70	15.35
FFWC	FFW Corporation	IN	Pink Sheet	21.00	4.75	3.14	297.55	0.55	6.70	NA	72.56	76.42	7.06
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	6.70	2.20	1.94	247.90	0.00	3.46	NA	26.14	26.18	2.70
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	15.49	1.20	0.81	214.85	0.62	19.10	19.12	66.71	81.62	7.21
FCAP	First Capital, Inc.	IN	NASDAQ	21.50	0.54	1.98	167.50	1.03	10.86	10.91	106.77	118.30	12.84
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	24.69	0.84	2.45	322.31	0.43	10.08	10.83	78.43	91.44	7.66
LPSB	Laporte Bancorp, Inc.	IN	NASDAQ	11.23	0.88	0.69	92.88	0.16	16.28	17.55	78.40	88.02	12.09
LOGN	Logansport Financial Corp.	IN	Pink Sheet	29.23	3.86	2.66	252.36	0.80	11.01	10.79	96.06	97.06	11.58
LSBI	LSB Financial Corp.	IN	NASDAQ	39.33	19.73	1.27	235.17	0.25	30.97	30.97	148.19	152.32	16.72
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	19.48	4.97	1.27	197.06	0.34	15.34	17.39	116.40	117.91	9.89
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	26.25	2.85	2.63	272.95	0.91	9.96	10.54	102.68	105.01	9.62
PBNI	Peoples Bancorp	IN	Pink Sheet	25.30	3.10	N/A	200.25	0.80	NA	18.60	96.85	101.09	12.63
RIVR	River Valley Bancorp	IN	NASDAQ	21.57	0.22	2.67	315.99	1.07	8.08	8.46	101.74	103.58	6.83
TDCB	Third Century Bancorp	IN	OTC BB	8.00	2.47	N/A	76.99	0.43	NA	57.14	81.83	82.50	10.39
UCBA	United Community Bancorp	IN	NASDAQ	11.73	1.53	0.45	105.25	0.24	25.93	26.07	81.06	84.84	11.14
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	19.78	0.50	0.77	185.93	0.24	25.63	27.47	89.82	91.52	10.64
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	12.00	0.02	0.51	63.44	0.98	23.53	23.53	113.97	114.03	18.92
FFSL	First Independence Corporation	KS	Pink Sheet	14.00	4.32	-2.21	165.53	0.00	(6.34)	(6.33)	86.64	86.88	8.46
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	14.50	-0.25	0.08	110.65	0.20	NM	NM	84.95	88.28	13.10
CTUY	Century Next Financial Corporation	LA	OTC BB	19.00	4.00	0.89	149.19	0.00	21.29	NA	111.36	111.36	12.74
FPBF	FPB Financial Corp.	LA	Pink Sheet	15.25	-0.12	1.55	180.38	0.49	9.85	9.84	84.15	84.15	8.45
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	17.57	0.40	0.08	104.56	0.00	NM	NM	77.71	77.71	16.80
HBCP	Home Bancorp, Inc.	LA	NASDAQ	21.71	3.52	1.28	177.39	0.00	16.96	17.65	104.06	105.05	12.24

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
HFBL	Home Federal Bancorp, Inc. of Louisiana	LA	NASDAQ	19.52	2.19	1.17	147.10	0.25	16.64	NA	103.53	104.11	13.27
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	20.50	2.84	0.83	112.31	0.15	24.61	24.70	100.49	100.49	18.25
MDNB	Minden Bancorp, Inc.	LA	OTC BB	18.20	0.50	1.51	119.27	0.37	12.06	NA	NA	NA	15.26
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	16.25	1.94	0.34	116.22	0.05	47.25	47.79	91.30	91.30	13.98
BHLB	Berkshire Hills Bancorp, Inc.	MA	NYSE	24.03	-4.54	1.18	251.30	0.72	20.36	14.14	87.41	147.90	9.56
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	8.96	0.69	0.54	79.14	0.34	16.59	16.91	100.16	132.21	11.32
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	17.29	4.01	0.33	134.81	0.00	52.39	52.39	117.48	117.83	12.83
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	15.85	0.10	-0.03	112.11	0.26	NM	NM	95.33	95.69	14.14
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	15.65	2.70	0.58	144.72	0.17	26.98	26.98	96.33	99.52	10.81
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	17.00	1.95	0.80	124.07	0.26	21.29	21.25	110.28	111.29	13.70
HIFS	Hingham Institution for Savings	MA	NASDAQ	82.75	11.52	9.46	695.69	1.36	8.75	8.75	152.33	152.33	11.89
MTGB	Meetinghouse Bancorp, Inc.	MA	OTC BB	12.80	-0.75	-0.34	153.30	0.00	(37.61)	(37.65)	81.25	83.36	8.35
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	19.72	0.39	0.34	97.13	0.43	58.00	58.00	118.66	118.78	20.30
WEBK	Wellesley Bancorp, Inc.	MA	NASDAQ	19.25	1.01	0.76	201.39	0.05	25.32	25.33	98.21	98.21	9.56
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.16	0.46	0.33	67.10	0.24	21.70	23.87	93.40	93.40	10.67
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	15.02	1.76	-0.16	118.76	0.00	(96.84)	(93.88)	76.28	76.28	12.65
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	13.61	-0.29	-0.41	88.06	0.00	(33.08)	(31.65)	77.77	81.63	15.45
MDSN	Madison Bancorp, Inc.	MD	OTC BB	15.00	0.40	0.20	231.54	0.00	74.78	NA	74.05	74.05	6.48
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	21.03	3.93	0.26	99.44	0.00	80.11	NA	131.49	131.54	21.15
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	12.74	2.25	0.07	112.44	0.20	NM	NM	90.59	90.59	11.33
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	4.53	-0.01	-2.74	78.34	0.00	(1.65)	(1.77)	84.41	85.52	5.78
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	5.82	1.74	0.10	76.21	0.08	58.20	58.20	69.48	71.77	7.64
FBC	Flagstar Bancorp, Inc.	MI	NYSE	18.00	4.14	1.77	176.62	0.00	10.17	10.06	90.46	121.99	10.19
NWBM	Northwestern Bancorp	MI	OTC BB	552.00	391.00	18.75	4,339.01	0.00	29.44	29.46	153.65	179.15	12.72
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	8.45	0.20	0.88	148.87	0.06	9.60	9.60	58.62	75.32	5.68
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	22.38	3.56	0.61	148.09	0.40	36.94	36.69	83.88	83.99	15.11
HMNF	HMN Financial, Inc.	MN	NASDAQ	11.64	3.89	6.52	136.43	0.00	1.79	2.25	82.10	84.19	8.53
REDW	Redwood Financial, Inc	MN	Pink Sheet	28.50	3.00	5.24	507.72	0.30	5.44	5.43	45.94	54.20	5.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
WEFP	Wells Financial Corp.	MN	Pink Sheet	24.38	5.58	1.21	316.65	0.75	20.16	20.15	70.00	75.45	7.70
CCFC	CCSB Financial Corp.	MO	Pink Sheet	7.50	-1.50	0.49	114.72	0.00	15.28	15.31	56.32	56.59	6.54
FBSI	First Bancshares, Inc.	MO	Pink Sheet	8.00	0.76	0.43	124.11	0.00	18.43	NA	85.32	85.32	6.45
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	17.00	5.50	1.09	229.25	0.15	15.60	NA	60.68	64.01	7.42
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	15.35	3.94	0.62	100.21	0.12	24.87	NA	113.58	118.36	15.32
NASB	NASB Financial, Inc.	MO	NASDAQ	22.72	-2.52	2.45	153.41	0.80	9.27	9.47	86.97	87.77	14.81
PULB	Pulaski Financial Corp.	MO	NASDAQ	11.47	1.85	0.53	117.24	0.38	21.64	20.85	122.34	126.88	9.78
QRRY	Quarry City Savings and Loan Association	MO	OTC BB	10.75	-0.50	0.37	112.95	0.00	29.22	29.05	56.04	58.40	9.52
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	19.00	8.50	-0.05	85.51	0.00	NM	NM	NA	NA	22.22
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	10.72	-0.17	0.54	137.66	0.29	19.89	29.78	81.20	104.51	7.79
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	19.80	4.56	0.51	156.17	0.00	38.82	45.00	94.04	94.04	12.68
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	15.11	-1.19	0.53	106.06	0.12	28.58	28.51	78.36	80.46	14.25
KSBI	KS Bancorp, Inc.	NC	OTC BB	9.75	1.50	0.56	235.69	0.00	17.41	17.11	61.32	61.32	4.14
LTLB	Little Bank, Inc	NC	Pink Sheet	10.80	0.92	0.93	110.76	0.15	11.57	11.61	102.03	102.03	9.75
MCBK	Madison County Financial, Inc.	NE	NASDAQ	18.68	0.34	0.92	95.09	0.24	20.26	20.30	93.45	95.10	19.64
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	N/A	417.45	0.00	NA	NA	28.66	28.76	2.40
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	15.00	0.91	1.12	180.95	0.52	13.39	14.02	95.27	171.02	8.29
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	10.23	1.23	0.56	93.86	0.24	18.26	20.46	84.59	101.03	10.90
CSBK	Clifton Savings Bancorp, Inc	NJ	NASDAQ	12.54	0.82	0.24	40.34	0.24	52.25	52.25	107.40	107.40	31.08
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	12.25	-0.86	-0.20	142.65	0.00	(61.25)	(42.24)	74.99	74.99	8.59
DLNO	Delanco Bancorp, Inc.	NJ	Pink Sheet	7.90	2.93	-0.52	133.03	0.00	(15.09)	(9.40)	54.12	54.12	5.94
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	9.61	0.66	0.35	71.30	0.16	27.46	35.59	105.58	109.02	13.48
NFBK	Northfield Bancorp, Inc	NJ	NASDAQ	12.91	1.39	0.39	50.71	0.25	33.10	34.89	105.53	108.23	25.46
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	14.62	0.83	0.92	149.91	0.24	15.89	16.24	91.32	95.95	9.75
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	16.71	1.01	1.00	135.85	0.48	16.71	17.23	132.73	135.09	12.30
ORIT	Oritani Financial Corp.	NJ	NASDAQ	14.99	-0.29	0.90	68.66	0.95	16.70	16.66	130.27	130.27	21.83
PFS	Provident Financial Services, Inc.	NJ	NYSE	16.78	1.54	1.16	130.21	0.60	14.47	14.34	97.10	149.66	12.89
AF	Astoria Financial Corporation	NY	NYSE	12.91	2.67	0.83	158.12	0.16	15.55	15.55	88.79	102.77	8.16

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CARV	Carver Bancorp, Inc.	NY	NASDAQ	9.04	4.81	-0.10	174.27	0.00	(90.40)	(60.27)	428.35	442.53	5.19
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	11.88	1.90	0.31	146.58	0.00	38.62	38.32	92.90	92.90	8.10
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	14.98	0.47	1.16	116.71	0.56	12.91	12.91	123.10	140.68	12.84
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	21.18	4.91	1.36	191.90	1.13	15.63	16.94	125.42	172.84	11.04
NYCB	New York Community Bancorp, Inc.	NY	NYSE	15.60	1.98	1.06	109.80	1.00	14.72	14.86	119.87	223.90	14.21
ONFC	Oneida Financial Corp.	NY	NASDAQ	13.30	-1.21	0.86	110.76	0.48	15.47	16.02	98.60	136.75	12.01
PFDB	Patriot Federal Bank	NY	Pink Sheet	7.00	1.46	0.12	126.31	0.00	60.40	58.33	58.68	59.62	5.54
SNNY	Sunnyside Bancorp, Inc.	NY	OTC BB	9.59	-1.10	-0.26	120.89	0.00	(37.49)	(29.06)	61.82	61.82	7.93
TRST	Trustco Bank Corp NY	NY	NASDAQ	6.81	1.24	0.46	48.48	0.33	14.71	15.13	167.44	167.68	14.05
ASBN	ASB Financial Corp.	OH	Pink Sheet	13.00	-0.75	0.66	127.69	0.72	19.61	NA	101.48	115.44	10.18
CFBK	Central Federal Corporation	OH	NASDAQ	1.46	0.17	0.02	18.61	0.00	85.38	73.00	101.26	101.34	7.85
CHEV	Cheviot Financial Corp.	OH	NASDAQ	12.70	1.13	0.26	86.62	0.45	48.85	48.85	90.30	101.93	14.66
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	9.50	2.25	0.45	163.94	0.15	21.28	NA	69.86	71.63	5.79
FFDF	FFD Financial Corporation	OH	OTC BB	23.65	1.80	2.48	248.68	0.79	9.54	NA	106.17	109.83	9.51
FDEF	First Defiance Financial Corp.	OH	NASDAQ	27.53	6.15	2.20	226.13	0.40	12.51	13.05	94.75	129.04	12.17
FNFI	First Niles Financial, Inc.	OH	OTC BB	9.00	-1.00	N/A	74.20	0.25	NA	NA	101.87	101.87	12.13
HCFL	Home City Financial Corporation	OH	Pink Sheet	15.90	2.92	1.43	186.25	0.36	11.12	NA	85.35	85.35	8.54
HLFN	Home Loan Financial Corporation	OH	OTC BB	17.60	0.65	2.04	121.68	1.56	8.62	NA	127.94	128.97	14.46
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	7.33	-2.65	0.29	94.96	0.32	25.42	NA	61.49	61.50	7.72
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	18.80	-0.35	1.04	139.91	0.71	18.00	18.08	76.87	76.87	13.44
UCFC	United Community Financial Corp.	OH	NASDAQ	4.40	-0.52	0.95	35.48	0.01	4.63	4.63	94.44	96.82	12.40
VERF	Versailles Financial Corporation	OH	OTC BB	16.80	2.50	0.45	133.91	0.00	37.00	NA	65.98	65.98	12.55
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	13.00	3.14	0.84	146.73	1.14	15.48	15.48	92.02	96.16	8.86
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	16.00	1.63	0.44	104.70	0.21	36.18	36.36	99.12	99.12	15.28
ESBF	ESB Financial Corporation	PA	NASDAQ	12.62	0.81	0.97	109.24	0.40	13.01	13.43	110.24	138.66	11.55
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	11.55	0.17	0.75	131.87	0.31	15.40	15.40	79.73	86.63	8.76
EKFC	Eureka Financial Corp.	PA	OTC BB	18.40	0.75	1.19	121.80	0.38	15.45	15.46	100.04	100.04	15.11
FFCO	FedFirst Financial Corporation	PA	NASDAQ	21.80	3.39	0.49	142.91	0.59	44.49	46.38	99.34	101.50	15.25

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	16.95	-0.14	0.61	115.42	0.40	27.79	28.25	91.07	91.13	14.69
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	16.98	-1.80	1.28	209.72	0.84	13.25	14.39	102.01	102.01	8.10
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	11.00	-1.44	-2.86	88.14	0.00	(3.85)	(3.85)	94.10	94.72	12.48
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	12.36	0.06	0.71	83.23	0.62	17.41	19.02	109.43	131.45	14.85
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	10.90	1.07	-0.06	88.08	0.00	NM	NM	94.09	94.57	12.38
PBIP	Prudential Bancorp, Inc.	PA	NASDAQ	11.80	1.57	0.24	53.64	0.06	49.17	53.64	87.00	87.00	22.00
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	17.27	1.11	1.00	154.15	0.22	17.24	18.37	93.15	93.21	11.20
STND	Standard Financial Corp.	PA	OTC BB	20.00	0.44	N/A	140.80	0.18	NA	18.02	84.23	95.76	14.20
THRD	TF Financial Corporation	PA	NASDAQ	41.76	17.38	1.75	266.40	0.46	23.85	20.98	134.06	143.17	15.68
UASB	United-American Savings Bank	PA	OTC BB	20.00	-1.00	1.77	281.38	0.00	11.32	10.99	87.20	87.20	7.11
WVFC	WVS Financial Corp.	PA	NASDAQ	10.85	-0.52	0.41	150.57	0.16	26.46	NA	73.66	73.66	7.21
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	6.00	0.25	0.53	101.14	0.00	11.35	NA	46.45	46.45	5.93
HFFC	HF Financial Corp.	SD	NASDAQ	13.44	0.88	0.94	180.67	0.45	14.36	15.27	93.25	110.13	7.44
CASH	Meta Financial Group, Inc.	SD	NASDAQ	36.57	13.72	2.60	313.26	0.65	14.07	14.29	132.69	132.69	11.67
AFCB	Athens Bancshares Corporation	TN	NASDAQ	21.07	4.14	1.39	166.23	0.20	15.16	16.08	92.80	92.80	12.68
FABK	First Advantage Bancorp	TN	OTC BB	13.70	0.80	0.88	108.85	0.26	15.57	NA	87.06	87.06	12.59
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	24.25	10.25	1.13	98.93	0.40	21.52	21.46	107.77	108.61	24.51
UNTN	United Tennessee Bankshares, Inc	TN	Pink Sheet	15.00	2.15	1.38	167.26	0.00	10.87	NA	93.95	93.95	8.97
BAFI	BancAffiliated, Inc	TX	Pink Sheet	51.00	6.00	14.35	1,567.79	1.50	3.55	NA	29.52	30.41	3.25
SPBC	SP Bancorp, Inc.	TX	NASDAQ	29.00	10.02	0.37	209.15	0.00	78.89	96.67	139.22	139.22	13.87
FRNK	Franklin Financial Corporation	VA	NASDAQ	19.99	3.69	1.11	94.23	0.00	18.01	24.08	96.26	96.26	21.21
ANCB	Anchor Bancorp	WA	NASDAQ	19.40	2.32	0.17	157.29	0.00	NM	NM	89.42	90.03	12.33
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	10.84	0.56	0.74	57.14	0.23	14.65	14.65	93.45	93.45	18.97
FSBW	FS Bancorp, Inc.	WA	NASDAQ	17.19	-0.60	1.10	134.57	0.17	15.65	NA	88.72	92.16	12.77
HMST	HomeStreet, Inc.	WA	NASDAQ	17.90	-3.08	0.85	217.90	0.22	21.06	24.52	92.22	167.90	8.21
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	3.74	1.37	0.83	36.70	0.00	4.51	4.51	84.17	113.74	10.19
SFBC	Sound Financial Bancorp, Inc.	WA	NASDAQ	18.04	3.73	1.67	186.39	0.20	10.80	10.80	94.19	100.43	9.68
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	10.50	2.12	0.68	103.27	0.16	15.44	15.67	90.97	100.20	10.17

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
BKMU	Bank Mutual Corporation	WI	NASDAQ	6.02	0.16	0.26	50.21	0.17	23.15	23.15	96.79	99.62	11.99
CZWI	Citizens Community Bancorp, Inc.	WI	NASDAQ	8.80	1.50	0.29	109.30	0.04	30.34	27.50	80.34	80.34	8.05
WSBF	Waterstone Financial, Inc.	WI	NASDAQ	11.25	1.25	0.32	52.37	0.10	35.16	35.16	84.53	85.03	21.48
WBB	Westbury Bancorp, Inc.	WI	NASDAQ	15.06	1.45	-0.28	106.17	0.00	(54.62)	(53.79)	88.99	90.75	14.18
CRZY	Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	11.05	0.22	0.06	187.27	0.00	NM	NM	63.39	64.15	5.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS

PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF August 15, 2014
ALL RATIOS/FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

			PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			19.31	4.30	1.07	182.85	0.28	16.47	18.40	94.37	101.70	11.60
HIGH			552.00	391.00	18.75	4339.01	1.56	85.38	96.67	428.35	442.53	31.08
LOW			0.11	(8.5)	(2.86)	16.53	0.00	(96.84)	(93.88)	0.90	0.90	0.05
AVERAGE FOR STATE												
IL			12.53	0.96	0.68	167.41	0.19	10.51	21.24	70.62	73.18	9.10
AVERAGE BY REGION												
MIDWEST			24.96	9.12	1.38	238.41	0.35	17.13	21.52	85.15	90.15	10.28
NORTH CENTRAL			16.94	2.99	1.35	176.01	0.30	15.17	14.13	86.62	90.00	11.25
NORTHEAST			15.77	1.36	0.69	144.37	0.32	15.80	18.65	104.77	117.38	12.20
SOUTHEAST			15.83	2.78	0.63	136.60	0.10	13.72	7.90	89.87	94.27	12.48
SOUTHWEST			22.80	3.13	2.24	288.34	0.28	25.68	39.33	93.48	93.76	12.81
WEST			18.09	2.50	1.03	139.63	0.21	16.42	17.55	106.24	116.46	12.25
AVERAGE BY EXCHANGE												
NYSE			17.64	1.57	1.15	164.46	0.43	16.06	15.00	105.44	160.88	11.09
NASDAQ			17.09	2.44	0.87	136.38	0.29	20.19	21.50	105.89	113.69	13.04
OTC-BB			31.81	13.30	1.46	286.42	0.24	11.01	7.65	84.66	87.28	11.06
PINK SHEETS			14.65	1.90	1.28	219.35	0.29	10.36	13.56	69.92	72.03	8.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 31

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SCBS	Southern Community Bancshares, Inc.	AL	74,293	8,000	8,000	0.30	0.29	2.47	2.39	Pink Sheet	639,077	4,569
SZBI	SouthFirst Bancshares, Inc	AL	96,945	9,510	9,510	0.43	0.31	4.59	3.32	Pink Sheet	701,526	2,315
BOFI	Bofl Holding, Inc.	CA	4,402,999	370,778	370,778	1.73	1.77	19.22	19.70	NASDAQ	14,451,900	1,061,781
BYFC	Broadway Financial Corporation	CA	334,684	26,747	26,747	0.47	0.47	7.23	7.23	NASDAQ	20,247,159	28,346
MLGF	Malaga Financial Corp	CA	925,027	121,810	121,810	1.28	1.28	9.97	9.97	Pink Sheet	5,921,902	121,399
PROV	Provident Financial Holdings, Inc.	CA	1,105,629	145,862	145,862	0.58	(1.19)	4.31	(8.86)	NASDAQ	9,665,877	140,542
SMPL	Simplicity Bancorp, Inc.	CA	879,196	136,885	132,935	0.62	0.55	3.77	3.35	NASDAQ	7,470,980	130,369
FBNK	First Connecticut Bancorp, Inc.	CT	2,267,709	231,269	231,269	0.10	0.09	2.44	2.36	NASDAQ	16,072,637	257,966
NVSL	Naugatuck Valley Financial Corporation	CT	512,064	58,650	58,650	(0.82)	(0.61)	(6.76)	(5.05)	NASDAQ	7,002,208	58,328
PBCT	People's United Financial, Inc.	CT	33,921,200	4,635,500	2,520,600	0.76	0.76	5.20	5.20	NASDAQ	307,700,000	4,667,809
SIFI	SI Financial Group, Inc.	CT	1,354,141	155,557	136,560	0.10	0.25	0.78	2.06	NASDAQ	12,804,452	147,379
WSFS	WSFS Financial Corporation	DE	4,613,090	431,955	393,660	1.26	1.22	13.69	13.25	NASDAQ	8,924,427	657,463
ACFC	Atlantic Coast Financial Corporation	FL	710,088	70,367	70,367	(1.01)	(1.01)	(15.23)	(15.24)	NASDAQ	15,509,061	62,967
BFCF	BFC Financial Corporation	FL	1,414,675	445,587	377,183	3.18	3.18	11.01	11.01	Pink Sheet	79,152,784	292,865
EVER	Everbank Financial Corp	FL	19,753,820	1,679,448	1,627,830	0.65	0.60	7.48	6.95	NYSE	122,918,919	2,478,045
SSNF	Sunshine Financial, Inc.	FL	149,640	23,379	23,379	0.01	0.01	0.04	0.04	Pink Sheet	1,153,510	21,340
CHFN	Charter Financial Corporation	GA	1,040,237	243,414	238,586	0.54	0.52	2.28	2.22	NASDAQ	19,959,971	221,556
HBOS	Heritage Financial Group, Inc.	GA	1,487,431	131,660	125,874	0.58	0.59	6.32	6.49	NASDAQ	7,851,296	155,691
TBNK	Territorial Bancorp Inc.	HI	1,647,818	214,612	214,612	0.91	0.82	6.70	6.04	NASDAQ	9,880,383	206,302
AJSB	AJS Bancorp, Inc.	IL	222,124	35,414	35,414	0.97	0.91	7.61	7.13	OTC BB	2,369,730	28,911
AFBA	Allied First Bancorp, Inc.	IL	119,614	6,281	6,281	(0.57)	(0.80)	(10.40)	(14.56)	OTC BB	511,300	128
BFIN	BankFinancial Corporation	IL	1,442,306	178,319	176,178	0.34	0.34	2.78	2.78	NASDAQ	21,101,966	235,498
FIRT	First BancTrust Corporation	IL	417,654	42,327	41,786	0.73	0.73	10.20	10.20	Pink Sheet	2,114,761	29,712
FCLF	First Clover Leaf Financial Corp.	IL	639,380	75,396	63,786	0.45	0.45	3.68	3.68	NASDAQ	7,007,283	69,302
GTPS	Great American Bancorp, Inc.	IL	173,236	16,750	16,265	0.35	0.35	3.67	3.67	OTC BB	474,682	11,867
HARI	Harvard Illinois Bancorp, Inc.	IL	170,753	19,238	19,238	0.56	0.53	5.09	4.78	OTC BB	839,585	14,273
IROQ	IF Bancorp, Inc.	IL	551,343	82,086	82,086	0.79	0.81	4.23	4.32	NASDAQ	4,427,657	73,012
JXSB	Jacksonville Bancorp, Inc.	IL	308,830	44,093	41,367	0.93	0.85	6.81	6.24	NASDAQ	1,824,651	38,573

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
MCPH	Midland Capital Holdings Corp	IL	124,459	11,198	11,198	(0.10)	(0.12)	(1.13)	(1.32)	Pink Sheet	372,600	5,216
PFED	Park Bancorp, Inc.	IL	169,334	6,658	6,658	(1.02)	(1.08)	(23.85)	(25.27)	Pink Sheet	1,193,174	776
RYFL	Royal Financial, Inc.	IL	126,141	23,657	23,657	N/A	N/A	28.55	28.29	OTC BB	2,507,112	19,806
SUGR	Sugar Creek Financial Corp	IL	92,652	11,224	11,224	0.42	0.43	3.79	3.89	OTC BB	897,911	8,351
AMFC	AMB Financial Corp.	IN	183,659	16,934	16,934	0.48	0.43	5.26	4.71	OTC BB	981,638	7,902
DSFN	DSA Financial Corp	IN	122,090	17,087	17,087	0.85	0.82	6.11	5.89	OTC BB	1,608,333	14,073
FFWC	FFW Corporation	IN	336,851	32,766	31,791	1.22	1.17	13.50	12.99	Pink Sheet	1,132,084	22,925
FDLB	Fidelity Federal Bancorp	IN	227,243	23,498	23,285	1.78	1.37	15.48	11.94	Pink Sheet	916,656	6,142
FBPI	First Bancorp of Indiana, Inc.	IN	375,810	40,618	34,389	0.38	0.38	5.12	5.12	OTC BB	1,749,165	24,838
FCAP	First Capital, Inc.	IN	459,537	55,247	49,861	1.21	1.21	10.25	10.18	NASDAQ	2,743,502	57,915
FSFG	First Savings Financial Group, Inc.	IN	701,811	85,663	75,916	0.80	0.76	6.42	6.12	NASDAQ	2,177,412	52,650
LPSB	Laporte Bancorp, Inc.	IN	535,162	82,531	73,862	0.78	0.74	4.64	4.38	NASDAQ	5,761,645	63,378
LOGN	Logansport Financial Corp.	IN	165,149	19,913	19,913	1.06	1.07	9.28	9.38	Pink Sheet	654,408	17,348
LSBI	LSB Financial Corp.	IN	368,688	41,610	41,610	0.55	0.55	4.94	4.94	NASDAQ	1,567,764	65,658
MFSF	MutualFirst Financial, Inc.	IN	1,410,522	119,787	118,381	0.69	0.61	7.76	6.84	NASDAQ	7,157,979	136,574
NWIN	NorthWest Indiana Bancorp	IN	776,327	72,710	71,099	1.06	1.00	11.03	10.41	OTC BB	2,844,167	75,370
PBNI	Peoples Bancorp	IN	462,941	60,391	60,391	0.68	0.68	5.30	5.30	Pink Sheet	2,311,858	56,872
RIVR	River Valley Bancorp	IN	485,776	37,593	37,013	0.92	0.81	12.71	11.19	NASDAQ	1,537,306	34,390
TDCB	Third Century Bancorp	IN	121,881	15,476	15,476	0.17	0.17	1.39	1.39	OTC BB	1,583,090	12,063
UCBA	United Community Bancorp	IN	530,465	72,930	69,861	0.44	0.41	3.10	2.91	NASDAQ	5,039,964	59,270
WEIN	West End Indiana Bancshares, Inc.	IN	256,296	30,356	30,356	0.42	0.39	3.61	3.38	OTC BB	1,378,422	26,190
CFFN	Capitol Federal Financial, Inc.	KS	9,031,039	1,498,907	1,498,907	0.80	0.80	4.58	4.58	NASDAQ	142,359,003	1,731,085
FFSL	First Independence Corporation	KS	138,245	13,495	13,495	(1.30)	(1.30)	(13.23)	(13.23)	Pink Sheet	835,163	9,613
PBSK	Poage Bankshares, Inc.	KY	429,526	66,257	63,761	0.10	0.04	0.54	0.20	NASDAQ	3,881,917	57,258
CTUY	Century Next Financial Corporation	LA	157,162	17,973	17,973	0.79	0.75	6.48	6.14	OTC BB	1,053,409	20,015
FPBF	FPB Financial Corp.	LA	216,622	21,764	21,764	0.91	0.91	9.53	9.53	Pink Sheet	1,200,912	18,314
HIBE	Hibernia Bancorp, Inc.	LA	101,962	22,048	22,048	0.07	0.07	0.35	0.35	OTC BB	975,194	16,968
HBCP	Home Bancorp, Inc.	LA	1,259,009	148,076	148,076	0.80	0.80	5.88	5.87	NASDAQ	7,097,270	156,282

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
HFBL	Home Federal Bancorp, Inc. of Louisian	LA	329,950	42,292	42,292	1.01	0.61	7.04	4.24	NASDAQ	2,243,047	43,807
LABC	Louisiana Bancorp, Inc.	LA	317,282	57,635	57,635	0.74	0.74	4.14	4.11	NASDAQ	2,825,168	56,057
MDNB	Minden Bancorp, Inc.	LA	280,580	41,558	41,558	1.33	1.33	9.56	9.56	OTC BB	2,352,490	N/A
SIBC	State Investors Bancorp, Inc.	LA	269,694	41,303	41,303	0.31	0.31	1.89	1.89	NASDAQ	2,320,619	38,986
BHLB	Berkshire Hills Bancorp, Inc.	MA	6,311,374	690,463	411,932	0.52	0.76	4.25	6.19	NYSE	25,115,138	583,174
BRKL	Brookline Bancorp, Inc.	MA	5,587,486	631,565	478,476	0.72	0.72	6.10	6.06	NASDAQ	70,599,638	661,519
BLMT	BSB Bancorp, Inc.	MA	1,221,825	133,392	133,392	0.29	0.29	2.24	2.24	NASDAQ	9,063,326	155,527
CBNK	Chicopee Bancorp, Inc.	MA	606,890	90,005	90,005	(0.03)	(0.03)	(0.17)	(0.17)	NASDAQ	5,413,556	92,030
GTWN	Georgetown Bancorp, Inc.	MA	264,576	29,700	29,700	0.42	0.42	3.48	3.48	NASDAQ	1,828,184	30,896
HBNK	Hampden Bancorp, Inc.	MA	701,497	87,159	87,159	0.66	0.66	5.27	5.27	NASDAQ	5,654,136	95,329
HIFS	Hingham Institution for Savings	MA	1,480,960	115,642	115,642	1.54	1.54	19.44	19.44	NASDAQ	2,128,750	169,023
MTGB	Meetinghouse Bancorp, Inc.	MA	101,369	10,417	10,417	(0.26)	(0.26)	(1.75)	(1.75)	OTC BB	661,250	7,935
PEOP	Peoples Federal Bancshares, Inc.	MA	606,201	103,727	103,727	0.35	0.35	1.95	1.94	NASDAQ	6,241,436	115,217
WEBK	Wellesley Bancorp, Inc.	MA	494,304	48,110	48,110	0.44	0.44	4.19	4.19	NASDAQ	2,454,465	46,586
WFD	Westfield Financial, Inc.	MA	1,286,318	146,965	146,965	0.50	0.45	4.25	3.85	NASDAQ	19,170,195	143,010
FRTR	Fraternity Community Bancorp, Inc.	MD	165,420	27,428	27,428	(0.13)	(0.13)	(0.78)	(0.78)	OTC BB	1,392,923	21,367
HBK	Hamilton Bancorp, Inc.	MD	300,764	59,768	56,941	(0.45)	(0.47)	(2.18)	(2.28)	NASDAQ	3,415,345	44,229
MDSN	Madison Bancorp, Inc.	MD	140,806	12,318	12,318	0.08	0.07	0.93	0.91	OTC BB	608,116	9,122
OBAF	OBA Financial Services, Inc.	MD	401,520	64,582	64,582	0.20	0.19	1.21	1.17	NASDAQ	4,038,006	90,330
PCGO	Prince George's Federal Savings Bank	MD	101,387	12,681	12,681	(0.02)	(0.02)	(0.19)	(0.19)	Pink Sheet	901,738	11,497
SVBI	Severn Bancorp, Inc.	MD	788,653	82,150	82,150	(3.14)	(3.14)	(26.91)	(26.91)	NASDAQ	10,067,379	46,713
FFNM	First Federal of Northern Michigan Banc	MI	219,790	24,159	24,159	0.14	0.14	1.28	1.28	NASDAQ	2,884,049	17,650
FBC	Flagstar Bancorp, Inc.	MI	9,933,114	1,385,674	1,385,674	1.08	1.07	9.39	9.34	NYSE	56,238,925	1,017,925
NWBM	Northwestern Bancorp	MI	854,784	70,774	68,724	0.43	0.13	5.38	1.58	OTC BB	197,000	108.744
STBI	Sturgis Bancorp, Inc.	MI	307,212	29,745	24,636	0.57	0.57	6.30	6.30	Pink Sheet	2,063,607	16,922
WBKC	Wolverine Bancorp, Inc.	MI	337,761	60,856	60,856	0.46	0.46	2.24	2.24	NASDAQ	2,280,844	51,775
HMNF	HMN Financial, Inc.	MN	609,882	79,376	79,376	4.70	3.83	38.06	31.01	NASDAQ	4,470,339	49,174
REDW	Redwood Financial, Inc	MN	226,939	27,727	23,521	1.08	1.07	8.54	8.46	Pink Sheet	446,980	12,515

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WEFP	Wells Financial Corp.	MN	240,341	26,435	24,525	0.37	0.37	3.50	3.50	Pink Sheet	759,010	19,734
CCFC	CCSB Financial Corp.	MO	89,517	10,391	10,391	0.41	0.41	3.78	3.76	Pink Sheet	780,303	5,852
FBSI	First Bancshares, Inc.	MO	192,476	14,541	14,541	N/A	N/A	N/A	N/A	Pink Sheet	1,550,815	13,197
LXMO	Lexington B & L Financial Corp.	MO	124,089	15,165	14,376	0.45	0.45	4.00	3.94	Pink Sheet	541,293	9,473
LBCP	Liberty Bancorp, Inc.	MO	483,308	65,179	61,664	0.82	0.94	6.10	7.04	OTC BB	4,822,817	72,342
NASB	NASB Financial, Inc.	MO	1,206,935	205,526	203,330	1.64	1.61	9.93	9.72	NASDAQ	7,867,614	186,069
PULB	Pulaski Financial Corp.	MO	1,374,164	116,550	112,611	0.55	0.48	6.02	5.26	NASDAQ	11,721,330	133,623
QRRY	Quarry City Savings and Loan Associati	MO	46,050	7,821	7,821	0.34	0.34	2.47	2.47	OTC BB	407,691	4,179
SJBA	St. Joseph Bancorp, Inc.	MO	32,229	6,135	6,135	N/A	N/A	(0.29)	N/A	OTC BB	376,918	7,161
EBMT	Eagle Bancorp Montana, Inc.	MT	539,108	51,705	40,170	0.41	0.41	4.27	4.27	NASDAQ	3,916,230	41,120
ASBB	ASB Bancorp, Inc.	NC	754,496	101,727	101,727	0.30	0.27	2.17	1.93	NASDAQ	4,831,311	101,313
HTBI	Hometrust Bancshares, Inc	NC	2,074,454	377,151	367,336	0.62	0.62	2.83	2.83	NASDAQ	19,560,115	308,463
KSBI	KS Bancorp, Inc.	NC	308,635	25,014	25,014	0.32	0.24	4.01	3.01	OTC BB	1,309,501	12,440
LTLB	Little Bank, Inc	NC	327,260	31,276	31,276	0.88	0.88	9.17	9.17	Pink Sheet	2,954,594	32,264
MCBK	Madison County Financial, Inc.	NE	291,084	61,190	60,123	0.99	0.99	4.54	4.54	NASDAQ	3,060,982	55,128
GUAA	Guaranty Bancorp, Inc.	NH	405,671	40,908	40,908	0.74	0.50	7.69	5.24	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,491,269	152,756	97,782	0.68	0.63	6.48	6.02	NASDAQ	8,241,228	125,431
CBNJ	Cape Bancorp, Inc.	NJ	1,091,723	140,680	117,784	0.61	0.55	4.51	4.00	NASDAQ	11,631,926	124,811
CSBK	Clifton Savings Bancorp, Inc	NJ	1,231,730	356,491	356,491	0.57	0.57	2.86	2.86	NASDAQ	30,530,470	386,821
COBK	Colonial Financial Services, Inc.	NJ	550,650	63,057	63,057	(0.13)	(0.18)	(1.22)	(1.75)	NASDAQ	3,860,140	48,810
DLNO	Delanco Bancorp, Inc.	NJ	125,769	13,801	13,801	(0.61)	(0.61)	(6.29)	(6.29)	Pink Sheet	945,425	7,828
HCBK	Hudson City Bancorp, Inc.	NJ	37,700,645	4,812,892	4,660,783	0.43	0.34	3.58	2.80	NASDAQ	528,752,920	5,197,641
NFBK	Northfield Bancorp, Inc	NJ	2,689,842	648,828	632,669	0.76	0.75	2.91	2.86	NASDAQ	53,039,074	695,342
OSHC	Ocean Shore Holding Co.	NJ	1,013,305	108,217	102,994	0.57	0.57	5.56	5.56	NASDAQ	6,759,423	99,026
OCFC	OceanFirst Financial Corp.	NJ	2,329,141	215,841	215,841	0.73	0.72	7.69	7.59	NASDAQ	17,144,693	283,916
ORIT	Oritani Financial Corp.	NJ	3,140,200	526,292	526,292	1.40	1.40	7.84	7.84	NASDAQ	45,737,316	703,897
PFS	Provident Financial Services, Inc.	NJ	8,449,357	1,121,391	715,706	0.89	0.90	6.59	6.63	NYSE	64,888,489	1,123,869
AF	Astoria Financial Corporation	NY	15,742,065	1,577,393	1,392,242	0.57	0.51	6.15	5.55	NYSE	99,554,814	1,339,012

KEY FINANCIAL DATA AND RATIOS

PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS

(EXCLUDING MUTUAL HOLDING COMPANIES)

MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CARV	Carver Bancorp, Inc.	NY	644,101	52,918	52,918	(0.02)	(0.03)	(0.67)	(1.01)	NASDAQ	3,695,892	37,883
CMSB	CMS Bancorp, Inc.	NY	273,045	23,821	23,821	0.25	0.22	2.93	2.53	NASDAQ	1,862,803	20,491
DCOM	Dime Community Bancshares, Inc.	NY	4,301,694	448,524	392,886	1.01	1.01	9.79	9.75	NASDAQ	36,858,556	581,997
ESBK	Elmira Savings Bank, FSB	NY	517,053	55,202	42,716	0.42	0.27	3.95	2.49	NASDAQ	2,694,340	66,011
NYCB	New York Community Bancorp, Inc.	NY	48,604,772	5,761,018	3,313,052	1.03	1.02	8.27	8.17	NYSE	442,655,048	7,073,628
ONFC	Oneida Financial Corp.	NY	777,838	94,733	68,301	0.82	0.80	6.48	6.28	NASDAQ	7,022,730	87,293
PFDB	Patriot Federal Bank	NY	120,949	11,423	11,242	0.04	0.04	0.39	0.39	Pink Sheet	957,544	6,703
SNNY	Sunnyside Bancorp, Inc.	NY	95,925	12,310	12,310	(0.22)	(0.28)	(1.98)	(2.55)	OTC BB	793,500	7,459
TRST	Trustco Bank Corp NY	NY	4,589,129	385,017	385,017	0.98	0.95	12.03	11.69	NASDAQ	94,665,409	632,365
ASBN	ASB Financial Corp.	OH	252,696	25,353	22,736	0.57	0.49	5.92	5.10	Pink Sheet	1,979,034	25,233
CFBK	Central Federal Corporation	OH	294,457	29,173	29,173	0.13	0.13	1.43	1.43	NASDAQ	15,823,710	23,419
CHEV	Cheviot Financial Corp.	OH	581,043	94,341	83,573	0.29	0.29	1.83	1.83	NASDAQ	6,707,803	83,579
CIBN	Community Investors Bancorp, Inc.	OH	130,367	10,813	10,813	N/A	N/A	N/A	N/A	Pink Sheet	795,192	7,753
FFDF	FFD Financial Corporation	OH	254,051	22,756	22,756	1.04	1.02	11.62	11.39	OTC BB	1,021,606	22,680
FDEF	First Defiance Financial Corp.	OH	2,151,490	276,449	211,990	1.03	1.03	7.97	7.94	NASDAQ	9,514,591	273,069
FNFI	First Niles Financial, Inc.	OH	97,678	11,631	11,631	0.13	0.08	1.15	0.72	OTC BB	1,316,478	11,848
HCFL	Home City Financial Corporation	OH	149,929	14,996	14,996	0.82	0.74	8.29	7.46	Pink Sheet	805,004	12,687
HLFN	Home Loan Financial Corporation	OH	169,928	19,211	19,211	1.74	1.70	14.59	14.20	OTC BB	1,396,506	24,285
PPSF	Peoples-Sidney Financial Corporation	OH	118,263	14,846	14,846	(0.06)	0.11	(0.48)	0.88	Pink Sheet	1,245,410	9,776
PFOH	Perpetual Federal Savings Bank	OH	345,573	60,413	60,413	0.74	0.74	4.30	4.30	Pink Sheet	2,470,032	45,696
UCFC	United Community Financial Corp.	OH	1,789,939	235,049	234,932	2.71	2.71	24.94	24.93	NASDAQ	50,452,083	208,367
VERF	Versailles Financial Corporation	OH	52,498	9,982	9,982	0.35	0.36	1.74	1.83	OTC BB	392,044	6,469
WAYN	Wayne Savings Bancshares, Inc.	OH	415,388	39,992	38,273	0.58	0.58	6.00	6.00	NASDAQ	2,830,939	36,774
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	425,276	65,569	65,569	0.41	0.41	2.40	2.40	NASDAQ	4,061,891	65,981
ESBF	ESB Financial Corporation	PA	1,940,450	203,334	161,672	0.88	0.88	8.76	8.78	NASDAQ	17,762,585	229,848
ESSA	ESSA Bancorp, Inc.	PA	1,559,178	171,297	158,439	0.58	0.58	4.78	4.80	NASDAQ	11,823,878	131,600
EKFC	Eureka Financial Corp.	PA	151,871	22,933	22,933	1.04	1.04	6.65	6.65	OTC BB	1,246,843	22,443
FFCO	FedFirst Financial Corporation	PA	330,955	50,821	49,741	0.35	0.35	2.11	2.11	NASDAQ	2,315,810	50,716

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FXCB	Fox Chase Bancorp, Inc.	PA	1,105,072	178,205	178,205	0.63	0.63	3.93	3.93	NASDAQ	9,574,319	161,423
HARL	Harleysville Savings Financial Corporati	PA	795,548	63,145	63,145	0.61	0.56	7.85	7.22	Pink Sheet	3,793,472	65,248
MLVF	Malvern Bancorp, Inc.	PA	578,088	76,667	76,667	(3.01)	(3.01)	(22.75)	(22.80)	NASDAQ	6,558,473	69,061
NWBI	Northwest Bancshares, Inc.	PA	7,902,316	1,072,472	892,790	0.82	0.75	5.82	5.30	NASDAQ	94,949,695	1,288,467
PBCP	Polonia Bancorp, Inc.	PA	299,266	39,362	39,362	(0.08)	(0.08)	(0.53)	(0.53)	NASDAQ	3,397,776	35,065
PBIP	Prudential Bancorp, Inc.	PA	511,945	129,456	129,456	0.43	0.40	2.21	2.04	NASDAQ	9,544,809	109,861
QNTO	Quaint Oak Bancorp, Inc.	PA	140,644	16,916	16,916	0.72	0.68	5.43	5.09	Pink Sheet	912,362	15,656
STND	Standard Financial Corp.	PA	438,071	73,880	73,880	0.69	0.69	4.01	4.01	OTC BB	3,111,297	60,639
THRD	TF Financial Corporation	PA	839,566	98,175	93,398	0.69	0.79	6.05	6.89	NASDAQ	3,151,562	134,824
UASB	United-American Savings Bank	PA	87,100	7,100	7,100	0.34	0.34	4.25	4.31	OTC BB	309,547	6,191
WVFC	WVS Financial Corp.	PA	309,864	30,313	30,313	0.33	0.33	3.35	3.39	NASDAQ	2,057,930	22,390
FCPB	First Capital Bancshares, Inc	SC	57,015	7,282	7,282	0.58	0.79	4.74	6.48	Pink Sheet	563,720	1,691
HFFC	HF Financial Corp.	SD	1,274,729	101,652	85,604	0.53	0.39	6.72	4.94	NASDAQ	7,055,440	98,000
CASH	Meta Financial Group, Inc.	SD	1,923,333	169,218	166,733	0.86	0.86	10.56	10.50	NASDAQ	6,139,672	245,587
AFCB	Athens Bancshares Corporation	TN	299,091	40,854	40,854	0.82	0.82	5.69	5.69	NASDAQ	1,799,299	39,836
FABK	First Advantage Bancorp	TN	416,296	60,189	60,189	0.86	0.73	5.92	5.03	OTC BB	3,824,646	51,824
SFBK	SFB Bancorp, Inc	TN	56,439	12,838	12,838	1.14	1.09	5.11	4.89	Pink Sheet	570,522	15,547
UNTN	United Tennessee Bankshares, Inc	TN	191,174	18,250	18,250	0.83	0.86	8.86	9.17	Pink Sheet	1,142,999	17,145
BAFI	BancAffiliated, Inc	TX	436,551	48,110	48,110	1.16	(0.86)	10.34	(7.63)	Pink Sheet	278,450	14,201
SPBC	SP Bancorp, Inc.	TX	335,126	33,376	33,376	0.19	0.16	1.76	1.43	NASDAQ	1,602,313	46,259
FRNK	Franklin Financial Corporation	VA	1,110,176	244,659	244,659	1.15	0.88	5.09	3.91	NASDAQ	11,781,475	255,658
ANCB	Anchor Bancorp	WA	389,128	53,675	53,675	0.10	0.10	0.80	0.80	NASDAQ	2,473,980	47,221
FFNW	First Financial Northwest, Inc.	WA	898,831	182,484	182,484	1.28	1.29	6.21	6.23	NASDAQ	15,730,979	170,996
FSBW	FS Bancorp, Inc.	WA	436,021	62,784	62,784	0.61	0.00	4.96	0.00	NASDAQ	3,240,125	56,378
HMST	HomeStreet, Inc.	WA	3,235,676	288,249	276,304	0.44	0.39	4.54	4.01	NASDAQ	14,849,692	272,789
RVSB	Riverview Bancorp, Inc.	WA	824,642	99,856	74,264	2.34	2.34	21.74	21.74	NASDAQ	22,471,890	87,191
SFBC	Sound Financial Bancorp, Inc.	WA	468,940	48,187	48,187	0.97	0.97	9.10	9.10	NASDAQ	2,515,920	44,006
TSBK	Timberland Bancorp, Inc.	WA	727,631	81,330	75,648	0.69	0.65	5.96	5.59	NASDAQ	7,045,936	74,264

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
BKMU	Bank Mutual Corporation	WI	2,337,858	289,574	289,574	0.51	0.51	4.33	4.33	NASDAQ	46,559,284	270.044
CZWI	Citizens Community Bancorp, Inc.	WI	564,772	56,599	56,424	0.27	0.29	2.69	2.97	NASDAQ	5,167,198	43,911
WSBF	Waterstone Financial, Inc.	WI	1,802,392	458,009	458,009	0.64	0.64	3.60	3.60	NASDAQ	34,413,705	392,660
WBB	Westbury Bancorp, Inc.	WI	556,477	88,695	88,695	(0.26)	(0.27)	(1.68)	(1.72)	NASDAQ	5,241,171	79,194
CRZY	Crazy Woman Creek Bancorp, Inc	WY	119,988	13,269	13,137	0.15	0.02	1.39	0.14	Pink Sheet	640,705	6,996

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL INSTITUTIONS											
AVERAGE		1,855,500	230,506	192,287	0.75	0.72	6.05	5.86		18,228,042	249,927
MEDIAN		459,537	60,189	60,123	0.57	0.55	4.58	4.31		964,666	12,687
HIGH		48,604,772	5,761,018	4,660,783	4.70	3.83	38.06	31.01		528,752,920	7,073,628
LOW		32,229	6,135	6,135	(3.14)	(3.14)	(26.91)	(26.91)		197,000	128
AVERAGE FOR STATE											
IL		350,602	42,511	41,164	0.61	0.60	5.15	5.04		3,510,955	41,187
AVERAGE BY REGION											
MIDWEST		675,387	88,808	86,121	0.88	0.87	7.45	7.34		6,388,378	76,593
NORTH CENTRAL		1,080,273	151,207	148,947	0.93	0.89	6.42	6.13		12,074,711	165,796
NORTHEAST		3,962,623	492,288	375,487	0.70	0.68	5.66	5.47		40,183,871	535,115
SOUTHEAST		1,433,205	164,913	157,834	0.68	0.64	5.79	5.46		12,671,315	192,827
SOUTHWEST		370,394	370,394	47,414	0.75	0.75	5.50	5.47		2,194,887	45,654
WEST		1,129,021	126,549	122,626	1.01	0.99	8.56	8.41		9,368,244	165,980
AVERAGE BY EXCHANGE											
NYSE		18,132,417	2,035,898	1,474,406	0.86	0.85	7.64	7.56		135,228,556	2,269,276
NASDAQ		1,990,365	259,481	227,399	0.67	0.64	5.23	4.97		22,146,884	282,052
OTC		224,260	26,638	26,204	0.72	0.70	6.19	6.04		1,416,091	23,803
PINK SHEETS		269,591	37,314	35,015	1.00	0.98	7.50	7.40		3,415,417	26,831

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 32

RECENT SECOND STAGE CONVERSIONS
JANUARY 1, 2014, THROUGH AUGUST 15, 2014
PRICE CHANGES FROM IPO DATE

Company Name	Ticker	Conversion Date	Exchange	Percentage Price Change From Initial Trading Date: One Day		One Week		One Month		Through 8/15/14	
Waterstone Financial	WSBF	1/23/2014	NASDAQ	6.60	%	5.80	%	5.90	%	12.50	%
Sugar Creek Financial Corp.	SUGR	4/24/2014	OTCBB	(4.00)		(4.50)		(6.00)		(7.90)	
Clifton Bancorp	CSBK	4/2/2014	NASDAQ	14.40		14.00		13.80		24.80	
New Investors Bancorp	ISBC	5/8/2014	NASDAQ	4.20		3.60		10.00		3.70	
Meridian Bancorp	EBSB	7/29/2014	NASDAQ	6.00		7.10		--		6.20	
		AVERAGE		**5.44**	**%**	**5.20**	**%**	**5.93**	**%**	**7.86**	**%**
		MEDIAN		**6.00**	**%**	**5.80**	**%**	**7.95**	**%**	**6.20**	**%**

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF BEN FRANKLIN BANK

NONE
(that were potential comparable group candidates)

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF AUGUST 15, 2014
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CULL	Cullman Bancorp, Inc. (MHC)	AL	OTC BB	17.00	2.00	N/A	89.38	0.16	NA	22.67	104.55	104.55	19.02
PSBH	PSB Holdings, Inc. (MHC)	CT	NASDAQ	7.39	1.11	0.16	70.23	0.00	45.48	NA	101.99	119.68	10.52
WCFB	Webster City Federal Bancorp (MHC)	IA	Pink Sheet	6.85	0.20	0.19	37.17	0.05	36.07	NA	155.89	155.89	18.43
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	OTC BB	2.55	0.66	(0.51)	47.19	0.00	(4.96)	NA	59.61	59.61	5.40
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	OTC BB	1.98	(1.06)	0.05	23.70	0.00	40.00	NA	51.46	51.46	8.35
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	OTC BB	9.32	(0.50)	0.42	78.33	0.00	22.05	22.19	88.81	89.44	11.90
MSVB	Mid-Southern Savings Bank, FSB (MHC)	IN	OTC BB	10.45	(5.70)	(0.12)	136.51	0.13	(86.72)	(87.08)	75.13	75.13	7.66
KFFB	Kentucky First Federal Bancorp (MHC)	KY	NASDAQ	8.35	0.69	0.27	36.07	0.40	30.45	NA	115.19	150.61	23.15
BVFL	BV Financial, Inc. (MHC)	MD	OTC BB	6.83	0.15	0.23	59.49	0.00	29.73	29.70	100.98	101.58	11.48
ABBB	Auburn Bancorp, Inc. (MHC)	ME	OTC BB	7.50	1.25	(0.02)	143.21	0.00	NM	NA	64.78	66.25	5.24
LSFG	LifeStore Financial Group (MHC)	NC	Pink Sheet	10.76	1.76	0.45	241.28	0.00	23.71	NA	43.63	45.24	4.46
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	Pink Sheet	12.75	0.25	N/A	99.47	0.22	NA	18.21	66.58	66.58	12.82
EQFC	Equitable Financial Corp (MHC)	NE	Pink Sheet	5.50	0.90	0.32	57.21	0.00	17.10	NA	94.60	97.16	9.61
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	15.96	4.65	0.16	53.06	0.00	NM	NM	213.43	273.46	30.08
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	6.48	0.49	N/A	123.67	0.00	NA	12.23	69.14	69.14	5.24
MSBF	MSB Financial Corp. (MHC)	NJ	NASDAQ	8.13	0.74	0.19	68.91	0.00	42.79	NA	111.71	111.71	11.80
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	NASDAQ	7.71	2.03	0.09	91.66	0.00	87.41	96.38	97.75	98.16	8.41
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	3.30	(0.98)	(1.01)	36.64	0.00	(3.27)	(3.84)	56.20	56.20	9.01
ALMG	Alamogordo Financial Corporation (MHC)	NM	OTC BB	16.00	(0.55)	(0.79)	127.68	0.00	(20.26)	NA	96.14	96.14	12.53
FSBC	FSB Community Bankshares, Inc. (MHC)	NY	OTC BB	8.00	(1.49)	N/A	135.76	0.00	NA	28.57	69.20	69.20	5.89
GOVB	Gouverneur Bancorp, Inc (MHC)	NY	Pink Sheet	10.70	0.35	N/A	65.39	0.51	NA	13.90	87.79	87.79	16.36
GCBC	Greene County Bancorp, Inc. (MHC)	NY	NASDAQ	26.60	5.05	1.52	156.58	0.71	17.50	NA	187.14	187.14	16.99
HTWC	Hometown Bancorp, Inc (MHC)	NY	Pink Sheet	1.25	(3.45)	N/A	58.43	0.00	NA	(0.31)	33.23	36.14	2.14
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	NASDAQ	12.44	0.75	0.65	82.95	0.28	19.14	19.75	106.58	106.58	15.00
NECB	Northeast Community Bancorp, Inc.	NY	NASDAQ	7.12	0.75	0.11	41.24	0.12	67.30	64.73	79.47	80.30	17.26
PBHC	Pathfinder Bancorp, Inc. (MHC)	NY	NASDAQ	14.32	1.36	0.84	207.58	0.06	16.97	19.09	118.69	138.61	6.90
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	Pink Sheet	8.30	(0.05)	0.84	120.60	0.00	9.83	NA	69.22	70.17	6.88
GVFF	Greenville Federal Financial Corp (MHC)	OH	OTC BB	8.05	2.83	N/A	73.86	0.28	NA	15.78	84.38	85.03	10.90
TFSL	TFS Financial Corporation (MHC)	OH	NASDAQ	13.50	3.06	0.21	38.53	0.07	64.29	64.29	220.14	221.60	35.04

EXHIBIT 34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF AUGUST 15, 2014
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	NASDAQ	13.85	5.16	0.18	58.57	0.00	76.94	76.94	170.83	217.06	23.65
WMPN	William Penn Bancorp, Inc. (MHC)	PA	OTC BB	18.00	1.90	0.80	86.26	0.30	22.55	NA	113.02	113.02	20.87
FSGB	First Federal of South Carolina, Federal Saving:	SC	Pink Sheet	1.70	0.00	(0.62)	73.02	0.00	(2.76)	(2.74)	34.70	36.29	2.33
OFED	Oconee Federal Financial Corp. (MHC)	SC	NASDAQ	17.89	3.25	0.74	68.81	0.40	24.30	NA	132.85	132.85	26.00
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink Sheet	3.25	(0.85)	(1.69)	587.30	0.00	(1.92)	(2.37)	(29.95)	(20.31)	0.55
ALL INSTITUTIONS													
	AVERAGE			9.70	0.79	0.14	102.23	0.11	22.95	21.48	95.44	101.45	12.70
	HIGH			26.60	5.16	1.52	587.30	0.71	87.41	96.38	220.14	273.46	35.04
	LOW			1.25	(5.7)	(1.69)	23.70	0.00	(86.72)	(87.08)	(29.95)	(20.31)	0.55
AVERAGE FOR STATE													
	IL			4.62	(0.30)	(0.01)	49.74	0.00	19.03	22.19	66.63	66.84	8.55
AVERAGE BY REGION													
	MIDWEST			7.01	(0.22)	(0.27)	140.78	0.07	5.46	2.56	78.51	80.28	11.40
	NORTH CENTRAL			6.18	0.55	0.26	47.19	0.03	26.58	#DIV/0!	125.25	126.53	14.02
	NORTHEAST			10.41	1.15	0.35	94.16	0.12	36.60	32.74	102.95	111.80	12.48
	SOUTHEAST			10.75	1.16	0.22	95.36	0.17	21.09	16.96	85.50	91.10	14.18
	SOUTHWEST			16.00	(0.55)	(0.79)	127.68	0.00	(20.26)	#DIV/0!	96.14	96.14	12.53
AVERAGE BY EXCHANGE													
	NASDAQ			12.77	2.38	0.43	81.18	0.17	44.78	56.86	137.98	153.15	18.73
	OTC-BB			8.88	(0.08)	(0.11)	89.36	0.07	(0.11)	5.03	79.49	79.75	10.27
	PINK SHEETS			6.78	(0.10)	(0.08)	148.88	0.09	13.67	5.34	61.74	63.88	8.18

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
MOST RECENT FOUR QUARTERS

		State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
			Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CULL	Cullman Bancorp, Inc. (MHC)	AL	229,201	41,697	41,697	0.86	0.86	4.64	4.64	OTC BB	2,564,458	43,596
PSBH	PSB Holdings, Inc. (MHC)	CT	459,387	47,399	40,441	0.24	0.25	2.34	2.49	NASDAQ	6,541,561	43,959
WCFB	Webster City Federal Bancorp (MHC)	IA	112,969	13,353	13,353	0.52	0.52	4.44	4.43	Pink Sheet	3,038,903	21,576
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	92,028	8,341	8,341	(1.27)	(1.13)	(13.81)	(12.25)	OTC BB	1,949,956	5,167
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	79,033	12,830	12,830	0.30	0.32	1.84	1.93	OTC BB	3,334,273	6,168
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	165,896	22,226	22,226	0.52	0.52	4.17	4.17	OTC BB	2,117,979	18,003
MSVB	Mid-Southern Savings Bank, FSB (MHC)	IN	200,530	20,433	20,433	0.03	0.06	0.29	0.59	OTC BB	1,469,000	15,498
KFFB	Kentucky First Federal Bancorp (MHC)	KY	309,085	62,113	47,606	0.64	0.64	3.34	3.37	NASDAQ	8,568,178	74,972
BVFL	BV Financial, Inc. (MHC)	MD	178,411	20,285	20,285	0.39	0.39	3.53	3.53	OTC BB	2,999,124	19,944
ABBB	Auburn Bancorp, Inc. (MHC)	ME	72,075	5,827	5,827	(0.39)	(0.22)	(4.62)	(2.59)	OTC BB	503,284	3,649
LSFG	LifeStore Financial Group (MHC)	NC	253,533	25,917	25,917	0.21	0.16	2.16	1.60	Pink Sheet	1,050,800	11,307
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	114,558	22,054	22,054	0.71	0.71	3.72	3.65	Pink Sheet	1,151,697	14,108
EQFC	Equitable Financial Corp (MHC)	NE	181,560	18,450	18,450	0.64	0.56	6.04	5.35	Pink Sheet	3,173,523	15,550
KRNY	Kearny Financial Corp. (MHC)	NJ	3,510,009	494,676	386,085	0.32	0.29	2.20	1.99	NASDAQ	66,150,682	1,001,521
LPBC	Lincoln Park Bancorp (MHC)	NJ	223,000	16,900	16,900	0.46	0.45	5.92	5.84	OTC BB	1,803,245	11,721
MSBF	MSB Financial Corp. (MHC)	NJ	345,289	36,464	36,464	0.32	0.27	3.01	2.61	NASDAQ	5,010,437	40,484
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	533,041	45,869	45,869	0.10	0.09	1.13	1.08	NASDAQ	5,815,444	46,698
WAWL	Wawel Savings Bank (MHC)	NJ	78,580	12,594	12,594	(0.85)	(0.85)	(5.25)	(5.25)	OTC BB	2,144,701	8,579
ALMG	Alamogordo Financial Corporation (MHC)	NM	168,344	21,942	21,942	(0.60)	(1.56)	(4.63)	(11.92)	OTC BB	1,318,470	20,700
FSBC	FSB Community Bankshares, Inc. (MHC)	NY	242,326	20,637	20,637	0.21	0.21	2.38	2.38	OTC BB	1,785,000	14,280
GOVB	Gouverneur Bancorp, Inc (MHC)	NY	145,460	27,110	27,110	1.18	1.18	6.61	6.61	Pink Sheet	2,224,330	22,355
GCBC	Greene County Bancorp, Inc. (MHC)	NY	674,161	61,200	61,200	0.78	0.79	9.14	9.20	NASDAQ	4,305,670	114,324
HTWC	Hometown Bancorp, Inc (MHC)	NY	135,953	8,754	8,198	N/A	N/A	(70.14)	(70.14)	Pink Sheet	2,326,939	3,607
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	490,612	69,034	69,034	0.76	0.74	5.56	5.37	NASDAQ	5,914,353	73,634
NECB	Northeast Community Bancorp, Inc.	NY	475,404	103,276	102,213	0.27	0.27	0.89	0.89	NASDAQ	11,527,404	81,499
PBHC	Pathfinder Bancorp, Inc. (MHC)	NY	544,529	44,648	40,100	0.44	0.39	5.33	4.64	NASDAQ	2,623,182	38,062
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	273,782	27,221	26,893	0.71	0.69	7.57	7.32	Pink Sheet	2,270,100	18,728
GVFF	Greenville Federal Financial Corp (MHC)	OH	153,956	19,885	19,885	0.69	0.69	5.47	5.47	OTC BB	2,084,324	19,488
TFSL	TFS Financial Corporation (MHC)	OH	11,716,018	1,864,864	1,864,864	0.54	0.54	3.29	3.29	NASDAQ	304,096,983	4,336,423

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
MOST RECENT FOUR QUARTERS

		State	ASSETS AND EQUITY Total Assets ($000)	 Total Equity ($000)	 Total Tang. Equity ($000)	PROFITABILITY ROAA (%)	 Core ROAA (%)	 ROAE (%)	 Core ROAE (%)	CAPITAL ISSUES Exchange	 Number of Shares Outstg.	 Mkt. Value of Shares ($M)
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	4,425,734	612,659	483,613	0.29	0.29	2.18	2.14	NASDAQ	75,566,636	1,024,684
WMPN	William Penn Bancorp, Inc. (MHC)	PA	314,057	57,990	57,990	0.92	0.80	5.10	4.43	OTC BB	3,641,018	66,449
FSGB	First Federal of South Carolina, Federal Saving	SC	73,951	4,961	4,925	0.30	0.20	5.05	3.35	Pink Sheet	1,012,755	608
OFED	Oconee Federal Financial Corp. (MHC)	SC	360,336	70,518	70,518	1.08	1.04	5.51	5.31	NASDAQ	5,236,696	94,575
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,096,748	29,833	29,833	(0.23)	(0.23)	(8.31)	(8.31)	Pink Sheet	1,867,431	6,069
ALL MHCs												
	AVERAGE		836,163	116,822	109,010	0.38	0.38	2.68	2.64		16,093,780	215,823
	MEDIAN		211,765	22,140	22,140	0.32	0.29	2.70	2.55		0	0
	HIGH		11,716,018	1,864,864	1,864,864	1.18	1.18	9.14	9.20		304,096,983	4,336,423
	LOW		72,075	4,961	4,925	(1.27)	(1.56)	(70.14)	(70.14)		503,284	608
AVERAGE FOR STATE												
	IL		112,319	14,466	14,466	0.02	0.02	0.13	0.13		2,467,403	9,779
AVERAGE BY REGION												
	MIDWEST		1,929,173	282,630	282,630	0.45	0.45	3.02	3.02		45,274,278	629,545
	NORTH CENTRAL		147,265	15,902	15,902	0.59	0.58	5.33	5.31		3,106,213	18,563
	NORTHEAST		761,376	99,545	84,775	0.29	0.28	0.29	0.28		11,773,764	153,778
	SOUTHEAST		217,011	35,364	33,286	0.61	0.60	3.85	3.76		3,226,244	37,016
	SOUTHWEST		168,344	168,344	21,942	(0.61)	(0.59)	(4.70)	(4.55)		1,318,470	20,700
AVERAGE BY EXCHANGE												
	NASDAQ		1,986,967	292,727	270,667	0.46	0.45	3.05	3.00		41,779,769	580,903
	OTC		169,034	21,661	21,661	0.21	0.23	1.68	1.80		2,131,910	19,480
	PINK SHEETS		265,390	19,739	19,637	(0.23)	(0.23)	(3.14)	(3.14)		2,012,942	12,656

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 36

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:
- Regions: Midwest, Northcentral, Northeast
- Asset size: < $750 million
- No Pink Sheet or OTC BB

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	BEN FRANKLIN FINANCIAL, INC.	**IL**	**92,094**	**26.41**	**0.92**	**45.26**	**69.54**	**70.46**	**0.00**	**9.88**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 35.00	< 35.00	< 50.00	40.00 - 90.00	60.00 - 90.00	< 20.00	8.00 - 20.00
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	219,790	17.24	14.69	31.33	61.63	76.32	11.45	10.99
GTWN	Georgetown Bancorp, Inc.	MA	264,576	3.67	7.17	44.81	85.60	92.77	19.22	11.23
CMSB	CMS Bancorp, Inc.	NY	273,045	11.58	4.58	36.92	81.76	86.34	6.24	8.72
MCBK	Madison County Financial, Inc.	NE	291,084	17.44	0.00	12.96	76.99	76.99	4.16	21.02
CFBK	Central Federal Corporation	OH	294,457	9.69	0.82	21.69	85.22	86.04	6.17	9.91
PBCP	Polonia Bancorp, Inc.	PA	299,266	6.80	17.61	67.32	70.83	88.43	19.71	13.15
JXSB	Jacksonville Bancorp, Inc.	IL	308,830	21.35	15.66	18.00	56.47	72.12	1.72	14.28
KFFB	Kentucky First Federal Bancorp (MHC)	KY	309,085	8.61	1.27	65.21	79.80	81.07	6.14	20.10
WVFC	WVS Financial Corp.	PA	309,864	16.91	69.49	5.96	9.59	79.09	43.67	9.78
FFCO	FedFirst Financial Corporation	PA	330,955	5.79	3.79	50.36	85.83	89.62	13.84	15.36
WBKC	Wolverine Bancorp, Inc.	MI	337,761	12.30	0.00	24.99	85.51	85.51	15.40	18.02
MSBF	MSB Financial Corp. (MHC)	NJ	345,289	19.16	7.56	52.57	66.73	74.29	11.29	10.56
OFED	Oconee Federal Financial Corp. (MHC)	SC	360,336	14.93	17.10	59.34	63.81	80.91	0.53	19.57
LSBI	LSB Financial Corp.	IN	368,688	20.53	4.91	31.28	68.96	73.87	2.71	11.29
WAYN	Wayne Savings Bancshares, Inc.	OH	415,388	10.49	21.76	40.14	62.61	84.37	5.43	9.63
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	425,276	22.03	0.90	28.89	71.07	71.97	0.42	15.42
PSBH	PSB Holdings, Inc. (MHC)	CT	459,387	7.10	35.67	40.30	50.12	85.78	12.00	10.32
FCAP	First Capital, Inc.	IN	459,537	18.66	9.94	28.64	65.68	75.62	3.40	12.02
NECB	Northeast Community Bancorp, Inc.	NY	475,404	8.71	1.60	NA	80.36	81.96	4.40	21.72
RIVR	River Valley Bancorp	IN	485,776	18.72	9.74	27.81	65.43	75.17	8.79	7.74
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	490,612	24.26	13.85	42.73	56.37	70.22	3.86	14.07

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS
Most Recent Quarter

General Parameters:

- Regions: Midwest, Northcentral, Northeast
- Asset size: < $750 million
- No Pink Sheet or OTC BB

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	BEN FRANKLIN FINANCIAL, INC.	**IL**	**92,094**	**26.41**	**0.92**	**45.26**	**69.54**	**70.46**	**0.00**	**9.88**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 35.00	< 35.00	< 50.00	40.00 - 90.00	60.00 - 90.00	< 20.00	8.00 - 20.00
WEBK	Wellesley Bancorp, Inc.	MA	494,304	9.08	3.23	47.04	84.63	87.86	11.63	9.73
PBIP	Prudential Bancorp, Inc.	PA	511,945	22.98	10.43	55.69	62.83	73.26	0.07	25.29
NVSL	Naugatuck Valley Financial Corporation	CT	512,064	12.27	10.34	43.67	71.74	82.08	11.35	11.45
ESBK	Elmira Savings Bank, FSB	NY	517,053	9.53	6.98	51.54	76.04	83.02	5.61	10.68
UCBA	United Community Bancorp	IN	530,465	(29.04)	33.75	30.40	46.07	79.82	2.83	13.75
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	533,041	2.62	10.85	33.95	77.02	87.88	8.73	8.61
LPSB	Laporte Bancorp, Inc.	IN	535,162	17.46	17.28	11.08	58.14	75.42	16.84	15.42
PBHC	Pathfinder Bancorp, Inc. (MHC)	NY	544,529	16.40	12.07	NA	64.94	77.01	8.62	8.20
COBK	Colonial Financial Services, Inc.	NJ	550,650	23.86	20.94	32.41	48.61	69.55	1.77	11.45
IROQ	IF Bancorp, Inc.	IL	551,343	23.68	12.10	28.53	59.84	71.94	10.29	14.89
WBB	Westbury Bancorp, Inc.	WI	556,477	13.68	9.99	26.81	68.54	78.53	1.89	15.94
CZWI	Citizens Community Bancorp, Inc.	WI	564,772	8.90	6.70	43.73	81.14	87.83	11.49	10.02
MLVF	Malvern Bancorp, Inc.	PA	578,088	12.27	13.84	53.30	67.91	81.75	8.30	13.26
CHEV	Cheviot Financial Corp.	OH	581,043	33.01	1.99	40.22	56.48	58.47	2.79	16.24
PEOP	Peoples Federal Bancshares, Inc.	MA	606,201	6.31	7.07	54.83	81.39	88.46	9.73	17.11
CBNK	Chicopee Bancorp, Inc.	MA	606,890	10.78	0.09	27.66	83.80	83.88	9.66	14.83
HMNF	HMN Financial, Inc.	MN	609,882	33.67	0.64	20.42	60.92	61.55	0.00	13.01
FCLF	First Clover Leaf Financial Corp.	IL	639,380	26.79	5.98	21.48	59.87	65.85	5.16	11.79
CARV	Carver Bancorp, Inc.	NY	644,101	30.84	5.65	17.23	60.00	65.65	9.69	8.22
GCBC	Greene County Bancorp, Inc. (MHC)	NY	674,161	18.95	18.68	42.49	59.23	77.91	2.62	9.08
HBNK	Hampden Bancorp, Inc.	MA	701,497	3.58	18.64	26.40	72.41	91.05	0.57	12.42
FSFG	First Savings Financial Group, Inc.	IN	701,811	24.91	6.91	28.35	60.40	67.31	12.25	12.21

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:

- Regions: Midwest, Northcentral, Northeast
- Asset size: < $750 million
- No Pink Sheet or OTC BB

				OPERATING PERFORMANCE						ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)		NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	BEN FRANKLIN FINANCIAL, INC.	IL	**92,094**	**(1.34)**	**(13.20)**	**3.22**	**4.07**	**0.17**		**2.56**	**1.05**	**1.41**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 0.75	< 7.00	2.00- 4.00	2.00- 4.50	< 1.20		< 5.00	< 1.50	> 0.50
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	219,790	0.14	1.28	3.62	3.78	0.72		2.73	0.90	0.68
GTWN	Georgetown Bancorp, Inc.	MA	264,576	0.42	3.48	4.05	3.49	0.48		0.13	0.00	0.81
CMSB	CMS Bancorp, Inc.	NY	273,045	0.22	2.53	3.52	3.03	0.11		2.21	0.09	0.25
MCBK	Madison County Financial, Inc.	NE	291,084	0.99	4.54	3.82	2.49	0.62		0.21	0.00	2.25
CFBK	Central Federal Corporation	OH	294,457	0.13	1.43	2.97	3.42	0.84		3.20	0.63	2.23
PBCP	Polonia Bancorp, Inc.	PA	299,266	(0.08)	(0.53)	3.08	4.47	1.64		0.91	0.25	0.46
JXSB	Jacksonville Bancorp, Inc.	IL	308,830	0.85	6.24	3.62	3.33	1.12		1.06	0.09	1.07
KFFB	Kentucky First Federal Bancorp (MHC)	KY	309,085	0.64	3.37	3.94	2.56	0.16		3.79	0.60	0.48
WVFC	WVS Financial Corp.	PA	309,864	0.33	3.39	1.53	1.16	0.18		0.20	0.00	0.07
FFCO	FedFirst Financial Corporation	PA	330,955	0.35	2.11	3.48	3.29	1.29		1.66	0.04	1.05
WBKC	Wolverine Bancorp, Inc.	MI	337,761	0.46	2.24	3.61	2.98	0.38		1.93	0.29	2.52
MSBF	MSB Financial Corp. (MHC)	NJ	345,289	0.27	2.61	2.92	2.36	0.25		3.48	0.34	1.08
OFED	Oconee Federal Financial Corp. (MHC)	SC	360,336	1.04	5.31	3.28	1.58	0.10		0.65	0.23	0.23
LSBI	LSB Financial Corp.	IN	368,688	0.55	4.94	3.24	3.00	0.92		1.70	0.04	1.75
WAYN	Wayne Savings Bancshares, Inc.	OH	415,388	0.58	6.00	3.27	2.63	0.41		1.04	0.00	0.63
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	425,276	0.41	2.40	3.50	2.65	0.18		2.22	0.73	1.01
PSBH	PSB Holdings, Inc. (MHC)	CT	459,387	0.25	2.49	2.36	2.36	0.49		1.88	0.37	0.57
FCAP	First Capital, Inc.	IN	459,537	1.21	10.18	4.02	2.97	0.99		1.37	0.06	1.12
NECB	Northeast Community Bancorp, Inc.	NY	475,404	0.27	0.89	3.85	3.60	0.43		5.65	0.86	0.91
RIVR	River Valley Bancorp	IN	485,776	0.81	11.19	3.47	2.78	0.76		3.22	0.26	0.87
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	490,612	0.74	5.37	3.31	2.56	0.42		1.21	0.12	0.36

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:

- Regions: Midwest, Northcentral, Northeast
- Asset size: < $750 million
- No Pink Sheet or OTC BB

				OPERATING PERFORMANCE						ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	BEN FRANKLIN FINANCIAL, INC.	**IL**	**92,094**	**(1.34)**	**(13.20)**	**3.22**	**4.07**	**0.17**	**2.56**	**1.05**	**1.41**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 0.75	< 7.00	2.00-4.00	2.00-4.50	< 1.20	< 5.00	< 1.50	> 0.50
WEBK	Wellesley Bancorp, Inc.	MA	494,304	0.44	4.19	3.63	2.88	0.23	0.70	0.00	0.92
PBIP	Prudential Bancorp, Inc.	PA	511,945	0.40	2.04	2.62	2.21	0.16	3.46	0.09	0.46
NVSL	Naugatuck Valley Financial Corporation	CT	512,064	(0.61)	(5.05)	3.46	4.24	0.50	1.08	0.22	1.94
ESBK	Elmira Savings Bank, FSB	NY	517,053	0.27	2.49	1.70	1.35	0.42	0.83	0.03	0.75
UCBA	United Community Bancorp	IN	530,465	0.41	2.91	2.67	2.55	0.71	2.88	0.11	1.04
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	533,041	0.09	1.08	3.34	2.86	0.27	5.32	2.91	0.65
LPSB	Laporte Bancorp, Inc.	IN	535,162	0.74	4.38	3.16	2.45	0.43	2.23	0.16	0.74
PBHC	Pathfinder Bancorp, Inc. (MHC)	NY	544,529	0.39	4.64	3.37	3.03	0.58	1.68	0.13	0.95
COBK	Colonial Financial Services, Inc.	NJ	550,650	(0.18)	(1.75)	2.51	2.38	0.28	4.31	0.60	0.89
IROQ	IF Bancorp, Inc.	IL	551,343	0.81	4.32	2.98	2.96	0.68	0.82	0.07	0.68
WBB	Westbury Bancorp, Inc.	WI	556,477	(0.27)	(1.72)	3.49	4.42	1.18	1.53	0.20	0.71
CZWI	Citizens Community Bancorp, Inc.	WI	564,772	0.29	2.97	3.63	3.32	0.65	1.53	0.30	1.14
MLVF	Malvern Bancorp, Inc.	PA	578,088	(3.01)	(22.80)	2.61	3.13	0.34	1.03	0.40	0.83
CHEV	Cheviot Financial Corp.	OH	581,043	0.29	1.83	2.78	2.36	0.42	1.73	0.51	0.30
PEOP	Peoples Federal Bancshares, Inc.	MA	606,201	0.35	1.94	3.16	2.64	0.28	0.25	0.00	0.67
CBNK	Chicopee Bancorp, Inc.	MA	606,890	(0.03)	(0.17)	3.41	3.08	0.46	2.02	0.02	0.74
HMNF	HMN Financial, Inc.	MN	609,882	3.83	31.01	3.54	3.56	1.14	2.94	1.04	1.46
FCLF	First Clover Leaf Financial Corp.	IL	639,380	0.45	3.68	2.90	2.28	0.22	2.34	0.85	0.90
CARV	Carver Bancorp, Inc.	NY	644,101	(0.03)	(1.01)	3.36	1.62	0.32	2.77	0.21	1.13
GCBC	Greene County Bancorp, Inc. (MHC)	NY	674,161	0.79	9.20	2.68	2.48	0.81	1.07	0.10	1.05
HBNK	Hampden Bancorp, Inc.	MA	701,497	0.66	5.27	3.23	2.40	0.53	1.44	0.17	0.78
FSFG	First Savings Financial Group, Inc.	IN	701,811	0.76	6.12	3.86	2.98	0.73	3.12	1.04	0.86

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS
Most Recent Quarter

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	BEN FRANKLIN FINANCIAL, INC.	**IL**	**92,094**	**26.41**	**0.92**	**45.26**	**69.54**	**70.46**	**0.00**	**9.88**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 35.00	< 35.00	< 50.00	40.00 - 90.00	60.00 - 90.00	< 20.00	6.00 - 20.00
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	219,790	17.24	14.69	31.33	61.63	76.32	11.45	10.99
JXSB	Jacksonville Bancorp, Inc.	IL	308,830	21.35	15.66	18.00	56.47	72.12	1.72	14.28
WBKC	Wolverine Bancorp, Inc.	MI	337,761	12.30	0.00	24.99	85.51	85.51	15.40	18.02
WAYN	Wayne Savings Bancshares, Inc.	OH	415,388	10.49	21.76	40.14	62.61	84.37	5.43	9.63
UCBA	United Community Bancorp	IN	530,465	(29.04)	33.75	30.40	46.07	79.82	2.83	13.75
LPSB	Laporte Bancorp, Inc.	IN	535,162	17.46	17.28	11.08	58.14	75.42	16.84	15.42
IROQ	IF Bancorp, Inc.	IL	551,343	23.68	12.10	28.53	59.84	71.94	10.29	14.89
CZWI	Citizens Community Bancorp, Inc.	WI	564,772	8.90	6.70	43.73	81.14	87.83	11.49	10.02
FCLF	First Clover Leaf Financial Corp.	IL	639,380	26.79	5.98	21.48	59.87	65.85	5.16	11.79
FSFG	First Savings Financial Group, Inc.	IN	701,811	24.91	6.91	28.35	60.40	67.31	12.25	12.21
		AVERAGE	480,470	13.41	13.48	27.80	63.17	76.65	9.28	13.10
		MEDIAN	532,814	17.35	13.40	28.44	60.14	75.87	10.87	12.98
		HIGH	701,811	26.79	33.75	43.73	85.51	87.83	16.84	18.02
		LOW	219,790	(29.04)	0.00	11.08	46.07	65.85	1.72	9.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

				OPERATING PERFORMANCE						ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (2) (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	BEN FRANKLIN FINANCIAL, INC.	**IL**	**92,094**	**(1.34)**	**(13.20)**	**3.22**	**4.07**	**0.17**	**2.56**	**1.05**	**1.41**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		< 750,000	< 0.75	< 7.00	2.00-4.00	2.00-4.50	< 1.20	< 5.00	< 1.50	> 0.50
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	219,790	0.14	1.28	3.62	3.78	0.72	2.73	0.90	0.68
JXSB	Jacksonville Bancorp, Inc.	IL	308,830	0.85	6.24	3.62	3.33	1.12	1.06	0.09	1.07
WBKC	Wolverine Bancorp, Inc.	MI	337,761	0.46	2.24	3.61	2.98	0.38	1.93	0.29	2.52
WAYN	Wayne Savings Bancshares, Inc.	OH	415,388	0.58	6.00	3.27	2.63	0.41	1.04	0.00	0.63
UCBA	United Community Bancorp	IN	530,465	0.41	2.91	2.67	2.55	0.71	2.88	0.11	1.04
LPSB	Laporte Bancorp, Inc.	IN	535,162	0.74	4.38	3.16	2.45	0.43	2.23	0.16	0.74
IROQ	IF Bancorp, Inc.	IL	551,343	0.81	4.32	2.98	2.96	0.68	0.82	0.07	0.68
CZWI	Citizens Community Bancorp, Inc.	WI	564,772	0.29	2.97	3.63	3.32	0.65	1.53	0.30	1.14
FCLF	First Clover Leaf Financial Corp.	IL	639,380	0.45	3.68	2.90	2.28	0.22	2.34	0.85	0.90
FSFG	First Savings Financial Group, Inc.	IN	701,811	0.76	6.12	3.86	2.98	0.73	3.12	1.04	0.86
		AVERAGE	480,470	0.55	4.01	3.33	2.93	0.61	1.97	0.38	1.03
		MEDIAN	532,814	0.52	4.00	3.44	2.97	0.67	2.08	0.23	0.88
		HIGH	701,811	0.85	6.24	3.86	3.78	1.12	3.12	1.04	2.52
		LOW	219,790	0.14	1.28	2.67	2.28	0.22	0.82	0.00	0.63

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
BEN FRANKLIN FINANCIAL, INC.		**ARLINGTON HEIGHTS**	**IL**	**2**	**OTC BB**	**92,094**	**89,566**	**64,044**	**0**	**81,976**	**9,100**
COMPARABLE GROUP											
CZWI	Citizens Community Bancorp, Inc.	Eau Claire	WI	22	NASDAQ	564,772	552,652	458,239	175	439,818	56,599
FCLF	First Clover Leaf Financial Corp.	Edwardsville	IL	5	NASDAQ	639,380	580,525	382,791	12,538	528,573	75,396
FFNM	First Federal of Northern Michigan Bancorp, In	Alpena	MI	9	NASDAQ	219,790	203,885	135,449	773	168,999	24,159
FSFG	First Savings Financial Group, Inc.	Clarksville	IN	15	NASDAQ	701,811	643,834	423,915	9,747	525,195	85,663
IROQ	IF Bancorp, Inc.	Watseka	IL	4	NASDAQ	551,343	527,241	329,924	506	405,595	82,086
JXSB	Jacksonville Bancorp, Inc.	Jacksonville	IL	4	NASDAQ	308,830	292,024	174,382	3,381	252,086	44,093
LPSB	Laporte Bancorp, Inc.	La Porte	IN	8	NASDAQ	535,162	486,151	311,161	9,053	356,856	82,531
UCBA	United Community Bancorp	Lawrenceburg	IN	8	NASDAQ	530,465	269,354	244,384	3,791	439,636	72,930
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	415,388	388,855	260,056	2,008	349,448	39,992
WBKC	Wolverine Bancorp, Inc.	Midland	MI	4	NASDAQ	337,761	337,959	288,810	85	221,235	60,856
	Average			9.0		480,470	428,248	300,911	4,206	368,744	62,431
	Median			8.0		532,814	437,503	299,986	2,695	381,226	66,893
	High			22.0		701,811	643,834	458,239	12,538	528,573	85,663
	Low			4.0		219,790	203,885	135,449	85	168,999	24,159

EXHIBIT 40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 41

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	As a Percent of Total Assets: Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
SUBJECT												
	BEN FRANKLIN FINANCIAL, INC.	**92,094**	**26.41**	**0.92**	**69.54**	**1.41**	**1.05**	**0.00**	**2.56**	**97.25**	**89.01**	**0.00**
COMPARABLE GROUP												
FFNM	First Federal of Northern Michigan Bancorp	219,790	17.24	14.69	61.63	0.68	0.78	0.35	2.73	92.76	77.43	0.35
JXSB	Jacksonville Bancorp, Inc.	308,830	21.35	15.66	56.47	1.08	0.06	1.09	1.06	94.56	75.54	0.21
WBKC	Wolverine Bancorp, Inc.	337,761	12.30	0.00	85.51	2.40	0.18	0.03	1.93	100.06	80.90	0.03
WAYN	Wayne Savings Bancshares, Inc.	415,388	10.49	21.76	62.61	0.61	0.02	0.48	1.04	93.61	68.32	0.00
UCBA	United Community Bancorp	530,465	-29.04	33.75	46.07	1.03	0.11	0.71	2.88	50.78	24.37	0.14
LPSB	Laporte Bancorp, Inc.	535,162	17.46	17.28	58.14	0.70	0.16	1.69	2.23	90.84	73.64	0.07
IROQ	IF Bancorp, Inc.	551,343	23.68	12.10	59.84	0.72	0.08	0.09	0.82	95.63	79.98	0.09
CZWI	Citizens Community Bancorp, Inc.	564,772	8.90	6.70	81.14	1.12	0.24	0.03	1.53	97.85	85.62	0.00
FCLF	First Clover Leaf Financial Corp.	639,380	26.79	5.98	59.87	0.87	0.67	1.96	2.34	90.79	78.84	0.15
FSFG	First Savings Financial Group, Inc.	701,811	24.91	6.91	60.40	0.87	1.03	1.39	3.12	91.74	78.88	0.00
	Average	480,470	13.41	13.48	63.17	1.01	0.33	0.78	1.97	89.86	72.35	0.10
	Median	532,814	17.35	13.40	60.14	0.87	0.17	0.60	2.08	93.19	78.14	0.08
	High	701,811	26.79	33.75	85.51	2.40	1.03	1.96	3.12	100.06	85.62	0.35
	Low	219,790	-29.04	0.00	46.07	0.61	0.02	0.03	0.82	50.78	24.37	0.00
ALL THRIFTS (173)												
	Average	1,855,514	14.25	10.49	68.52	0.90	0.52	0.53	1.31	91.95	76.17	0.14
MIDWEST THRIFTS (53)												
	Average	675,377	16.37	9.11	66.35	1.05	0.43	0.37	1.49	91.12	76.38	0.19
ILLINOIS THRIFTS (14)												
	Average	350,602	22.05	6.66	62.85	1.00	0.69	0.25	1.84	90.94	78.81	0.07

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

	Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	Acc. Other Compr. Income (%)	Retained Earnings (%)	Total Equity (%)	Tier 1 Capital (%) (1)	Reg. Risk-Based Capital (%) (1)
SUBJECT												
BEN FRANKLIN FINANCIAL, INC.	**82,994**	**9,100**	**89.01**	**0.00**	**1.11**	**0.00**	**9.88**	**0.01**	**1.90**	**9.88**	**9.05**	**15.62**
COMPARABLE GROUP												
FFNM First Federal of Northern Michigan Bancc	195,632	24,159	76.89	11.45	0.50	0.00	10.99	0.12	1.35	10.99	10.48	18.24
JXSB Jacksonville Bancorp, Inc.	264,736	44,093	81.63	1.72	2.05	0.00	14.28	0.17	9.52	14.28	12.29	19.74
WBKC Wolverine Bancorp, Inc.	276,905	60,856	65.50	15.40	1.09	0.00	18.02	0.00	12.97	18.02	16.72	22.67
WAYN Wayne Savings Bancshares, Inc.	375,396	39,992	84.13	5.43	0.82	0.00	9.63	0.17	4.73	9.63	8.70	15.30
UCBA United Community Bancorp	457,535	72,930	82.88	2.83	0.47	0.00	13.75	(0.20)	5.19	13.75	13.83	26.89
LPSB Laporte Bancorp, Inc.	452,631	82,531	66.68	16.84	1.05	0.00	15.42	0.07	7.92	15.42	13.00	19.10
IROQ IF Bancorp, Inc.	469,257	82,086	73.56	10.29	0.83	0.00	14.89	0.20	6.81	14.89	14.44	21.90
CZWI Citizens Community Bancorp, Inc.	508,173	56,599	77.88	11.49	0.61	0.00	10.02	(0.16)	0.61	10.02	10.10	16.20
FCLF First Clover Leaf Financial Corp.	563,983	75,396	82.67	5.16	0.38	0.00	11.79	(0.01)	2.96	11.79	9.79	17.07
FSFG First Savings Financial Group, Inc.	616,148	85,663	74.83	12.25	0.64	2.44	9.77	0.49	6.57	12.21	9.02	14.92
Average	418,040	62,431	76.66	9.28	0.84	0.24	12.86	0.09	5.86	13.10	11.84	19.20
Median	455,083	66,893	77.38	10.87	0.73	0.00	12.77	0.10	5.88	12.98	11.39	18.67
High	616,148	85,663	84.13	16.84	2.05	2.44	18.02	0.49	12.97	18.02	16.72	26.89
Low	195,632	24,159	65.50	1.72	0.38	0.00	9.63	(0.20)	0.61	9.63	8.70	14.92
ALL THRIFTS (173)												
Average	1,634,238	231,794	76.33	10.60	0.97	0.21	12.39	(0.05)	6.37	12.68	11.80	19.87
MIDWEST THRIFTS (53)												
Average	586,577	88,804	78.05	8.64	1.02	0.20	11.86	(0.02)	6.01	12.06	11.23	19.17
ILLINOIS THRIFTS (14)												
Average	308,100	42,511	80.68	6.50	1.06	0.00	11.49	0.02	5.29	11.49	10.54	19.12

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 43

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	BEN FRANKLIN FINANCIAL, INC.	**3,512**	**497**	**3,015**	**565**	**0**	**164**	**3,899**	**(1,285)**	**2**	**(1,287)**	**(1,287)**
COMPARABLE GROUP												
FFNM	First Federal of Northern Michigan Bancorp, Inc.	8,209	1,052	7,157	313	0	1,540	8,079	305	0	305	305
JXSB	Jacksonville Bancorp, Inc.	12,225	1,616	10,609	200	371	3,504	10,442	3,875	968	2,907	2,666
WBKC	Wolverine Bancorp, Inc.	13,723	3,110	10,613	650	0	1,154	8,963	2,154	772	1,382	1,382
WAYN	Wayne Savings Bancshares, Inc.	14,697	2,217	12,480	438	148	1,663	10,671	3,034	677	2,357	2,357
UCBA	United Community Bancorp	15,078	2,656	12,422	(132)	0	3,697	13,192	2,939	659	2,280	2,280
LPSB	Laporte Bancorp, Inc.	17,503	3,302	14,201	(100)	328	2,110	12,076	4,663	823	3,840	3,627
IROQ	IF Bancorp, Inc.	18,961	3,148	15,813	501	(124)	2,986	13,040	5,339	1,862	3,477	3,558
CZWI	Citizens Community Bancorp, Inc.	24,061	4,467	19,594	2,263	(234)	3,569	18,339	2,327	857	1,470	1,622
FCLF	First Clover Leaf Financial Corp.	19,188	2,777	16,411	35	0	1,350	14,082	3,643	861	2,781	2,781
FSFG	First Savings Financial Group, Inc.	27,371	3,605	23,766	1,200	123	4,952	20,098	7,543	2,154	5,389	5,138
	Average	17,102	2,795	14,307	537	61	2,653	12,898	3,582	963	2,619	2,572
	Median	16,291	2,944	13,341	376	0	2,548	12,558	3,339	840	2,569	2,512
	High	27,371	4,467	23,766	2,263	371	4,952	20,098	7,543	2,154	5,389	5,138
	Low	8,209	1,052	7,157	(132)	(234)	1,154	8,079	305	0	305	305
ALL THRIFTS (173)												
	Average	64,396	16,318	48,078	1,781	634	17,647	45,880	17,532	3,713	13,570	13,120
MIDWEST THRIFTS (53)												
	Average	22,862	4,513	18,349	3,131	120	13,314	27,523	(2,066)	(8,099)	6,024	5,927
ILLINOIS THRIFTS (14)												
	Average	12,106	1,653	10,453	320	68	2,124	10,655	1,719	(223)	1,942	1,898

EXHIBIT 44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON
AS A PERCENTAGE OF AVERAGE ASSETS

	Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT											
BEN FRANKLIN FINANCIAL, INC.	3.67	**0.52**	**3.15**	**0.59**	**0.00**	**0.17**	**4.07**	**(1.34)**	**0.00**	**(1.34)**	**(1.34)**
COMPARABLE GROUP											
FFNM First Federal of Northern Michigan Bancorp, Inc.	3.84	0.49	3.34	0.15	0.00	0.72	3.78	0.14	0.00	0.14	0.14
JXSB Jacksonville Bancorp, Inc.	3.89	0.51	3.38	0.06	0.12	1.12	3.33	1.23	0.31	0.93	0.85
WBKC Wolverine Bancorp, Inc.	4.56	1.03	3.53	0.22	0.00	0.38	2.98	0.72	0.26	0.46	0.46
WAYN Wayne Savings Bancshares, Inc.	3.63	0.55	3.08	0.11	0.04	0.41	2.63	0.75	0.17	0.58	0.58
UCBA United Community Bancorp	2.91	0.51	2.40	(0.03)	0.00	0.71	2.55	0.57	0.13	0.44	0.44
LPSB Laporte Bancorp, Inc.	3.56	0.67	2.88	(0.02)	0.07	0.43	2.45	0.95	0.17	0.78	0.74
IROQ IF Bancorp, Inc.	4.31	0.72	3.59	0.11	(0.03)	0.68	2.96	1.21	0.42	0.79	0.81
CZWI Citizens Community Bancorp, Inc.	4.35	0.81	3.55	0.41	(0.04)	0.65	3.32	0.42	0.16	0.27	0.29
FCLF First Clover Leaf Financial Corp.	3.11	0.45	2.66	0.01	0.00	0.22	2.28	0.59	0.14	0.45	0.45
FSFG First Savings Financial Group, Inc.	4.05	0.53	3.52	0.18	0.02	0.73	2.98	1.12	0.32	0.80	0.76
Average	3.82	0.63	3.19	0.12	0.02	0.60	2.93	0.77	0.21	0.56	0.55
Median	3.87	0.54	3.36	0.11	0.00	0.66	2.97	0.73	0.17	0.52	0.52
High	4.56	1.03	3.59	0.41	0.12	1.12	3.78	1.23	0.42	0.93	0.85
Low	2.91	0.45	2.40	(0.03)	(0.04)	0.22	2.28	0.14	0.00	0.14	0.14
ALL THRIFTS (173)											
Average	3.89	0.68	3.21	0.10	0.02	1.04	3.30	0.95	0.20	0.73	0.71
MIDWEST THRIFTS (53)											
Average	3.79	0.64	3.15	0.18	0.02	1.02	3.19	(0.36)	(1.17)	0.81	0.80
ILLINOIS THRIFTS (14)											
Average	3.61	0.58	3.04	0.08	0.04	0.83	3.05	0.54	0.10	0.45	0.44

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 45

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
SUBJECT									
	BEN FRANKLIN FINANCIAL, INC.	**3.75**	**0.59**	**3.16**	**3.22**	**(1.34)**	**(13.20)**	**(1.34)**	**(13.20)**
COMPARABLE GROUP									
FFNM	First Federal of Northern Michigan Bancorp	4.15	0.84	3.31	3.62	0.14	1.28	0.14	1.28
JXSB	Jacksonville Bancorp, Inc.	4.18	0.68	3.50	3.62	0.93	6.81	0.85	6.24
WBKC	Wolverine Bancorp, Inc.	4.67	1.32	3.36	3.61	0.46	2.24	0.46	2.24
WAYN	Wayne Savings Bancshares, Inc.	3.86	0.61	3.24	3.27	0.58	6.00	0.58	6.00
UCBA	United Community Bancorp	3.29	0.75	2.54	2.67	0.44	3.10	0.41	2.91
LPSB	Laporte Bancorp, Inc.	3.89	0.93	2.96	3.16	0.78	4.64	0.74	4.38
IROQ	IF Bancorp, Inc.	3.57	0.87	2.70	2.98	0.79	4.23	0.81	4.32
CZWI	Citizens Community Bancorp, Inc.	4.46	0.91	3.55	3.63	0.27	2.69	0.29	2.97
FCLF	First Clover Leaf Financial Corp.	3.40	0.58	2.82	2.90	0.45	3.68	0.45	3.68
FSFG	First Savings Financial Group, Inc.	4.45	0.67	3.77	3.86	0.80	6.42	0.76	6.12
	Average	3.99	0.82	3.17	3.33	0.56	4.11	0.55	4.01
	Median	4.02	0.80	3.28	3.44	0.52	3.96	0.52	4.00
	High	4.67	1.32	3.77	3.86	0.93	6.81	0.85	6.24
	Low	3.29	0.58	2.54	2.67	0.14	1.28	0.14	1.28
ALL THRIFTS (173)									
	Average	3.92	1.14	2.78	2.92	0.75	6.05	0.72	5.86
MIDWEST THRIFTS (53)									
	Average	3.64	0.84	2.80	2.93	0.88	7.43	0.87	7.32
ILLINOIS THRIFTS (14)									
	Average	3.71	0.60	3.11	3.21	0.61	5.15	0.60	5.04

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RESERVES AND SUPPLEMENTAL DATA

		RESERVES AND SUPPLEMENTAL DATA				
		Reserves/ Gross Loans (%)	Reserves/ NPA (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT						
	BEN FRANKLIN FINANCIAL, INC.	**1.98**	**54.88**	**1.81**	**49.83**	**-0.16**
COMPARABLE GROUP						
FFNM	First Federal of Northern Michigan Bancorp, Inc.	1.09	37.91	0.37	60.54	0.00
JXSB	Jacksonville Bancorp, Inc.	1.89	298.30	0.11	99.01	24.98
WBKC	Wolverine Bancorp, Inc.	2.75	144.66	(0.03)	(878.38)	35.84
WAYN	Wayne Savings Bancshares, Inc.	0.97	79.41	0.34	50.17	22.31
UCBA	United Community Bancorp	2.18	51.50	(0.01)	471.43	22.42
LPSB	Laporte Bancorp, Inc.	1.21	62.65	0.14	(26.60)	17.65
IROQ	IF Bancorp, Inc.	1.19	123.61	0.19	104.16	34.88
CZWI	Citizens Community Bancorp, Inc.	1.36	253.62	0.45	114.29	36.83
FCLF	First Clover Leaf Financial Corp.	1.43	56.01	(0.01)	(63.64)	23.63
FSFG	First Savings Financial Group, Inc.	1.41	55.32	0.10	301.51	28.56
	Average	1.55	116.30	0.17	23.25	24.71
	Median	1.39	71.03	0.13	79.78	24.31
	High	2.75	298.30	0.45	471.43	36.83
	Low	0.97	37.91	(0.03)	(878.38)	0.00
ALL THRIFTS (173)						
	Average	1.36	162.86	0.25	70.42	28.82
MIDWEST THRIFTS (53)						
	Average	1.59	112.94	0.30	39.64	26.99
ILLINOIS THRIFTS (14)						
	Average	1.59	113.34	0.25	5.91	27.23

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 47

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF AUGUST 15, 2014
FINANCIAL DATA AS OF MOST RECENT FOUR QUARTERS

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
BEN FRANKLIN FINANCIAL, INC.															
Midpoint	7,550	10.00	(1.79)	15.63	NM	63.98	7.96	63.98	NM	0.00	0.00	0.00	12.45	(1.37)	(11.01)
Minimum	6,418	10.00	(2.10)	17.50	NM	57.15	6.81	57.15	NM	0.00	0.00	0.00	11.92	(1.38)	(11.57)
Maximum	8,683	10.00	(1.55)	14.25	NM	70.18	9.10	70.18	NM	0.00	0.00	0.00	12.97	(1.36)	(10.49)
Maximum, as adjusted	9,985	10.00	(1.35)	13.05	NM	76.63	10.40	76.63	NM	0.00	0.00	0.00	13.57	(1.35)	(9.95)
ALL THRIFTS (173)															
Average	243,253	19.31	1.06	20.07	16.62	94.44	11.61	101.77	18.16	0.28	1.68	29.97	12.71	0.72	5.86
Median	52,398	15.00	0.71	15.99	16.62	92.02	11.54	95.69	17.31	0.20	1.28	22.06	11.84	0.55	4.27
ILLINOIS THRIFTS (13)															
Average	40,009	12.53	0.68	17.30	10.51	70.62	9.10	73.18	21.24	0.19	1.12	14.20	11.49	0.60	5.04
Median	19,681	12.95	0.79	14.94	14.58	79.35	8.93	81.72	21.44	0.15	1.14	16.89	11.79	0.45	3.89
COMPARABLE GROUP (10)															
Average	50,914	14.65	0.82	18.17	25.04	81.91	10.77	89.30	25.18	0.32	2.27	49.33	13.10	0.55	3.99
Median	52,402	12.37	0.64	14.40	22.51	82.47	10.61	89.73	22.22	0.27	1.58	42.24	12.98	0.52	3.92
COMPARABLE GROUP															
CZWI Citizens Community Bancorp, Inc.	45,471	8.80	0.28	10.95	30.93	80.34	8.05	80.34	27.50	0.04	0.45	14.06	10.02	0.29	2.97
FCLF First Clover Leaf Financial Corp.	64,467	9.20	0.40	10.76	23.18	85.50	10.08	102.56	23.00	0.24	2.61	60.47	11.79	0.45	3.68
FFNM First Federal of Northern Michigan	16,785	5.82	0.11	8.38	55.03	69.48	7.64	71.77	58.20	0.08	1.37	75.65	10.99	0.14	1.28
FSFG First Savings Financial Group, Inc.	53,760	24.69	2.47	39.34	9.98	62.76	7.66	91.44	10.83	0.43	1.74	17.37	12.21	0.76	6.12
IROQ IF Bancorp, Inc.	75,934	17.15	0.79	18.54	21.84	92.51	13.77	93.08	21.44	0.10	0.58	12.73	14.89	0.81	4.32
JXSB Jacksonville Bancorp, Inc.	41,055	22.50	1.59	24.17	14.12	93.11	13.29	100.84	15.31	0.32	1.40	19.77	14.28	0.85	6.24
LPSB Laporte Bancorp, Inc.	64,703	11.23	0.67	14.32	16.85	78.40	12.09	88.02	17.33	0.16	1.42	24.01	15.42	0.72	4.16
UCBA United Community Bancorp	59,119	11.73	0.45	14.47	25.93	81.06	11.14	84.84	26.07	0.30	2.56	66.32	13.75	0.41	2.91
WAYN Wayne Savings Bancshares, Inc.	36,802	13.00	0.83	14.13	15.61	92.02	8.86	96.16	15.48	1.14	8.77	136.92	9.63	0.58	6.00
WBKC Wolverine Bancorp, Inc.	51,043	22.38	0.61	26.68	36.93	83.88	15.11	83.99	36.69	0.40	1.79	66.02	18.02	0.46	2.24

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 48

VALUATION ANALYSIS AND CALCULATION - SECOND STAGE OFFERING

BEN FRANKLIN FINANCIAL, INC.
August 15, 2014

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	24.45	22.51	16.46	15.97
Price to core earnings	P/CE	NM	24.64	22.22	18.05	16.92
Price to book value	P/B	63.98%	82.09	82.71	94.27	92.20
Price to tangible book value	P/TB	63.98%	88.51	88.48	101.49	95.76
Price to assets	P/A	7.96%	10.80	10.61	11.56	11.54

Pre conversion earnings	(Y)	$ (1,287,000)	For the twelve months ended June 30, 2014
Pre conversion core earnings	(CY)	$ (1,287,000)	For the twelve months ended June 30, 2014
Pre conversion book value	(B)	$ 9,100,000	At June 30, 2014
Pre conversion tang. book value	(TB)	$ 9,100,000	At June 30, 2014
Pre conversion assets	(A)	$ 92,094,000	At June 30, 2014

Conversion expense	(X)	14.70%	Percent sold	(PCT)	56.07%
ESOP stock purchase	(E)	7.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	21.90%
ESOP term (yrs.)	(T)	20	Option maturity	(OM)	5
RRP amount	(M)	3.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	0.00%			
Investment rate of return, pretax		1.70%			
Investment rate of return, net	(RR)	1.70%			

Formulae to indicate value after conversion:

1. P/CE method: Value = $\frac{P/CE*CY}{((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM)))}$ = $ 7,550,000

2. P/B method: Value = $\frac{P/B*(B)}{(1-PB*(PCT)*(1-X-E-M))}$ = $ 7,550,000

3. P/A method: Value = $\frac{P/A*(A)}{(1-PA*(PCT)*(1-X-E-M))}$ = $ 7,550,000

VALUATION CORRELATION AND CONCLUSIONS:

	Exchange Shares Issued	Public Shares Issued	Gross Proceeds of Public Offering	Exchange Ratio	Total Shares Issued	TOTAL VALUE
Midpoint	**331,672**	**423,329**	**$4,233,285**	**0.3862**	**755,000**	**$7,550,000**
Minimum	281,921	359,829	$3,598,292	0.3282	641,750	$6,417,500
Maximum	381,422	486,828	$4,868,278	0.4441	868,250	$8,682,500
Maximum, as adjusted	438,636	559,852	$5,598,519	0.5107	998,488	$9,984,875

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 49

PROJECTED EFFECT OF CONVERSION PROCEEDS
BEN FRANKLIN FINANCIAL, INC.
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	3,598,292
Less: Estimated offering expenses		1,109,500
Net offering proceeds	$	2,488,792

2. Generation of Additional Income

Net offering proceeds	$	2,488,792
Less: Stock-based benefit plans [2]		359,829
Net offering proceeds invested	$	2,128,963
Investment rate, after taxes		1.70%
Earnings increase - return on proceeds invested	$	36,192
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		12,594
Less: Stock-based incentive plan expense, net of taxes		21,590
Less: Option expense, net of applicable taxes		15,761
Net earnings increase (decrease)	$	(13,752)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 06/30/14	$	(1,287,000)	$	(1,287,000)
Net earnings increase (decrease)		(13,752)		(13,752)
After conversion	$	(1,300,752)	$	(1,300,752)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/14	$	9,100,000	$	9,100,000
Net cash conversion proceeds		2,128,963		2,128,963
MHC consolidation		0		0
After conversion	$	11,228,963	$	11,228,963

5. Comparative Pro Forma Assets

Before conversion - 06/30/14	$	92,094,000
Net cash conversion proceeds		2,128,963
MHC consolidation		0
After conversion	$	94,222,963

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 50

PROJECTED EFFECT OF CONVERSION PROCEEDS
BEN FRANKLIN FINANCIAL, INC.
At the MIDPOINT

1. Gross Offering Proceeds		
Offering proceeds (1)	$	4,233,285
Less: Estimated offering expenses		1,109,500
Net offering proceeds	$	3,123,785

2. Generation of Additional Income		
Net offering proceeds	$	3,123,785
Less: Stock-based benefit plans (2)		423,329
Net offering proceeds invested	$	2,700,457
Investment rate, after taxes		1.70%
Earnings increase - return on proceeds invested	$	45,908
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		14,816
Less: Stock-based incentive plan expense, net of taxes		25,400
Less: Option expense, net of applicable taxes		18,542
Net earnings increase (decrease)	$	(12,850)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/14	$	(1,287,000)	$	(1,287,000)
Net earnings increase		(12,850)		(12,850)
After conversion	$	(1,299,850)	$	(1,299,850)

4. Comparative Pro Forma Net Worth (3)

		Total		Tangible
Before conversion - 06/30/14	$	9,100,000	$	9,100,000
Net cash conversion proceeds		2,700,457		2,700,457
MHC consolidation		0		0
After conversion	$	11,800,457	$	11,800,457

5. Comparative Pro Forma Assets

Before conversion - 06/30/14	$	92,094,000
Net cash conversion proceeds		2,700,457
MHC consolidation		0
After conversion	$	94,794,457

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 51

PROJECTED EFFECT OF CONVERSION PROCEEDS
BEN FRANKLIN FINANCIAL, INC.
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	4,868,278
Less: Estimated offering expenses		1,109,500
Net offering proceeds	$	3,758,778

2. Generation of Additional Income

Net offering proceeds	$	3,758,778
Less: Stock-based benefit plans [2]		486,828
Net offering proceeds invested	$	3,271,950
Investment rate, after taxes		1.70%
Earnings increase - return on proceeds invested	$	55,623
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		17,039
Less: Stock-based incentive plan expense, net of taxes		29,210
Less: Option expense, net of applicable taxes		21,323
Net earnings increase (decrease)	$	(11,949)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/14	$	(1,287,000)	$	(1,287,000)
Net earnings increase		(11,949)		(11,949)
After conversion	$	(1,298,949)	$	(1,298,949)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/14	$	9,100,000	$	9,100,000
Net cash conversion proceeds		3,271,950		3,271,950
MHC consolidation		0		0
After conversion	$	12,371,950	$	12,371,950

5. Comparative Pro Forma Assets

Before conversion - 06/30/14	$	92,094,000
Net cash conversion proceeds		3,271,950
MHC consolidation		0
After conversion	$	95,365,950

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 52

PROJECTED EFFECT OF CONVERSION PROCEEDS
BEN FRANKLIN FINANCIAL, INC.
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	5,598,519
Less: Estimated offering expenses		1,109,500
Net offering proceeds	$	4,489,019

2. Generation of Additional Income

Net offering proceeds	$	4,489,019
Less: Stock-based benefit plans [2]		559,852
Net offering proceeds invested	$	3,929,167
Investment rate, after taxes		1.70%
Earnings increase - return on proceeds invested	$	66,796
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		19,595
Less: Stock-based incentive plan expense, net of taxes		33,591
Less: Option expense, net of applicable taxes		24,522
Net earnings increase (decrease)	$	(10,912)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 06/30/14	$	(1,287,000)	$	(1,287,000)
Net earnings increase		(10,912)		(10,912)
After conversion	$	(1,297,912)	$	(1,297,912)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 06/30/14	$	9,100,000	$	9,100,000
Net cash conversion proceeds		3,929,167		3,929,167
MHC consolidation		0		0
After conversion	$	13,029,167	$	13,029,167

5. Comparative Pro Forma Assets

Before conversion - 06/30/14	$	92,094,000
Net cash conversion proceeds		3,929,167
MHC consolidation		0
After conversion	$	96,023,167

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

KELLER & COMPANY
Columbus, Ohio
614-766-1426

EXHIBIT 53

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Ben Franklin Financial, Inc.		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	63.98 %	*	(22.06)%	(22.64)%
Price/assets	7.96 %		(26.24)%	(24.96)%
Price/tangible book value	63.98 %		(27.71)%	(27.69)%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	57.15 %	*	(30.38)%	(30.90)%
Price/assets	6.81 %		(36.92)%	(35.83)%
Price/tangible book value	57.15 %		(35.43)%	(35.40)%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	70.18 %	*	(14.51)%	(15.15)%
Price/assets	9.10 %		(15.68)%	(14.22)%
Price/tangible book value	70.18 %		(20.71)%	(20.68)%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	76.63 %	*	(6.64)%	(7.34)%
Price/assets	10.40 %		(3.70)%	(2.03)%
Price/tangible book value	76.63 %		(13.41)%	(13.38)%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since our inception in 1985, we have provided a wide range of consulting services to over 250 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies from Oregon to Maine.

Services offered by Keller & Company include the preparation of stock and ESOP valuations, fairness opinions, business and strategic plans, capital plans, financial models and projections, market studies, de novo charter and deposit insurance applications, incentive compensation plans, compliance policies, lending, underwriting and investment criteria, and responses to regulatory comments. Keller & Company also serves as advisor in merger/acquisition, deregistration, going private, secondary offering and branch purchase/sale transactions. Keller & Company is additionally active in loan review, director and management review, product analysis and development, performance analysis, compensation review, policy development, charter conversion, data processing, information technology systems, and conference planning and facilitation.

Keller & Company is one of the leading thrift conversion appraisal firms in the United States. We have on-line access to current and historical financial, organizational and demographic data for every financial institution and financial institution holding company in the United States and daily pricing data and ratios for all publicly traded financial institutions.

Keller & Company is an approved appraiser for filing with the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and numerous state government agencies, and is also approved by the Internal Revenue Service as an expert in financial institution stock valuations. We are an affiliate member of numerous trade organizations including the American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years of front line experience and accomplishment in various areas of the financial institution, regulatory and real estate sectors, offering clients distinct and diverse areas of expertise. It is the goal of Keller & Company to provide specific and ongoing relationship-based services that are pertinent, focused and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading and most recognized financial institution consulting firms in the nation.

EXHIBIT A

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

EXHIBIT A

Consultants in the Firm (cont.)

SUSAN H. O'DONNELL has twenty years of experience in the finance and accounting areas of the banking industry.

At the start of her career, Ms. O'Donnell worked in public accounting for Coopers & Lybrand in Cincinnati and earned her CPA. Her clients consisted primarily of financial institutions and health care companies.

Ms. O'Donnell then joined Empire Bank of America in Buffalo, New York. During her five years with Empire, Ms. O'Donnell progressed to the level of Vice President and was responsible for SEC, FHLB and internal financial reporting. She also coordinated the offering circular for its initial offering of common stock.

Ms. O'Donnell later joined Banc One Corporation where she worked for eleven years. She began her career at Banc One in the Corporate Accounting Department where she was responsible for SEC, Federal Reserve and investor relations reporting and coordinated the offering documents for stock and debt offerings. She also performed acquisition work including regulatory applications and due diligence and established accounting policies and procedures for all affiliates. Ms. O'Donnell later moved within Banc One to the position of chief financial officer of the Personal Trust business responsible for $225 million in revenue. She then provided leadership as the Director of Personal Trust Integration responsible for various savings and revenue enhancements related to the Bank One/First Chicago merger.

Ms. O'Donnell graduated from Miami University with a B.S. in Business. She also completed the Leading Strategic Change Program at The Darden School of Business and the Banc One Leadership Development Program.

EXHIBIT A

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

September 5, 2014
Date

Conversion Appraiser
Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Ben Franklin Bank of Illinois, in the amount of $35,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 5th day of September 2014.

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2017

NOTARY PUBLIC